Filed Pursuant to Rule 424(b)(1)

Registration No. 333-193172

GEOVAX LABS, INC.

Up to 5,915,048 Shares of Common Stock

This prospectus relates to up to 5,915,048 Shares of common stock, $0.001 par value, of GeoVax Labs, Inc. that may be sold from time to time by the selling stockholders named in this prospectus, which includes up to:

●	1,200,762 shares of common stock underlying Series A convertible preferred stock (“Series A Preferred Stock”), par value $0.01 per share, and

●	4,714,286 shares of common stock underlying Series B convertible preferred stock (“Series B Preferred Stock”), par value $0.01 per share.

The prices at which the Selling Stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. The shares included in this prospectus may be reoffered and sold directly by the selling stockholders in accordance with one or more of the methods described in the plan of distribution, which begins on page 59 of this prospectus.

We will not receive any proceeds from the sales of outstanding shares of common stock by the selling stockholders.

Our common stock is registered under Section 12(g) of the Securities Exchange Act of 1934 and quoted on the over-the-counter bulletin board under the symbol “GOVX.” On January 15, 2014, the last reported sale price for our common stock as reported on the over-the-counter bulletin board was $0.56 per share.

This prospectus may only be used where it is legal to offer and sell the shares covered by this prospectus. We have not taken any action to register or obtain permission for this offering or the distribution of this prospectus in any country other than the United States.

Investing in the common stock involves a high degree of risk. See “Risk Factors” beginning on page 4 for a discussion of these risks.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 16, 2014.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
COMPANY OVERVIEW	1
RISK FACTORS	4
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	13
USE OF PROCEEDS	14
MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS	14
BUSINESS	15
AVAILABLE INFORMATION	28
SELECTED FINANCIAL DATA	28
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	29
SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS, DIRECTORS AND OFFICERS	38
DIRECTOR AND EXECUTIVE OFFICERS	39
EXECUTIVE COMPENSATION	41
DIRECTOR COMPENSATION	46
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	47
SELLING STOCKHOLDERS	50
DESCRIPTION OF SECURITIES	53
DISCLOSURE OF COMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	58
PLAN OF DISTRIBUTION	59
LEGAL MATTERS	60
EXPERTS	61
WHERE YOU CAN FIND MORE INFORMATION	61
INDEX TO FINANCIAL STATEMENTS	F-1

You should rely only on the information contained in this prospectus and any free-writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the placement agent have authorized anyone to provide you with additional or different information. We are offering to sell and are seeking offers to buy these securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our securities. Unless the context otherwise requires, references to “we,” “our,” “us,” or the “Company” mean GeoVax Labs, Inc.

We obtained industry and market data used throughout this prospectus through our research, surveys and studies conducted by third parties and industry and general publications. We have not independently verified market and industry data from third-party sources.

PROSPECTUS SUMMARY

The following is only a summary. We urge you to read the entire prospectus, including the more detailed consolidated financial statements, notes to the consolidated financial statements and other information included. Investing in our securities involves risks. Therefore, please carefully consider the information provided under the heading “Risk Factors” starting on page 4. You should not invest unless you can afford to lose your entire investment.

COMPANY OVERVIEW

GeoVax Labs, Inc. was formed in 2001 and is a clinical-stage biotechnology company developing vaccines that prevent and control Human Immunodeficiency Virus (“HIV”) infections. HIV infections result in Acquired Immunodeficiency Syndrome (“AIDS”). We have exclusively licensed from Emory University (“Emory”) vaccine technology which was developed in collaboration with the United States National Institutes of Health (“NIH”) and the United States Centers for Disease Control and Prevention (“CDC”).

Our most advanced vaccines under development address the clade B subtype of the HIV virus that is prevalent in the Americas and western Europe. Our vaccines are being evaluated to determine their potential to (a) prevent HIV infection and (b) to serve as a therapy for individuals who are already infected with HIV. These vaccines are currently being evaluated in humans -- both in those infected with HIV and those who are not.

Subject to the availability of funding support from governmental or nongovernmental organizations, we also plan to develop vaccines designed for use to combat the subtypes of HIV that predominate in the developing countries. We have licensed from the NIH the MVA (modified vaccinia Ankara) construct for the clade C version of HIV prevalent in South Africa and India, and have begun early development work on a vaccine for this subtype of the virus.

Our vaccines incorporate two delivery components: a recombinant deoxyribonucleic acid (DNA) vaccine, and a recombinant poxvirus designated MVA vaccine. Both the DNA and MVA vaccines contain sufficient HIV genes to support the production of non-infectious virus-like particles.  These particles display the native trimeric-membrane-bound form of the viral envelope glycoprotein that mediates entry into cells and is the target for protective antibody. When used together, the recombinant DNA component primes immune responses, which are boosted by administration of the recombinant MVA component. We have also tested an adjuvanted version of our vaccine that co-expresses granulocyte-macrophage colony-stimulating factor (GM-CSF) in the DNA vaccine used to prime the immune response. An adjuvant is an agent that can improve a vaccine response.

Work on our vaccines began during the 1990s at Emory University in Atlanta, Georgia, under the direction of Dr. Harriet L. Robinson, who is now our Chief Scientific Officer. The vaccine technology was developed in collaboration with researchers at the NIH and the CDC. The technology developed by the collaboration is exclusively licensed to us from Emory University.

Therapeutic HIV Vaccine Program

A Phase 1 clinical trial (GV-TH-01) investigating the therapeutic use of our HIV vaccine is nearing completion, and we expect to release final results in the first quarter of 2014. The primary endpoint of this 9 patient “treatment interruption” study is to evaluate the safety of our vaccine in HIV-positive patients with well-controlled infections who are being treated with oral HIV medications. A secondary objective of the study is to evaluate the vaccine’s immunogenicity in infected patients on successful drug treatment. An exploratory objective is to evaluate the ability of the vaccinated patient to control re-emergent virus during a 12-week period of drug treatment interruption in which patients are removed from their anti-retroviral medications.

We are formulating plans for a Phase 1 clinical trial as a follow-on study to investigate the treatment of HIV-positive individuals with our vaccine in combination with standard-of-care antiretroviral drug therapy. The primary and secondary objectives of the study will be to evaluate the safety and immunogenicity of our DNA/MVA vaccine. An exploratory objective will be to investigate the vaccine’s effect on reducing viral reservoirs. We plan to submit a grant proposal to the NIH for financial support to conduct this trial which, if accepted, would allow us to begin in early 2015. If we are able to secure sufficient capital from issuance of our equity securities or other sources, we may initiate this trial sooner.

Preventive HIV Vaccine Program

A 48 patient Phase 1 clinical trial (HVTN094), testing the safety and immunogenicity of the adjuvanted version of our vaccine (GOVX-BO2) is nearing completion, and we expect to announce top-line results available during the first quarter of 2014. This study is being conducted by the HIV Vaccine Trials Network (HVTN) with financial support from the National Institute of Allergy and Infectious Disease (NIAID) of the NIH. We have been actively engaged in discussions with the HVTN regarding the design of a Phase 2a clinical trial to follow successful completion of HVTN094. However, early data from this trial has been compared to our Phase 2a data which used the non-adjuvanted version of the vaccine (GOVX-BO1). This review, together with a comprehensive analysis of an extensive preclinical program and input from our external clinical trial advisory board, has led us to the decision to advance GOVX-BO1 into efficacy trials. Accordingly, we are now in discussions with the HVTN on moving the unadjuvanted vaccine into Phase 2b efficacy testing in the Americas.

Our Strategy

Our short-term goal is to bring both our preventive and therapeutic HIV/AIDS vaccines into efficacy testing, with the ultimate objective of becoming a leading biopharmaceutical company that develops differentiated products to prevent and treat serious infections, focusing on unmet medical needs. To achieve these strategic goals, we intend to employ the following strategies:

●

Leverage the Support of Federal Government Agencies for Trials of our Preventive Vaccine. The NIH and HVTN have been very supportive of our efforts to date in developing our preventive vaccines, and we intend to continue to solicit their assistance and financial support for the efficacy testing of our preventive vaccines.

●

Development of Our Therapeutic Vaccine Candidates. We plan to focus our resources on developing our therapeutic vaccines to show initial indications of efficacy in humans. We will leverage governmental support where possible.

●

Seek the Support of Nongovernmental Organizations. We also intend to solicit the support of Nongovernmental Organizations (NGOs) toward the development of our vaccine candidates for the versions of the HIV virus prevalent in the developing world.

●

Seek Strategic Collaborations to Accelerate the Development of Our Vaccine Candidates to Optimize Economic Returns while Managing Risk. We intend to establish strategic licenses and collaborations, partnerships, alliances or enter into other transactions in the future with pharmaceutical or biopharmaceutical companies with greater clinical development, manufacturing and commercialization capabilities that we believe can accelerate the development and/or commercialization of our vaccine candidates.

●	New Business Opportunities. We will be open to new business development opportunities to potentially expand our technology and product pipeline or to otherwise provide additional revenue sources.

Company Background

We are incorporated under the laws of the State of Delaware. Our principal corporate offices are located at 1900 Lake Park Drive, Suite 380, Smyrna, Georgia 30080 (metropolitan Atlanta). Our telephone number is (678) 384-7220. The address of our web site is www.geovax.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, are available to you free of charge through the “Investors” section of our web site as soon as reasonably practicable after such materials have been electronically filed with, or furnished to, the Securities and Exchange Commission. Information contained on our web site does not form a part of this prospectus.

The Offering

Common stock offered by selling stockholders

Up to 5,915,048 shares, consisting of 1,200,762 shares of common stock underlying Series A Preferred Stock owned by selling stockholders and 4,714,286 shares of common stock underlying Series B Preferred Stock owned by the selling stockholders. This number represents approximately 20.6% of our current outstanding common stock, on a fully diluted basis. (1)

Common stock outstanding before the offering.	23,156,610 shares (1)

Common stock outstanding after the offering, assuming all the shares of Series A Preferred Stock and Series B Preferred Stock are converted into common stock.	28,682,325 shares (1)

Proceeds to us	We will not receive any proceeds from the sale of common stock covered by this prospectus.

Trading Symbol	GOVX

Risk Factors	There are significant risks involved in investing in our Company. For a discussion of risk factors you should consider before buying our common stock. See “Risk Factors” beginning on page 4.

(1)

The number of shares of our common stock that will be outstanding immediately after this offering is based on 23,156,610 shares outstanding as of December 27, 2013, and includes 811,429 shares of common stock issuable upon conversion of outstanding Series A Preferred Stock and 4,714,286 shares of common stock issuable upon conversion of Series B Preferred Stock, but excludes the following:

●

1,197,529 shares of common stock reserved for future issuance under our equity incentive plans. As of December 27, 2013, there were options to purchase 1,197,044 shares of our common stock outstanding under our equity incentive plans with a weighted average exercise price of $3.79 per share;

●	8,292,226 shares of common stock issuable upon exercise of currently outstanding warrants as of December 27, 2013, with a weighted average exercise price of $2.07 per share.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully review and consider the risks, uncertainties and other factors described below before you decide whether to purchase our securities. Any of these factors could materially and adversely affect our business, financial condition, operating results and prospects and could negatively impact the market price of our common stock, and you may lose some or all of your investment. The risks and uncertainties described below are not the only ones facing our Company. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, may also impair our business operations. You should also refer to the information contained in this prospectus, including our financial statements and the related notes.

Risks Related to Our Business

We have a history of operating losses, and we expect losses to continue for the foreseeable future.

We have had no product revenue to date and there can be no assurance that we will ever generate any product revenue. We have experienced operating losses since we began operations in 2001. As of September 30, 2013, we had an accumulated deficit of approximately $26.2 million. We expect to incur additional operating losses and expect cumulative losses to increase as our research and development, pre-clinical, clinical, manufacturing and marketing efforts expand. Our ability to generate revenue and achieve profitability depends on our ability to successfully complete the development of our product candidates, conduct pre-clinical tests and clinical trials, obtain the necessary regulatory approvals, and manufacture and market the resulting products. Unless we are able to successfully meet these challenges, we will not be profitable and may not remain in business.

Our business will require continued funding. If we do not receive adequate funding, we will not be able to continue our operations.

To date, we have financed our operations principally through the private placement of equity securities and through NIH grants. We will require substantial additional financing at various intervals for our operations, including clinical trials, operating expenses, intellectual property protection and enforcement, for pursuit of regulatory approvals, and for establishing or contracting out manufacturing, marketing and sales functions. There is no assurance that such additional funding will be available on terms acceptable to us or at all. If we are not able to secure the significant funding that is required to maintain and continue our operations at current levels, or at levels that may be required in the future, we may be required to delay clinical studies or clinical trials, curtail operations, or obtain funds through collaborative arrangements that may require us to relinquish rights to some of our products or potential markets.

The costs of conducting all of our human clinical trials to date for our preventive HIV vaccine have been borne by the HVTN, funded by the NIH, and we expect NIH support for additional clinical trials. GeoVax incurs costs associated with manufacturing the clinical vaccine supplies and other study support. We cannot predict the level of support we will receive from the HVTN or the NIH for any additional clinical trials.

Our operations are also partially supported by the NIH grants awarded to us to support our HIV/AIDS vaccine program. As of September 30, 2013, there is approximately $1.0 million of unused grant funds remaining and available for use through mid-2014. We intend to pursue additional grants from the federal government. However, as we progress to the later stages of our vaccine development activities, government financial support may be more difficult to obtain, or may not be available at all. Furthermore, there is some risk that actual funding for grants could be delayed, cut back, or eliminated due to government budget constraints. Therefore, it will be necessary for us to look to other sources of funding in order to finance our development activities.

We expect that our current working capital, combined with proceeds from the grants awarded to us from the NIH, and without consideration given to the proceeds of this offering, will be sufficient to support our planned level of operations into the second quarter of 2014. In order to meet our operating cash flow requirements we plan additional offerings of our equity securities, debt, or convertible debt instruments. Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, the consequences could have a material adverse effect on our business, operating results, financial condition and prospects.

Our products are still being developed and are unproven. These products may not be successful.

To become profitable, we must generate revenue through sales of our products. However our products are in varying stages of development and testing. Our products have not been proven in human clinical trials and have not been approved by any government agency for sale. If we cannot successfully develop and prove our products and processes, or if we do not develop other sources of revenue, we will not become profitable and at some point we would discontinue operations.

Whether we are successful will be dependent, in part, upon the leadership provided by our management. If we were to lose the services of any of these individuals, our business and operations may be adversely affected. Further, we may not carry key man life insurance on certain of our executive officers or directors.

Whether our business will be successful will be dependent, in part, upon the leadership provided by our officers, particularly our President and Chief Executive Officer and our Chief Scientific Officer. The loss of the services of these individuals may have an adverse effect on our operations. Although we carry some key man life insurance on Dr. Harriet L. Robinson, the amount of such coverage may not be sufficient to offset any adverse economic effects on our operations and we do not carry key man insurance on any of our other executive officers or directors. Further, our employees, including our executive officers and directors, are not subject to any covenants not to compete against the Company, and our business could be adversely affected if any of our employees or directors engaged in an enterprise competitive with the Company.

Regulatory and legal uncertainties could result in significant costs or otherwise harm our business.

To manufacture and sell our products, we must comply with extensive domestic and international regulation. In order to sell our products in the United States, approval from the FDA is required. Satisfaction of regulatory requirements, including FDA requirements, typically takes many years, and if approval is obtained at all, it is dependent upon the type, complexity and novelty of the product, and requires the expenditure of substantial resources. We cannot predict whether our products will be approved by the FDA. Even if they are approved, we cannot predict the time frame for approval. Foreign regulatory requirements differ from jurisdiction to jurisdiction and may, in some cases, be more stringent or difficult to meet than FDA requirements. As with the FDA, we cannot predict if or when we may obtain these regulatory approvals. If we cannot demonstrate that our products can be used safely and successfully in a broad segment of the patient population on a long-term basis, our products would likely be denied approval by the FDA and the regulatory agencies of foreign governments.

We will face intense competition and rapid technological change that could result in products that are superior to the products we will be commercializing or developing.

The market for vaccines that protect against or treat HIV/AIDS is intensely competitive and is subject to rapid and significant technological change. We will have numerous competitors in the United States and abroad, including, among others, large companies with substantially greater resources than us. These competitors may develop technologies and products that are more effective or less costly than any of our future technology or products or that could render our technology or products obsolete or noncompetitive. If our technology or products are not competitive, we may not be able to remain in business.

Our product candidates are based on new medical technology and, consequently, are inherently risky. Concerns about the safety and efficacy of our products could limit our future success.

We are subject to the risks of failure inherent in the development of product candidates based on new medical technologies. These risks include the possibility that the products we create will not be effective, that our product candidates will be unsafe or otherwise fail to receive the necessary regulatory approvals, and that our product candidates will be hard to manufacture on a large scale or will be uneconomical to market.

Many pharmaceutical products cause multiple potential complications and side effects, not all of which can be predicted with accuracy and many of which may vary from patient to patient. Long term follow-up data may reveal additional complications associated with our products. The responses of potential physicians and others to information about complications could materially affect the market acceptance of our products, which in turn would materially harm our business.

We may experience delays in our clinical trials that could adversely affect our financial results and our commercial prospects.

We do not know whether planned clinical trials will begin on time or whether we will complete any of our clinical trials on schedule, if at all. Product development costs will increase if we have delays in testing or approvals or if we need to perform more or larger clinical trials than planned. Significant delays may adversely affect our financial results and the commercial prospects for our products, and delay our ability to become profitable.

We rely heavily on the HVTN, independent clinical investigators, and other third party service providers for successful execution of our clinical trials, but do not control many aspects of their activities. We are responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires us to comply with standards, commonly referred to as Good Clinical Practices, for conducting, recording, and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. Our reliance on third parties that we do not control does not relieve us of these responsibilities and requirements. Third parties may not complete activities on schedule, or may not conduct our clinical trials in accordance with regulatory requirements or our stated protocols. The failure of these third parties to carry out their obligations could delay or prevent the development, approval and commercialization of our product candidates. There is also a risk of changes in clinical trial strategy and timelines due to the HVTN and the NIH altering their trial strategy. The US government can also affect trial timelines through budget restrictions such as sequestration.

Failure to obtain timely regulatory approvals required to exploit the commercial potential of our products could increase our future development costs or impair our future sales.

None of our vaccines are approved by the FDA for sale in the United States or by other regulatory authorities for sale in foreign countries. To exploit the commercial potential of our technologies, we are conducting and planning to conduct additional pre-clinical studies and clinical trials. This process is expensive and can require a significant amount of time. Failure can occur at any stage of testing, even if the results are favorable. Failure to adequately demonstrate safety and efficacy in clinical trials could delay or preclude regulatory approval and restrict our ability to commercialize our technology or products. Any such failure may severely harm our business. In addition, any approvals we obtain may not cover all of the clinical indications for which approval is sought, or may contain significant limitations in the form of narrow indications, warnings, precautions or contraindications with respect to conditions of use, or in the form of onerous risk management plans, restrictions on distribution, or post-approval study requirements.

State pharmaceutical marketing compliance and reporting requirements may expose us to regulatory and legal action by state governments or other government authorities.

In recent years, several states have enacted legislation requiring pharmaceutical companies to establish marketing compliance programs and file periodic reports on sales, marketing, pricing and other activities. Similar legislation is being considered in other states. Many of these requirements are new and uncertain, and available guidance is limited. Unless we are in full compliance with these laws, we could face enforcement action and fines and other penalties and could receive adverse publicity, all of which could harm our business.

We may be subject to new federal and state legislation to submit information on our open and completed clinical trials to public registries and databases.

In 1997, a public registry of open clinical trials involving drugs intended to treat serious or life-threatening diseases or conditions was established under the FDA Modernization Act, or the FDMA, to promote public awareness of and access to these clinical trials. Under the FDMA, pharmaceutical manufacturers and other trial sponsors are required to post the general purpose of these trials, as well as the eligibility criteria, location and contact information of the trials. Since the establishment of this registry, there has been significant public debate focused on broadening the types of trials included in this or other registries, as well as providing for public access to clinical trial results. A voluntary coalition of medical journal editors has adopted a resolution to publish results only from those trials that have been registered with a no-cost, publicly accessible database, such as www.clinicaltrials.gov. Federal legislation was introduced in the fall of 2004 to expand www.clinicaltrials.gov and to require the inclusion of trial results in this registry. The Pharmaceutical Research and Manufacturers of America also issued voluntary principles for its members to make results from certain clinical trials publicly available and established a website for this purpose. Other groups have adopted or are considering similar proposals for clinical trial registration and the posting of clinical trial results. Failure to comply with any clinical trial posting requirements could expose us to negative publicity, fines and other penalties, all of which could materially harm our business.

Recently enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our drug candidates and affect the prices we may obtain.

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our drug candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any drug candidates for which we obtain marketing approval.

Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or collectively the PPACA, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms.

Among the provisions of the PPACA of importance to our potential drug candidates are:

●

an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs;

●

an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13.0% of the average manufacturer price for branded and generic drugs, respectively;

●	expansion of healthcare fraud and abuse laws, including the False Claims Act and the Anti-Kickback Statute, new government investigative powers and enhanced penalties for non-compliance;
●

a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for a manufacturer’s outpatient drugs to be covered under Medicare Part D;

●	extension of a manufacturer’s Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;
●

expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for certain individuals with income at or below 133% of the federal poverty level beginning in 2014, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

●	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;
●	the new requirements under the federal Open Payments program and its implementing regulations;
●	a new requirement to annually report drug samples that manufacturers and distributors provide to physicians; and
●	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

In addition, other legislative changes have been proposed and adopted since the PPACA was enacted. These changes include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, starting in 2013. On March 1, 2013, the President signed an executive order implementing the 2% Medicare payment reductions, and on April 1, 2013, these reductions went into effect. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on customers for our drugs, if approved, and, accordingly, our financial operations.

We expect that the PPACA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved drug. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our drugs.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for drugs. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our drug candidates, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

We may not be successful in establishing collaborations for product candidates we may seek to commercialize, which could adversely affect our ability to discover, develop, and commercialize products.

We expect to seek collaborations for the development and commercialization of product candidates in the future. The timing and terms of any collaboration will depend on the evaluation by prospective collaborators of the clinical trial results and other aspects of our vaccine’s safety and efficacy profile. If we are unable to reach agreements with suitable collaborators for any product candidate, we will be forced to fund the entire development and commercialization of such product candidates, ourselves, and we may not have the resources to do so. If resource constraints require us to enter into a collaboration agreement early in the development of a product candidate, we may be forced to accept a more limited share of any revenues this product may eventually generate. We face significant competition in seeking appropriate collaborators. Moreover, these collaboration arrangements are complex and time-consuming to negotiate and document. We may not be successful in our efforts to establish collaborations or other alternative arrangements for any product candidate. Even if we are successful in establishing collaborations, we may not be able to ensure fulfillment by collaborators of their obligations or our expectations.

We do not have manufacturing, sales or marketing experience.

We do not have experience in manufacturing, selling, or marketing vaccines. To obtain the expertise necessary to successfully manufacture, market, and sell our vaccines, we will require the development of our own commercial infrastructure and/or collaborative commercial arrangements and partnerships. Our ability to execute our current operating plan is dependent on numerous factors, including, the performance of third party collaborators with whom we may contract.

Our vaccines under development may not gain market acceptance.

Our vaccines may not gain market acceptance among physicians, patients, healthcare payers and the medical community. Significant factors in determining whether we will be able to compete successfully include:

●	the efficacy and safety of our vaccines;
●	the time and scope of regulatory approval;
●	reimbursement coverage from insurance companies and others;
●	the price and cost-effectiveness of our products, and
●	the ability to maintain patent protection.

We may be required to defend lawsuits or pay damages for product liability claims.

Product liability is a major risk in testing and marketing biotechnology and pharmaceutical products. We may face substantial product liability exposure in human clinical trials and for products that we sell after regulatory approval. We carry product liability insurance and we expect to continue such policies. However, product liability claims, regardless of their merits, could exceed policy limits, divert management’s attention, and adversely affect our reputation and the demand for our products.

We could lose our license rights to our important intellectual property if we do not fulfill our contractual obligations to our licensors.

Our rights to significant parts of the technology we use in our vaccines are licensed from third parties and are subject to termination if we do not fulfill our contractual obligations to our licensors. Termination of intellectual property rights under any of our license agreements could adversely impact our ability to produce or protect our vaccines. Our obligations under our license agreements include requirements that we make milestone payments to our licensors upon the achievement of clinical development and regulatory approval milestones, royalties as we sell commercial products, and reimbursement of patent filing and maintenance expenses. Should we become bankrupt or otherwise unable to fulfill our contractual obligations, our licensors could terminate our rights to critical technology that we rely upon.

Other parties may claim that we infringe their intellectual property or proprietary rights, which could cause us to incur significant expenses or prevent us from selling products.

Our success will depend in part on our ability to operate without infringing the patents and proprietary rights of third parties. The manufacture, use and sale of new products have been subject to substantial patent rights litigation in the pharmaceutical industry. These lawsuits generally relate to the validity and infringement of patents or proprietary rights of third parties. Infringement litigation is prevalent with respect to generic versions of products for which the patent covering the brand name product is expiring, particularly since many companies that market generic products focus their development efforts on products with expiring patents. Pharmaceutical companies, biotechnology companies, universities, research institutions or other third parties may have filed patent applications or may have been granted patents that cover aspects of our products or our licensors’ products, product candidates or other technologies.

Future or existing patents issued to third parties may contain patent claims that conflict with our products. We expect to be subject to infringement claims from time to time in the ordinary course of business, and third parties could assert infringement claims against us in the future with respect to our current products or with respect to products that we may develop or license. Litigation or interference proceedings could force us to:

●	stop or delay selling, manufacturing or using products that incorporate, or are made using the challenged intellectual property;
●	pay damages; or
●	enter into licensing or royalty agreements that may not be available on acceptable terms, if at all.

Any litigation or interference proceedings, regardless of their outcome, would likely delay the regulatory approval process, be costly and require significant time and attention of our key management and technical personnel.

Any inability to protect intellectual property rights in the United States and foreign countries could limit our ability to manufacture or sell products.

We will rely on trade secrets, unpatented proprietary know-how, continuing technological innovation and, in some cases, patent protection to preserve our competitive position. Our patents and licensed patent rights may be challenged, invalidated, infringed or circumvented, and the rights granted in those patents may not provide proprietary protection or competitive advantages to us. We and our licensors may not be able to develop patentable products. Even if patent claims are allowed, the claims may not issue, or in the event of issuance, may not be sufficient to protect the technology owned by or licensed to us. If patents containing competitive or conflicting claims are issued to third parties, we may be prevented from commercializing the products covered by such patents, or may be required to obtain or develop alternate technology. In addition, other parties may duplicate, design around or independently develop similar or alternative technologies.

We may not be able to prevent third parties from infringing or using our intellectual property, and the parties from whom we may license intellectual property may not be able to prevent third parties from infringing or using the licensed intellectual property. We generally will attempt to control and limit access to, and the distribution of, our product documentation and other proprietary information. Despite efforts to protect this proprietary information, unauthorized parties may obtain and use information that we may regard as proprietary. Other parties may independently develop similar know-how or may even obtain access to these technologies.

The laws of some foreign countries do not protect proprietary information to the same extent as the laws of the United States, and many companies have encountered significant problems and costs in protecting their proprietary information in these foreign countries.

Neither the U.S. Patent and Trademark Office nor the courts have established a consistent policy regarding the breadth of claims allowed in pharmaceutical patents. The allowance of broader claims may increase the incidence and cost of patent interference proceedings and the risk of infringement litigation. On the other hand, the allowance of narrower claims may limit the value of our proprietary rights.

Risks Related To This Offering and Our Securities

The market price of our common stock is highly volatile.

The market price of our common stock has been, and is expected to continue to be, highly volatile. Certain factors, including announcements of new developments by us or other companies, regulatory matters, new or existing medicines or procedures, concerns about our financial position, operating results, litigation, government regulation, developments or disputes relating to agreements, patents or proprietary rights, may have a significant impact on the market price of our stock. In addition, potential dilutive effects of future sales of shares of common stock by us, and subsequent sales of common stock by the holders of warrants and options could have an adverse effect on the market price of our shares.

Our common stock does not have a vigorous trading market and investors may not be able to sell their securities when desired.

We have a limited active public market for our common shares. A more active public market, allowing investors to buy and sell large quantities of our common stock, may never develop. Consequently, investors may not be able to liquidate their investments in the event of an emergency or for any other reason.

We have never paid dividends and have no plans to do so.

Holders of shares of our common stock are entitled to receive such dividends as may be declared by our Board of Directors. To date, we have paid no cash dividends on our shares of common stock and we do not expect to pay cash dividends on our common stock in the foreseeable future. We intend to retain future earnings, if any, to provide funds for operations of our business. Therefore, any potential return investors may have in our common stock will be in the form of appreciation, if any, in the market value of their shares of common stock.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under the United States securities laws. The Securities and Exchange Commission, or the SEC, as required by the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report. Effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our stock.

If we fail to remain current in our reporting requirements, our securities could be removed from the OTC Market, which would limit the ability of broker-dealers to sell our securities and the ability of stockholders to sell their securities in the secondary market.

United States companies trading on the OTC Market must be reporting issuers under Section 12 of the Exchange Act, and must be current in their reports under Section 13. If we fail to remain current on our reporting requirements, we could be removed from the OTC Market. As a result, the market liquidity for our securities could be severely adversely affected by limiting the ability of broker-dealers to sell our securities and the ability of stockholders to sell their securities in the secondary market.

We expect to need additional capital, and the sale of additional shares or other equity securities could result in additional dilution to our stockholders.

We believe that our current cash and cash equivalents, combined with anticipated cash flow from our NIH grants, and without consideration given to the proceeds of this offering, will be sufficient to meet our anticipated cash needs into the first quarter of 2015. In order to meet our operating cash flow requirements we plan additional offerings of our equity securities, debt, or convertible debt instruments. The sale of additional equity securities could result in additional dilution to our stockholders. Certain equity securities, such as convertible preferred stock, or warrants, may contain anti-dilution provisions which could result in the issuance of additional shares at lower prices if we sell other shares below specified prices. The incurrence of indebtedness would result in debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure investors that financing will be available in amounts or on terms acceptable to us, if at all.

Our directors and executive officers beneficially own a significant amount of our common stock and will be able to exercise significant influence on matters requiring stockholder approval.

Our directors and executive officers collectively beneficially own approximately 10.9% of our common stock as of December 27, 2013. Consequently, our directors and executive officers as a group are able to exert significant influence over the election of directors and the outcome of most corporate actions requiring stockholder approval and our business, which may have the effect of delaying or precluding a third party from acquiring control of us. Furthermore, Emory University beneficially owns 20.0% of our common stock as of December 27, 2013. If our directors and executive officers move to act in concert with Emory University, their ability to influence stockholder actions will be even more significant.

The exercise of warrants or options or conversion of our Series A Preferred Stock may depress our stock price and may result in significant dilution to our common stockholders.

There are a significant number of outstanding warrants and options to purchase our stock and we have issued Series A Preferred Stock that is convertible into our common stock. If the market price of our common stock exceeds the exercise price of outstanding warrants and options or the conversion price of the Series A Preferred Stock, holders of those securities may be likely to exercise their warrants and options or convert their preferred shares and sell the common stock acquired upon exercise or conversion of such securities, as applicable, in the open market. Sales of a substantial number of shares of our common stock in the public market by holders of warrants, options, or preferred shares may depress the prevailing market price for our common stock and could impair our ability to raise capital through the future sale of our equity securities. Additionally, if the holders of outstanding options, warrants, or preferred shares exercise those options or warrants or convert those preferred shares, as applicable, our common stockholders will incur dilution in their relative percentage ownership. The prospect of this possible dilution may also impact the price of our common stock.

Our outstanding warrants include Series A and C Warrants to purchase up to 5,866,666 shares of our common stock that were issued in March 2012. These warrants have an exercise price of $0.35 per share. These warrants contain anti-dilution provisions, which may, under certain circumstances, reduce the exercise price (but have no effect on the number of shares subject to the warrants) to match if we sell or grant options to purchase, including rights to reprice, our common stock or common stock equivalents at a price lower than the exercise price of the warrants, or if we announce plans to do so. Reduction in the warrant exercise price will reduce the funds the Company receives upon exercise of the warrants, and increase the likelihood that a dilutive issuance will occur.

The conversion of our Series B Preferred Stock may depress our stock price and may result in significant dilution to our common stockholders.

We have issued Series B Preferred Stock that is convertible into our common stock. If the market price of our common stock exceeds the exercise price of outstanding warrants and options or the conversion price of the Series B Preferred Stock, holders of those securities may be likely to exercise their warrants and options or convert their preferred shares and sell the common stock acquired upon exercise or conversion of such securities, as applicable, in the open market. Sales of a substantial number of shares of our common stock in the public market by holders of warrants, options, or preferred shares may depress the prevailing market price for our common stock and could impair our ability to raise capital through the future sale of our equity securities. Additionally, if the holders of outstanding options, warrants, or preferred shares exercise those options or warrants or convert those preferred shares, as applicable, our common stockholders will incur dilution in their relative percentage ownership. The prospect of this possible dilution may also impact the price of our common stock.

Our common stock is and likely will remain subject to the SEC’s “penny stock” rules, which make it more difficult to sell.

Our common stock is currently and may remain classified as a “penny stock.” The SEC rules regarding penny stocks may have the effect of reducing trading activity in our shares, making it more difficult for investors to sell. Under these rules, broker-dealers who recommend such securities to persons other than institutional accredited investors must:

•	make a special written suitability determination for the purchaser;
•	receive the purchaser’s written agreement to a transaction prior to sale;
•

provide the purchaser with risk disclosure documents which identify certain risks associated with investing in “penny stocks” and which describe the market for these “penny stocks” as well as a purchaser’s legal remedies;

•

obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has received the required risk disclosure document before a transaction in a “penny stock” can be completed; and

•	give bid and offer quotations and broker and salesperson compensation information to the customer orally or in writing before or with the confirmation.

These rules make it more difficult for broker-dealers to effectuate customer transactions and trading activity in our securities and may result in a lower trading volume of our common stock and lower trading prices.

Certain provisions of our certificate of incorporation which authorize the issuance of additional shares of preferred stock may make it more difficult for a third party to effect a change in control.

Our certificate of incorporation authorizes our Board of Directors to issue up to 10,000,000 shares of preferred stock. During 2012, we issued 2,200 shares of Series A Preferred Stock, of which 459 shares remain outstanding as of December __, 2013. During 2013, we issued 1,650 shares of Series B Preferred Stock, all of which remain outstanding. We believe the terms of these preferred shares would not have a substantial impact on the ability of a third party to effect a change in control. The remaining shares of preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by our Board of Directors without further action by the stockholders. These terms may include voting rights including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of any preferred stock could diminish the rights of holders of our common stock, and therefore could reduce the value of our common stock. In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of our Board of Directors to issue preferred stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change-in-control, which in turn could prevent the stockholders from recognizing a gain in the event that a favorable offer is extended and could materially and negatively affect the market price of our common stock.

Certain provisions of the warrants we issued in March 2012 may make it more difficult for a third party to effect a change in control.

The Series A and C Warrants contain provisions which permit the holders to require the payment to them of an amount of cash equal to the value (based on a Black-Scholes computation) of the remaining unexercised portion of the warrants on the date of the consummation of a fundamental transaction (as defined, but generally a change in control of the Company) that is (i) an all cash transaction, (ii) a “going private” transaction, or (ii) a transaction involving a person or entity not traded on a national securities exchange. The prospect of making such payments may discourage a potential third party acquirer.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Forward-looking statements relate to future events or our future financial performance. We generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words, although not all forward-looking statements contain these words. Forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future, such as our estimates regarding anticipated operating losses, future performance, future revenues and projected expenses; our liquidity and our expectations regarding our needs for and ability to raise additional capital; our ability to manage our expenses effectively and raise the funds needed to continue our business; our ability to retain the services of our current executive officers, directors and principal consultants; our ability to obtain and maintain regulatory approval of our existing products and any future products we may develop; the initiation, timing, progress and results of our preclinical and clinical trials, research and development programs; regulatory and legislative developments in the United States and foreign countries; the timing, costs and other limitations involved in obtaining regulatory approval for any product; the further preclinical or clinical development and commercialization of our product candidates; the potential benefits of our product candidates over other therapies; our ability to enter into any collaboration with respect to product candidates; the performance of our third-party manufacturers; our ability to obtain and maintain intellectual property protection for our products and operate our business without infringing upon the intellectual property rights of others; the successful development of our sales and marketing capabilities; the size and growth of the potential markets for our products and our ability to serve those markets; the rate and degree of market acceptance of any future products; our reliance on key scientific management or personnel; the payment and reimbursement methods used by private or governmental third-party payers; and other factors discussed elsewhere in this prospectus or any document incorporated by reference herein or therein.

The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this prospectus are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section titled “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. “Risk Factors” and “Business,” as well as other sections in this prospectus or incorporated by reference into this prospectus, discuss some of the factors that could contribute to these differences.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Other factors besides those described in this prospectus could also affect our actual results.

This prospectus also contains market data related to our business and industry. These market data include projections that are based on a number of assumptions. While we believe these assumptions to be reasonable and sound as of the date of this prospectus, if these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. As a result, our markets may not grow at the rates projected by these data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, results of operations, financial condition and the market price of our common stock.

USE OF PROCEEDS

We will not receive proceeds from the sales by the selling stockholders.

MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is currently traded on the OTCQB Market under the symbol “GOVX”. The following table sets forth the high and low bid prices for our common stock for the periods indicated. The prices represent quotations between dealers and do not include retail mark-up, markdown, or commission, and do not necessarily represent actual transactions. On January 15, 2014, the last reported sale price for our common stock as reported in the OTCQB Market was $0.56 per share.

	High	Low
2013
Fourth Quarter	$0.97	$0.36
Third Quarter	$0.51	$0.36
Second Quarter	$0.63	$0.43
First Quarter	$0.85	$0.55
2012
Fourth Quarter	$0.89	$0.52
Third Quarter	$0.96	$0.76
Second Quarter	$1.07	$0.75
First Quarter	$1.24	$0.77
2011
Fourth Quarter	$1.94	$0.82
Third Quarter	$1.10	$0.80
Second Quarter	$1.40	$0.76
First Quarter	$1.53	$1.10

On January 2, 2014, there were approximately 940 holders of record of our common stock. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividends

We have not paid any dividends since our inception and do not contemplate paying dividends in the foreseeable future. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our Board of Directors and will depend on then existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our Board of Directors may deem relevant.

BUSINESS

GeoVax, Labs Inc. was formed in 2001 and is a biotechnology company developing vaccines that prevent and control human immunodeficiency virus (HIV). HIV infections result in acquired immunodeficiency syndrome (AIDS). We are incorporated in Delaware, and our offices and laboratory facilities are located in Smyrna, Georgia (metropolitan Atlanta).

Our vaccines are being evaluated to determine their potential to (a) prevent HIV infection and (b) to serve as a treatment for individuals who are already infected with HIV. These vaccines are currently being evaluated in human clinical trials.

Our most advanced vaccines under development are designed to function against the clade B subtype of the HIV virus that is prevalent in the Americas and western Europe. An estimated 3.3 million people are infected with clade B HIV virus worldwide, with 187,000 new infections in 2012, of which 51,000 were in the United States. The cost of treating HIV-infected individuals in the U.S. is estimated at $500,000 for each infected individual over their lifetime.

Subject to the availability of funding support from governmental or nongovernmental organizations, we also plan to develop vaccines designed for use to combat the subtypes of HIV that predominate in the developing countries. We have licensed from the NIH the MVA construct for the clade C subtype of HIV prevalent in South Africa and India, and have begun early development work on a vaccine for this subtype of the virus.

Our vaccines incorporate two delivery components: a recombinant DNA vaccine, and a recombinant poxvirus designated modified vaccinia Ankara (MVA) vaccine. Both the DNA and MVA vaccines contain sufficient HIV genes to support the production of non-infectious virus-like particles.  These particles display the native trimeric-membrane-bound form of the viral envelope glycoprotein that mediates entry into cells and is the target for protective antibody. When used together, the recombinant DNA component primes immune responses, which are boosted by administration of the recombinant MVA component. We have also tested an adjuvanted version of our vaccine that co-expresses granulocyte-macrophage colony-stimulating factor (GM-CSF) in the DNA vaccine used to prime the immune response. An adjuvant is an agent that can improve a vaccine response.

Work on our vaccines began during the 1990s at Emory University in Atlanta, Georgia, under the direction of Dr. Harriet L. Robinson, who is now our Chief Scientific Officer. Our vaccine technology was developed in collaboration with researchers at Emory University, the NIH, and the CDC. The technology developed by the collaboration is exclusively licensed to us from Emory University. We also have nonexclusive licenses to certain patents owned by the NIH and exclusive license rights to certain manufacturing process patents of MFD, Inc.

Therapeutic HIV Vaccine Program

A Phase 1 clinical trial (GV-TH-01) investigating the therapeutic use of our HIV vaccine is nearing completion, and we expect to release final results in the first quarter of 2014. The primary endpoint of this 9 patient “treatment interruption” study is to evaluate the safety of our vaccine in HIV-positive patients with well-controlled infections who are being treated with oral HIV medications. An exploratory objective of the study is to evaluate the ability of the vaccinated patient to control re-emergent virus during a 12-week period of drug treatment interruption in which patients are removed from their anti-retroviral medications.

In a follow-on study, we are formulating plans for a Phase 1 clinical trial investigating the treatment of HIV-positive individuals with our vaccine in combination with standard-of-care antiretroviral drug therapy. The primary and secondary objectives of the study will be to evaluate the safety and immunogenicity of our DNA/MVA vaccine. An exploratory objective will be to investigate the vaccine’s effect on reducing viral reservoirs. We plan to submit a grant proposal to the NIH for financial support to conduct this trial which, if accepted, would allow us to begin in mid-2015. If we are able to secure sufficient capital from issuance of our equity securities or other sources, we may be able to initiate this trial sooner.

Preventive HIV Vaccine Program

Clinical trials of our preventive vaccine have been conducted by the HIV Vaccine Trials Network. The HIV Vaccine Trials Network (HVTN) is the largest worldwide clinical trials network dedicated to the development and testing of HIV/AIDS vaccines. Support for the HVTN comes from the National Institute of Allergy and Infectious Diseases (NIAID), part of the U.S. National Institutes of Health (NIH). The HVTN’s HIV Vaccine Trial Units are located at leading research institutions in 27 cities on four continents.

HVTN 065, a 120 person first in humans Phase 1 trial of our JS7 DNA prime and MVA62B boost showed good safety and immunogenicity and supported moving to Phase 2 testing. HVTN 205, a 300 person Phase 2a trial for MVA62B with or without a JS7 DNA prime has been completed. Participants received either 2 doses of JS7 DNA vaccine followed by 2 doses of MVA/HIV62B at 0, 2, 4, and 6, months (DDMM regimen), 3 doses of MVA/HIV62B at 0, 2, and 6 months (MMM regimen) or placebo injections. At peak response, 93.2% of the DDMM group and 98.4% of the MMM group had binding antibodies (Ab) for the envelope glycoprotein (Env). These binding Abs were more frequent and of higher magnitude for the transmembrane (gp41) than the receptor binding subunit (gp120) of the HIV envelope glycoprotein (Env). For both regimens, response rates were higher for CD4+ (66.4% DDMM, 43.1% MMM) than CD8+ (21.8% DDMM, 14.9% MMM) T cells. Responding CD4+ and CD8+ T cell were biased towards Gag and >70% produced two, or three, of four tested cytokines. At 6 months post vaccination, the magnitudes of Ab and T cell responses had decreased by <3- fold. These results distinguished our vaccine from other vaccines that have advanced to efficacy testing in the specificity and durability of elicited antibody responses. The durability of the Ab responses is important because protection waned with the waning Ab response in the one partially successful HIV vaccine trial, RV144 conducted by the US military and the Thai government in Thailand.

An ongoing Phase 1 clinical trial (HVTN 094) using the adjuvanted version of our vaccine (GOVX-BO2) has proven to be no more effective than the non-adjuvanted form of the vaccine (GOVX-BO1) in eliciting immune responses in humans. Comparison of data between HVTN 094 and HVTN 205 did not show a benefit for adding the adjuvant to the vaccine. HVTN 094 did address adding a third MVA boost to our formerly two MVA boost regimen and allowing a longer interval between the last two MVA inoculations. On the basis of the data obtained with the 3rd MVA boost, we anticipate that a DDMMM regimen of GOVX-BO1 with a 4 month interval before the last inoculation will advance into efficacy trials in at-risk individuals.

Background – Viruses and Vaccines

What are Viruses?  Viruses are microscopic organisms consisting of genetic material comprised of DNA or ribonucleic acid (“RNA”), surrounded by a protein, lipid (fat), or glycoprotein coat. Viruses invade healthy, living host cells in order to replicate and spread. In many cases, the body’s immune system can recognize and effectively combat an infection caused by a virus. However, with certain viral infections, the body’s immune system is unable to fully destroy or inhibit the replication of the virus, which results in persistent and ongoing viral replication resulting in disease.

Infections caused by viruses can be chronic or acute. Chronic infections, such as those caused by HIV, do not typically self-resolve with time and can cause chronic disease. Acute infections associated with viruses, such as influenza, generally last for a relatively short period of time, and self-resolve in most immuno-competent individuals.

Viruses can also be characterized as either active or latent. An active virus can cause a persistent infection or disease over an extended period of time. A latent virus will remain in the body for very long periods of time after the initial infection and generally will only cause disease when the body’s immune system weakens, fails or is suppressed, allowing the virus to once again replicate. Vaccines have been widely used to prevent active viral infections from occurring.

Viruses that develop resistance to antiviral drugs are increasingly becoming a challenge in the treatment of viral infections, particularly those that are chronic in nature. The ability of viruses to mutate spontaneously during replication allows drug-resistant strains to emerge when patients are using drugs that are not potent enough to quickly and completely inhibit viral replication. Drug resistance occurs because viruses continually replicate making millions of copies of themselves, some of which contain mutations in their genetic material. Mutations that emerge in the presence of a suppressive antiviral drug will give rise to mutant strains that are wholly or partially resistant to that drug. These mutant viruses, while initially low in number, eventually become the predominant strain in an infected patient as those strains that remain susceptible to the drug are inhibited from replicating. Once this occurs, the treatment benefit of that particular antiviral drug often diminishes, resulting in treatment failure and the need for an alternate therapy with different or possibly new drugs, or classes of drugs. In general, viruses that cause chronic infections, such as HIV, are more likely to develop drug resistance due to the long-term and persistent exposure of the virus to the antiviral therapy.

What are Vaccines? Vaccines represent an approach to broaden the ability to prevent serious infectious diseases caused by both viruses and bacteria. A vaccine is a substance introduced into the human body that teaches the immune system to detect and destroy a pathogen (a virus or bacterium that causes disease). All vaccines contain some harmless form or part of the pathogen they target. They exert their effects through the adaptive immune response, an arm of the immune system that learns to recognize and neutralize specific pathogens.

There are several types of vaccines:

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Whole-killed/Whole-inactivated vaccines: The active ingredient in these vaccines is an intact virus or bacterium that has been killed or otherwise stripped of its ability to infect humans. Examples include the cholera and injectable polio vaccines. This approach has not been applied to the development of vaccines against HIV due to the small but inevitable risk that the viruses harvested for such preparations may not all have been killed or adequately inactivated.

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Live attenuated vaccines:  These vaccines use a form of the targeted pathogen that is highly unlikely to be harmful—one capable, say, of multiplying, but not causing disease. Examples include the measles vaccine and the oral vaccine against polio, which has been widely deployed in global eradication efforts. Such vaccines can be very effective because they closely mimic the behavior of the targeted pathogen, giving the immune system a truer picture of what it would be up against. Due to the risk that attenuated HIV might revert to its disease-causing form, this approach has not been applied to the development of human AIDS vaccines.

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Subunit vaccines: Vaccines of this variety are composed of purified pieces of the pathogen (known as antigens) that generate a vigorous, protective immune response. Common subunit vaccines include the seasonal flu and hepatitis B vaccines. This approach was employed to devise the first AIDS vaccine candidate tested in humans, which failed to induce protection from HIV infection.

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DNA vaccines: These vaccine candidates are also designed to train the immune system to recognize a piece of the targeted bacterium or virus. The difference is that the active ingredients are not the purified antigens themselves but circles of DNA, called plasmids, that carry genes encoding those antigens. Human cells passively take up these plasmids and produce the antigens that, in turn, train the immune system to recognize the targeted pathogen.

●

Recombinant vector vaccines: These vaccines, like DNA vaccines, introduce genes for targeted antigens into the body. But the genes are inserted into a virus that actively infects human cells. The viruses chosen as vectors are safe to use because they do not ordinarily cause disease in humans and/or have been stripped of their ability to proliferate.

Overview of HIV/AIDS

What is HIV? HIV is a retrovirus that carries its genetic code in the form of RNA. Retroviruses use RNA and the reverse transcriptase enzyme to create DNA from the RNA template. The HIV-1 virus invades human cells and produces its viral DNA that is subsequently inserted into the chromosomes, which are the genetic material of a cell. HIV preferentially infects and replicates in T-cells, which are a type of white blood cell. Infection of T-cells alters them from immunity mediating cells to cells that produce and release HIV. This process results in the destruction of the immune defense system of infected individuals and ultimately, the development of AIDS.

There are several AIDS-causing HIV virus subtypes, or clades, that are found in different regions of the world. These clades are identified as clade A, clade B and so on. The predominant clade found in Europe, North America, parts of South America, Japan and Australia is clade B, whereas the predominant clades in Africa are clades A and C. In India, the predominant clade is clade C. Each clade differs by at least 20% with respect to its genetic sequence from other clades. These differences may mean that vaccines or treatments developed against HIV of one clade may only be partially effective or ineffective against HIV of other clades. Thus, there is often a geographical focus to designing and developing vaccines suited for the local clade.

HIV, even within clades, has a high rate of mutation that supports a significant level of genetic variation. In drug treatment programs, virus mutation can result in the development of drug resistance, referred to as virus drug escape, thereby rendering drug therapy ineffective. Hence, we believe that multi-drug therapy is very important. If several drugs are active against virus replication, the virus must undergo multiple simultaneous mutations to escape, which is less likely. The same is true for immune responses. HIV can escape single targeted immune responses. However, our scientists believe if an immune response is directed against multiple targets, which are referred to as epitopes, virus escape is much less frequent. Vaccination against more than one of the proteins found in HIV increases the number of targets for the immune response as well as the chance that HIV will not escape the vaccine-stimulated immune response, thus resulting in protection against infection or the development of clinical AIDS once infection occurs.

What is AIDS? AIDS is the final, life-threatening stage of infection with the virus known as HIV. Infection with HIV severely damages the immune system, the body’s defense against disease. HIV infects and gradually destroys T-cells and macrophages, which are white blood cells that play key roles in protecting humans against infectious disease caused by viruses, bacteria, fungi and other micro-organisms.

Opportunistic infections by organisms, normally posing no problem for control by a healthy immune system, can ravage persons with immune systems damaged by HIV infections. Destruction of the immune system occurs over years. The average onset of the clinical disease recognized as AIDS occurs after three to ten years of HIV infection if the virus is not treated effectively with drugs, but the time to developing AIDS is highly variable.

AIDS in humans was first identified in the United States in 1981, but researchers believe that it was present in Central Africa as early as 1959. AIDS is most often transmitted sexually from one person to another but it is also transmitted by blood in shared needles and through pregnancy and childbirth. Heterosexual activity is the most frequent route of transmission worldwide.

The level of virus in blood, known as viral load, is the best indicator of the speed with which an individual will progress to AIDS and the frequency with which an individual will spread infection. An estimated 1% or fewer of those infected have low enough levels of the virus to preclude progression to AIDS and to not transmit the infection. These individuals are commonly called elite controllers or long-term non-progressors.

AIDS is considered by many in the scientific and medical community to be the most lethal infectious disease in the world. According to the report published by UNAIDS/WHO, at the end of 2012, an estimated 36 million people were living with HIV worldwide, with approximately 2.5 million newly infected in 2012 alone. Approximately 25 million people infected with HIV have died since the 1981 start of the HIV pandemic. The United States currently suffers about 51,000 infections per year, of which only an estimated 25% enter into, and maintain, successful drug treatment.

At present, the standard approach to treating HIV infection is to inhibit viral replication through the use of combinations of drugs. Available drugs include reverse transcriptase inhibitors, protease inhibitors, integration inhibitors and inhibitors of cell entry to block multiple essential steps in virus replication. However, HIV is prone to genetic changes that can produce strains that are resistant to currently approved drugs. When HIV acquires resistance to one drug within a class, it can often become resistant to the entire class, meaning that it may be impossible to re-establish control of a genetically altered strain by substituting different drugs in the same class. Furthermore, these treatments continue to have significant limitations which include toxicity, patient non-adherence to the treatment regimens and cost. As a result, over time, many patients develop intolerance to these medications or simply give up taking the medications due to the side effects.

According to the International AIDS Vaccine Initiative (IAVI), the cost and complexity of new treatment advances for AIDS puts them out of reach for most people in the countries where treatment is most needed, and as noted above, in industrialized nations, where drugs are more readily available, side effects and increased rates of viral resistance have raised concerns about their long term use. AIDS vaccines, therefore, are seen by many as the most promising way to end the HIV/AIDS pandemic. It is expected that vaccines for HIV/AIDS, once developed, will be used universally and administered worldwide by organizations that provide health care services, including hospitals, medical clinics, the military, prisons and schools.

Our Vaccine Candidates

Our vaccines, initially developed by our Chief Scientific Officer, Dr. Harriet L. Robinson at Emory University in collaboration with scientists at the NIH and the CDC, incorporate two vaccine delivery components: (1) a recombinant DNA (deoxyribonucleic acid) and (2) a recombinant poxvirus, known as MVA (modified vaccinia Ankara), both of which deliver genes that encode inactivated HIV derived proteins to the immune system. Both the DNA and MVA vaccines contain sufficient HIV genes to support the production of non-infectious virus-like particles which display the native trimeric membrane-bound form of the viral envelope glycoprotein that appears authentic to the immune system. When used together, the recombinant DNA component is used to prime the immune response, which is then boosted by administration of the recombinant MVA component. However, in certain settings the recombinant MVA alone may be sufficient for priming and boosting the immune responses.

Our initial work focused on the development of a preventive vaccine for use in uninfected humans to prevent infection should they be exposed to the virus. Later, based on encouraging data in preclinical primate models, we undertook the development of a therapeutic vaccine for use in HIV infected humans to supplement approved drug regimens. For both preventive and therapeutic applications, our primary focus is on a vaccine for use against clade B, which is common in the United States and the industrially developed world. However, if efficacy is documented against clade B, we plan to develop vaccines designed for use to combat the subtypes of HIV that predominate in developing countries, including clades A, C and an AG recombinant. We have licensed from the NIH the MVA construct for the clade C version of HIV prevalent in South Africa and India, and have begun early development work on a vaccine for this subtype of the virus.

Induction of T-cell and Antibody Immune Responses. In both preclinical and clinical trials, our vaccines induce both anti-viral antibody and T-cell responses. The induction of both antibodies and T-cells is beneficial because these immune responses work through different mechanisms. Antibodies can prevent infection by blocking viruses from infecting cells. In preclinical vaccine studies using repeated rectal challenges with moderate doses of virus, the avidity, or tightness, of antibody binding to the surface envelope glycoprotein of HIV correlates with the prevention of infection (The Journal of Infectious Diseases, 204:164 (2011)). In high dose challenges that infect all animals at the first exposure, the avidity of the antibody for envelope glycoprotein correlates with reduced levels of virus replication (Journal of Virology, 83:4102 (2009)). These results likely reflect the tightly binding antibody both blocking infection as well as tagging the virus and infected cells for destruction, by white blood cells such as macrophages, neutrophils and natural killer cells. Our vaccines elicit CD8 T-cells, a type of T-cell that can recognize and kill cells that become infected by virus (without antibody tagging). CD8 T-cells are important for the control of the virus that has established an infection.

DNA and MVA as Vaccine Vectors. Both the DNA and MVA vaccines produce virus-like particles containing the three major proteins of HIV. The virus-like particles cannot cause disease because they were designed with mutated or deleted enzymatic functions that are essential for virus replication.  The virus-like particles display trimeric membrane bound forms of the HIV envelope glycoprotein (Env). This is important because the natural form of the envelope glycoprotein elicits antibody capable of recognizing incoming virus and blocking infections. Expression of multiple proteins by the vaccine is important because each protein provides targets for cytotoxic T-cells. Elicitation of a multi-target T-cell response limits immune escape, just as multi-drug therapies limit drug escape.

Figure 1. Electron micrographs showing the virus-like-particles (VLPs) produced by GeoVax recombinant DNA and recombinant MVA vaccines. For the DNA Prime, VLPs are seen budding from a DNA-expressing cell. For the MVA boost, fully formed particles as well as a budding particle are shown. The VLPs display trimeric membrane-bound forms of the viral envelope glycoprotein (Env). This is an important feature of the vaccine because display of the normal Env means that the antibody elicited by the vaccine can recognize the Env on incoming viruses. The VLPs are immature and are rendered non-infectious by deletion of essential genes and introduction of inactivating mutations in essential viral enzymes.

MVA was selected for use as the live viral component of our vaccines because of its well established safety record and because of the ability of this vector to carry sufficient HIV proteins to produce virus-like particles. MVA was originally developed as a safer smallpox vaccine for use in immune compromised humans.  It was developed by attenuating the standard smallpox vaccine by making over 500 passages of the virus in chicken embryos or chick embryo fibroblasts which resulted in large genomic deletions. These deletions limited the ability of MVA to replicate in human cells, which can cause safety problems, but did not compromise the ability of MVA to grow on avian cells that are used for manufacturing the virus. The deletions also resulted in the loss of immune evasion genes which assist the spread of wild type smallpox infections, even in the presence of human immune responses. MVA was safely administered to over 120,000 people in the 1970s as a smallpox vaccine.

Preclinical Studies. During the development of our preventive vaccines, preclinical efficacy trials were conducted by vaccinating non-human primates with simian immunodeficiency virus prototypes of our HIV vaccines and then testing them for resistance to simian immunodeficiency virus infection. The experimental data produced by these trials documented the ability of the simian prototypes of our vaccines to induce immune responses that can prevent infection as well as reduce the levels of viral replication in those animals that become infected.

Encouragingly, we found that non-human primates that were protected against a first series of rectal challenges were protected against further series of challenges. Seven survivors from a first series of 12 exposures were rested a year, boosted once with the MVA vaccine, and then exposed to a 2nd series of challenges. One of 7 animals was infected by the 10th exposure. Survivors of this 2nd series of exposures were again rested for 6 months and then exposed to a 3rd series of challenges. Again, protection was seen against the challenges with the last animal not becoming infected until the 12th challenge. The 1st two series of exposures were to SIVE660, a virus that has neutralization characteristics like viruses undergoing transmission in the current epidemic. The 3rd series of challenges was with SIV251, a virus that is considered the most potent SIV used in nonhuman primate studies and is an outlier in its high resistance to neutralization.

Preclinical Studies – Therapeutic Vaccine. In 2007-2008, data were generated in three pilot studies on therapeutic vaccination in simian immunodeficiency virus-infected non-human primates. The vaccine used in these pilot studies was specific for simian immunodeficiency virus but with the design features of our HIV/AIDS vaccine. In these pilot studies, conducted at Yerkes National Primate Research Center of Emory University, non-human primates were infected, drug-treated, vaccinated and then drug-interrupted. Following treatment interruption, median levels of virus in blood, measured as viral RNA, were 10 to 1000-times lower than those measured prior to drug and vaccine treatment. The therapeutic reductions in virus levels were best for animals placed on within 12 weeks of infection with lower levels of protection being achieved in animals that were placed on drugs at 3 months or later after infection.

Preventive Vaccine — Phase 1 Human Clinical Trials. All of our preventive vaccination trials in humans have been conducted by the HVTN, a network that is funded and supported by the NIH. The HVTN is the largest worldwide clinical trials network focused on the development and testing of HIV/AIDS vaccines. The results of a two group, 30 participant, Phase 1 trial (designated HVTN 045) are published in AIDS RESEARCH AND HUMAN RETROVIRUSES 22:678 (2006) and of a four group 120 participant trial (HVTN 065) in The Journal of Infectious Diseases 203:610 (2011). Our Phase 1 trials have tested both safety and dosing regimens.

In our first Phase 1 clinical trial, HVTN 045, our DNA vaccine was tested without MVA boosting to document the safety of the DNA. Our second Phase 1 clinical trial, HVTN 065, was designed to test the combined use of DNA and MVA and consisted of a dose escalation as well as regimen studies. The low dose consisted of 0.3 mg of DNA and 1x107 tissue culture infectious doses (TCID50) of MVA. Once safety was demonstrated for the low dose in 10 participants, the full dose (3 mg of DNA and 1x108 TCID50 of MVA) was administered to 30 participants. A single dose of DNA at time 0 followed by MVA at weeks 8 and 24, a DMM regimen, and three doses of MVA administered at weeks 0, 8 and 24, an MMM regimen, were also tested in 30 participants each. Participants were followed for 12 months to assess vaccine safety and to measure vaccine-induced immune responses.

Data from the HVTN 065 trial again documented the safety of the vaccine products but also showed that the DDMM and MMM regimens induced different patterns of immune responses. The full dose DDMM regimen induced higher response rates of CD4+ T-cells (77%) and CD8+ T-cells (42%) compared to the MMM regimen (43% CD4 and 17% CD8 response rates). In contrast, the highest response rates and highest titers of antibodies to the HIV Env protein were induced in the group that received only the MVA using the MMM regimen. Antibody response rates were documented to be higher for the MMM group using three different assays designed to measure total binding antibody levels for an immune dominant portion of the Env protein (27% for DDMM and 75% for MMM), binding of antibodies to the gp120 subunit of the envelope glycoprotein (81% for DDMM and 86% for MMM) and neutralizing antibodies (7% for DDMM and 30% for MMM). The 1/10th dose DDMM regimen induced overall similar T-cell responses but reduced antibody responses while the response rates were intermediate in the DMM group.

The HVTN also sponsored and conducted Phase 1 clinical testing in humans of the adjuvanted form of our vaccine that co-expresses GM-CSF in the DNA priming vaccine. This adjuvanted vaccine did not elicit superior immune responses to the unadjuvanted vaccine and is not being further advanced in preventive trials.

Preventive Vaccine — Phase 2 Human Clinical Trials. Based on the safety and the immunogenicity results in the HVTN 045 and HVTN 065 trials, the full dose DNA/MVA and MVA-only regimens of our first-generation vaccine were selected for testing by the HVTN in a Phase 2a trial (designated HVTN 205) which was completed in 2012 and the subject of an oral presentation at the AIDS Vaccine 2012 Conference in September 2012, with further analysis presented at the AIDS Vaccine Meeting in Barcelona, Spain, in October 2013. HVTN 205 was designed to evaluate the safety and immunogenicity of our vaccines in healthy, HIV-uninfected adults. In HVTN 205, 299 participants were randomly assigned to three study arms: 149 participants received two injections of our DNA vaccine followed by two injections of the our MVA vaccine (DDMM arm), 75 participants received three MVA injections followed by one placebo injection (MMM arm), and 75 participants received four injections of placebo. After the final vaccination, antibody responses against the HIV Envelope protein (Env), the target for protective antibody, were detected in 93.2% of the DDMM arm (the vaccination regimen selected for further clinical study). At six months after final vaccination (the latest time point tested), Gp140 IgG antibody response titers in the DDMM arm had declined by less than 3-fold, with response rates only declining from 100% to 84%, indicating significant durability of the antibody response. Additionally, HVTN 205 also showed that the antibody responses after vaccination had high affinity binding, a characteristic which has been associated with prevention of HIV infection in preclinical models.

Phase 2b Trial Planning. Currently we are in discussion with the HVTN on moving the unadjuvanted vaccine into Phase 2b efficacy testing in the Americas.

Therapeutic Vaccine —Human Clinical Trials. To help treat those people who are already infected with HIV, we are testing the feasibility of using our vaccine to enhance viral control in drug-treated individuals. Antiretroviral therapeutic drugs, which are taken for life by individuals once infected with HIV, have side effects and are expensive, costing $12,000 - $15,000 per year (drug cost only, not including physician visits and related costs). And according to a 2010 study by the CDC, of those individuals in the United States who are diagnosed with HIV, only 35% ultimately achieve stable viral load suppression through drug treatment.  Thus, even in the United States where the availability of drugs and treatment is good, there is still obvious compelling need for therapies that complement drugs.

Phase 1 Trial (Treatment Interruption). We are conducting a Phase 1 clinical trial in HIV-infected individuals who began successful antiretroviral drug treatment within 18 months of a negative HIV-1 antibody test. The primary goals of this clinical trial are to document the safety and immunogenicity of the vaccine in patients with well-controlled infections. An exploratory objective is to assess the ability of the vaccine to control re-emergent virus during a 12 week period of treatment interruption. We are near completion of this 9 participant study and will be presenting findings at CROI in March of 2014.

Phase 1 Trial Planning (Vaccine plus Standard of Care Drug Therapy). The NIH has recently prioritized searching for a cure for those individuals who are HIV positive. Because of the mechanisms by which current oral drugs work, if the virus is in a latent phase these drugs are not effective, thus the drugs can prevent spread of the virus but cannot kill an infected cell. Immune responses can recognize and kill infected cells if they are expressing viral protein. We are currently developing a protocol for testing vaccination in the presence of continuous drug treatment to test whether we can reduce viral reservoirs by combining our vaccine with drugs. We will be submitting a grant proposal to fund this study which, if accepted, would allow a start date in early 2015.

Support from the United States Government

With the exception of the Phase 1 therapeutic trial (treatment interruption protocol), all of our human clinical trials to date have been conducted by the HVTN and funded by NIH. Our responsibility for these clinical trials has been to provide sufficient supplies of vaccine materials and technical expertise when necessary.

In addition to clinical trial support from the NIH, our operations are partially funded by NIH research grants. In September 2007, the NIH awarded us an Integrated Preclinical/Clinical AIDS Vaccine Development (IPCAVD) grant to support our HIV/AIDS vaccine program. We are utilizing this funding to further our HIV/AIDS vaccine development, optimization and production. The aggregate award (including subsequent amendments) totaled $20.4 million, and there is approximately $773,000 remaining and available for use as of September 30, 2013. In September 2012, the NIH awarded us an additional grant of $1.9 million to support development of versions of our HIV/AIDS vaccines to address the clade C subtype of the HIV virus prevalent in the developing world. All funding pursuant to this grant has been utilized. In July 2013, the NIH awarded us a Small Business Innovative Research (SBIR) grant for approximately $277,000 to support preclinical studies evaluating the ability of protein boosts to augment antibody responses. The grant award of approximately $277,000 is for the first year of a two year project period beginning August 1, 2013, with a total award of approximately $566,000.

Please refer to our Financial Statements beginning on page F-1 of this prospectus, and to “Management's Discussion and Analysis of Financial Condition and Results of Operations”, for additional information regarding revenue.

Regulations

Regulation by governmental authorities in the United States and other countries is a significant factor in our ongoing research and development activities and in the manufacture of our products under development. Complying with these regulations involves a considerable amount of time and expense.

In the United States, drugs are subject to rigorous federal and state regulation. The Federal Food, Drug and Cosmetic Act, as amended, or the FDC Act, and the regulations promulgated thereunder, and other federal and state statutes and regulations govern, among other things, the testing, manufacture, safety, efficacy, labeling, storage, record keeping, approval, advertising and promotion of medications and medical devices. Product development and approval within this regulatory framework is difficult to predict, takes a number of years and involves great expense. The steps required before a pharmaceutical agent may be marketed in the United States include:

●	pre-clinical laboratory tests, in vivo pre-clinical studies and formulation studies;
●	the submission to the FDA of an Investigational New Drug (IND) application for human clinical testing which must become effective before human clinical trials can commence;
●	adequate and well-controlled human clinical trials to establish the safety and efficacy of the product;
●	the submission of a New Drug Application to the FDA; and
●	FDA approval of the New Drug Application prior to any commercial sale or shipment of the product.

Each of these steps is described further below. In addition to obtaining FDA approval for each product, each domestic manufacturing establishment must be registered with, and approved by, the FDA. Domestic manufacturing establishments are subject to biennial inspections by the FDA and must comply with the FDA’s Good Manufacturing Practices for products, drugs and devices.

Preclinical Testing. Pre-clinical testing includes laboratory evaluation of chemistry and formulation, as well as cell culture and animal studies to assess the safety and potential efficacy of the product. Pre-clinical safety tests must be conducted by laboratories that comply with the FDA’s Good Laboratory Practices, or GLP. The results of pre-clinical testing are submitted to the FDA as part of the IND application and are reviewed by the FDA prior to the commencement of human clinical trials. Unless the FDA objects to an IND, the IND becomes effective 30 days following its receipt by the FDA.

Clinical Trials. Clinical trials involve the administration of the HIV vaccines to volunteers or to patients under the supervision of a qualified, medically trained principal investigator. Clinical trials are conducted in accordance with Good Clinical Practices under protocols that detail the objectives of the trial, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND. Further, each clinical trial must be conducted under the auspices of an independent institutional review board at the institution where the trial will be conducted. The institutional review board will consider, among other things, ethical factors, the safety of human subjects and the possible liability of the institution.

Clinical trials are typically conducted in three sequential phases, but the phases may overlap. In the Phase 1 clinical trial, the initial introduction of the product into healthy human subjects, the vaccine is tested for safety (including adverse side effects) and dosage tolerance. The Phase 2 clinical trial is the proof of principal stage and involves trials in a limited patient population to determine whether the product induces the desired effect (for our vaccines this means immune responses) and to better determine optimal dosage. The continued identification of possible safety risks is also a focus. When there is evidence that the product may be effective and has an acceptable safety profile in Phase 2 clinical trials, Phase 3 clinical trials are undertaken to evaluate clinical efficacy and to test for safety within an expanded patient population. Phase 3 trials are completed using multiple clinical study sites which are geographically dispersed. The manufacturer or the FDA may suspend clinical trials at any time if either believes that the individuals participating in the trials are being exposed to unacceptable health risks.

New Drug Application and FDA Approval Process. The results and details of the pre-clinical studies and clinical trials are submitted to the FDA in the form of a New Drug Application. If the New Drug Application is approved, the manufacturer may market the product in the United States.

International Approval. Whether or not the FDA has approved the drug, approval of a product by regulatory authorities in foreign countries must be obtained prior to the commencement of commercial sales of the drug in such countries. The requirements governing the conduct of clinical trials and drug approvals vary widely from country to country, and the time required for approval may be longer or shorter than that required for FDA approval.

Other Regulations. In addition to FDA regulations, our business activities may also be regulated by the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act and other present and potential future federal, state or local regulations. Violations of regulatory requirements at any stage may result in various adverse consequences, including regulatory delay in approving or refusal to approve a product, enforcement actions, including withdrawal of approval, labeling restrictions, seizure of products, fines, injunctions and/or civil or criminal penalties. Any product that we develop must receive all relevant regulatory approvals or clearances before it may be marketed.

Manufacturing

We do not have the facilities or expertise to manufacture any of the clinical or commercial supplies of any of our products. To be successful, our products must be manufactured in commercial quantities in compliance with regulatory requirements and at an acceptable cost. To date, we have not commercialized any products, nor have we demonstrated that we can manufacture commercial quantities of our product candidates in accordance with regulatory requirements. If we cannot manufacture products in suitable quantities and in accordance with regulatory standards, either on our own or through contracts with third parties, it may delay clinical trials, regulatory approvals and marketing efforts for such products. Such delays could adversely affect our competitive position and our chances of achieving profitability. We cannot be sure that we can manufacture, either on our own or through contracts with third parties, such products at a cost or in quantities which are commercially viable.

We currently rely and intend to continue to rely on third-party contract manufacturers to produce vaccines needed for research and clinical trials. We have entered into arrangements with third party manufacturers for the supply of our DNA and MVA vaccines for use in our planned clinical trials. These suppliers operate under the FDA’s Good Manufacturing Practices and similar regulations of the European Medicines Agency. We anticipate that these suppliers will be able to provide sufficient vaccine supplies to complete our currently planned clinical trials. Various contractors are generally available in the United States and Europe for manufacture of vaccines for clinical trial evaluation, however, it may be difficult to replace existing contractors for certain manufacturing and testing activities and costs for contracted services may increase substantially if we switch to other contractors.

Development of Improved Manufacturing Techniques for MVA – The MVA component of our vaccine is currently manufactured in cells that are cultured from embryonated chicken eggs. This is cumbersome and prone to contamination during the processing of the eggs required to make a large batch of vaccine. GeoVax has explored a number of approaches to growing MVA in continuous cell lines that can be grown in bioreactors. In this process we have identified a duck stem-cell-derived line (termed EB66), that is proprietary to Valneva S.E., France. We are currently working with Valneva on the use of EB66 cells for the growth of our MVA vaccines and are pleased with the results the collaboration is obtaining. We anticipate that by the time process development is complete we will be producing vaccine at significantly higher titers, allowing for quality improvements over the current process as well as meaningful cost reductions. The U.S. FDA has reviewed our early-stage plans for transitioning from MVA growth in egg-derived cells to a continuous cell line.

Competition

There currently is no FDA licensed and commercialized HIV/AIDS vaccine or competitive vaccine available in the world market. However, the market for vaccines that protect against or treat HIV/AIDS is intensely competitive and is subject to rapid and significant technological change. We will have numerous competitors in the United States and abroad, including large companies with substantially greater resources than us. These competitors may develop technologies and products that are more effective or less costly than any of our future technology or products or that could render our technology or products obsolete or noncompetitive.

There are several small and large biopharmaceutical companies pursuing HIV/AIDS vaccine research and development, including Novartis, Sanofi-Aventis and GlaxoSmithKline. Other HIV/AIDS vaccines are in varying stages of research, testing and clinical trials including those supported by the NIH Vaccine Research Center, the U.S. Military, IAVI, the European Vaccine Initiative, and the South African AIDS Vaccine Initiative.

In October 2009, the results from a Phase 3 community-based clinical trial in Thailand using a recombinant canarypox (designated ALVAC and produced by Sanofi Pasteur) as a priming vaccine and a bivalent mixture of the gp120 subunit of Env from HIV clades B and C (produced by VaxGen, Inc. and currently licensed to Global Solutions for Infectious Diseases) as a protein booster vaccine were reported. In this clinical trial, protection against HIV infection at the rate of 31% was reported. The results of this clinical trial are encouraging because they represent the first success of an AIDS vaccine in humans and demonstrate that a vaccine can provide protection against HIV infections.

To our knowledge, none of our competitors’ products have been tested in large scale non-human primate trials that have included experimental infection through the rectal site and shown to induce levels of protection or duration of protection comparable to that achieved using experimental prototypes of GeoVax’s vaccines. Furthermore, many of our competitors’ vaccine development programs require vaccine compositions which are more complicated than ours. For these reasons, we believe that it may be possible for our vaccine to compete successfully in the marketplace if licensed.

Overall, the biopharmaceutical industry is competitive and subject to rapid and substantial technological change. Developments by others may render our proposed vaccination technologies noncompetitive or obsolete, or we may be unable to keep pace with technological developments or other market factors. Technological competition in the industry from pharmaceutical and biotechnology companies, universities, governmental entities and others diversifying into the field is intense and is expected to increase. Many of the pharmaceutical companies that compete with us have significantly greater research and development capabilities than we have, as well as substantially more marketing, manufacturing, and financial resources. In addition, acquisitions of, or investments in, small pharmaceutical or biotechnology companies by such large corporations could increase their research, financial, marketing, manufacturing and other resources. Competitive technologies may ultimately prove to be safer, more effective or less costly than any vaccine that we develop.

FDA and other regulatory approvals of our vaccines have not yet been obtained and we have not yet generated any revenues from product sales. Our future competitive position depends on our ability to obtain FDA and other regulatory approvals of our vaccines and to license or sell the vaccines to third parties on favorable terms.

Our Intellectual Property

We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary rights are described by valid and enforceable patents or are effectively maintained as trade secrets. Accordingly, we are pursuing and will continue to pursue patent protection for our proprietary technologies developed through our collaborations with Emory University, the NIH, and the CDC, or developed by us alone. Patent applications have been filed with the U.S. Patent and Trademark Office and in specific international markets (countries). Patent applications include provisions to cover our DNA and MVA based HIV vaccines, their genetic inserts expressing multiple HIV protein components, composition, structure, claim of immunization against multiple subtypes of HIV, routes of administration, safety and other related factors. Patent claims filed for our vaccines include provisions for their therapeutic and prophylactic use against HIV and smallpox.

We are the exclusive, worldwide licensee of a number of patents and patent applications, which we refer to as the Emory Technology, owned, licensed or otherwise controlled by Emory University for HIV or smallpox vaccines pursuant to a License Agreement originally entered into on August 23, 2002 and restated on June 23, 2004, which we refer to as the Emory License. Through the Emory License we are also a non-exclusive licensee of four issued United States patents owned by the NIH related to the ability of our MVA vector vaccine to operate as a vehicle to deliver HIV virus antigens, and also to induce an immune response in humans. The four issued United States patents owned by the NIH expire in 2023. All of our obligations with respect to the NIH-owned MVA patents are covered by the Emory License. In addition to the issued United States patents owned by the NIH, and a recently issued patent owned by Emory University, there are six issued and seven pending United States patent applications, and thirty-two issued or pending patents in countries other than the United States. The Emory License expires on the expiration date of the last to expire of the patents licensed thereunder including those that are issued on patents currently pending. We will not know the final termination date of the Emory License until such patents are issued. The Company may terminate the Emory University License upon 90 days’ written notice. The Emory License also contains standard provisions allowing Emory University to terminate upon breach of contract by the Company or upon the Company’s bankruptcy.

The Emory License, among other contractual obligations, requires payments based on the following:

●

Milestone Payments. An aggregate of $3,450,000 is potentially due to Emory University in the future upon the achievement of clinical development and regulatory approval milestones as defined in the Emory License. To date, we have paid a nominal milestone fee upon entering Phase 2 clinical trials for our preventive HIV/AIDS vaccine.

●	Maintenance Fees. The Company has achieved the specified milestones and met its obligations with regard to the related payments, and no maintenance fees are (or will be) owed to Emory University.
●

Royalties. Upon commercialization of products covered by the Emory License, we will owe royalties to Emory University of between 5% and 7.5%, depending on annual sales volume, of net sales made directly by GeoVax. The Emory License also requires minimum annual royalty payments of $3 million in the third year following product launch, increasing annually to $12 million in the sixth year.

●

Sublicense Royalties. In the event that we sublicense a covered product to a third party, we will owe royalties to Emory University based on all payments, cash or noncash, that we receive from our sublicensees. Those royalties will be 19% of all sublicensing consideration we receive prior to the first commercial sale of a related product. Commencing with the first commercial sale, the royalty owed to Emory University will be 27.5% of all sublicensing consideration we receive.

●

Patent Reimbursements. During the term of the Emory License we are obligated to reimburse Emory University for ongoing third party costs in connection with the filing, prosecution and maintenance of patent applications subject to the Emory License. The expense associated with these ongoing patent cost reimbursements to Emory University amounted to $89,885, $249,907, and $193,674 for the years ended December 31, 2012, 2011 and 2010, respectively.

We may only use the Emory Technology for therapeutic or prophylactic HIV or smallpox vaccines. Emory University also reserved the right to use the Emory Technology for research, educational and non-commercial clinical purposes. Due to the use of federal funds in the development of the Emory Technology, the U.S. Government has the irrevocable, royalty-free, paid-up right to practice and have practiced certain patents throughout the world, should it choose to exercise such rights.

We are not a party to any litigation, opposition, interference, or other potentially adverse proceeding with regard to our patent positions. However, if we become involved in litigation, interference proceedings, oppositions or other intellectual property proceedings, for example as a result of an alleged infringement or a third-party alleging an earlier date of invention, we may have to spend significant amounts of money and time and, in the event of an adverse ruling, we could be subject to liability for damages, invalidation of our intellectual property and injunctive relief that could prevent us from using technologies or developing products, any of which could have a significant adverse effect on our business, financial conditions or results of operations. In addition, any claims relating to the infringement of third-party proprietary rights, or earlier date of invention, even if not meritorious, could result in costly litigation, lengthy governmental proceedings, divert management’s attention and resources and require us to enter royalty or license agreements which are not advantageous if available at all.

We are also the exclusive licensee of five patents from MFD, Inc., which we refer to as the MFD Patents, pursuant to a license agreement dated December 26, 2004 with MFD, Inc., which we refer to as the MFD license agreement, related to certain manufacturing processes used in the production of our vaccines. Pursuant to the MFD license agreement, we obtained a fully paid, worldwide, irrevocable, exclusive license in and to the MFD Patents to use, market, offer for sale, sell, lease and import any AIDS and smallpox vaccine made with GeoVax Technology, as such term is defined in the MFD license agreement, and non-exclusive rights for other products. The term of the MFD license agreement ends on the expiration date of the last to expire of the MFD Patents, one of which expires in 2017. The license granted also extends to any and all current or future customers of GeoVax the right to commercially practice the GeoVax Technology, as such term is defined in the MFD license agreement, or any portion thereof. The license also extends to any and all current or future GeoVax Users, as such term is defined in the MFD license agreement, the right to use any GeoVax Technology, as such term is defined in the MFD license agreement.

In addition to patent protection, we also attempt to protect our proprietary products, processes and other information by relying on trade secrets and non-disclosure agreements with our employees, consultants and certain other persons who have access to such products, processes and information. Under these agreements, all inventions conceived by employees are our exclusive property. Nevertheless, there can be no assurance that these agreements will afford significant protection against misappropriation or unauthorized disclosure of our trade secrets and confidential information.

We cannot be certain that any of the current pending patent applications we have licensed, or any new patent applications we may file or license, will ever be issued in the United States or any other country. Even if issued, there can be no assurance that those patents will be sufficiently broad to prevent others from using our products or processes. Furthermore, our patents, as well as those we have licensed or may license in the future, may be held invalid or unenforceable by a court, or third parties could obtain patents that we would need to either license or to design around, which we may be unable to do. Current and future competitors may have licensed or filed patent applications or received patents, and may acquire additional patents or proprietary rights relating to products or processes competitive to ours. In addition, any claims relating to the infringement of third-party proprietary rights, or earlier date of invention, even if not meritorious, could result in costly litigation, lengthy governmental proceedings, divert management’s attention and resources and require us to enter royalty or license agreements which are not advantageous to us, if available at all.

Research and Development

Our expenditures for research and development activities were $3,043,522, $4,276,375, and $4,793,956 during the years ended December 31, 2012, 2011 and 2010, respectively, and $2,314,291 for the nine month period ending September 30, 2013. As our vaccines continue to go through the process to obtain regulatory approval, we expect our research and development costs to continue to increase significantly as even larger human clinical trials proceed in the United States and foreign countries. We have not yet formulated any plans for marketing and sales of any vaccine candidate we may successfully develop. Compliance with environmental protection laws and regulations has not had a material effect on our capital expenditures, earnings or competitive position to date.

Properties and Employees

We lease approximately 8,400 square feet of office and laboratory space located at 1900 Lake Park Drive, Suite 380, Smyrna, Georgia under a 62 month lease agreement which began November 1, 2009. We believe this space is adequate for our current needs. As of December 31, 2013, we had eight full-time employees. None of our employees are covered by collective bargaining agreements and we believe that our employee relations are good.

Corporate Background

Our primary business is conducted by our subsidiary, GeoVax, Inc., which was incorporated under the laws of Georgia in June 2001. The predecessor of our parent company, GeoVax Labs, Inc. (the reporting entity) was originally incorporated in June 1988 under the laws of Illinois as Dauphin Technology, Inc. (“Dauphin”). In September 2006, Dauphin completed a merger (the “Merger”) with GeoVax, Inc. As a result of the Merger, GeoVax, Inc. became a wholly-owned subsidiary of Dauphin, and Dauphin changed its name to GeoVax Labs, Inc. In June 2008, the Company was reincorporated under the laws of Delaware. We currently do not conduct any business other than GeoVax, Inc.’s business of developing new products for the treatment or prevention of human diseases. Our principal offices are located in Smyrna, Georgia (metropolitan Atlanta).

AVAILABLE INFORMATION

Our website address is www.geovax.com. We make available on this website under “Investors – SEC Reports,” free of charge, our proxy statements, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the SEC. We also make available our Code of Ethics on this website under the heading “Investors – Corporate Governance”. Information contained on our website is not incorporated into this prospectus.

SELECTED FINANCIAL DATA

The following selected financial data are derived from our audited and unaudited consolidated financial statements. The historical results presented below are not necessarily indicative of the results to be expected for any future period. The information set forth below should be read in conjunction with the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and our consolidated financial statements and the related notes, beginning on page F-1 of this prospectus. Our historical results are not necessarily indicative of the results to be expected for any future periods.

	Years Ended December 31,					Nine Months Ended September 30,
	2012	2011	2010	2009	2008	2013	2012
	(Amounts in thousands except per share data)					(unaudited)
Statement of Operations Data:
Total revenues (grant income)	$2,657	$4,900	$5,185	$3,668	$2,910	$2,243	$2,198
Net loss	(2,135)	(2,347)	(2,474)	(3,284)	(3,728)	(1,413)	(1,525)
Basic and diluted net loss per common share	(0.12)	(0.15)	(0.18)	(0.22)	(0.25)	(0.07)	(0.09)

	As of December 31,					As of September 30,
	2012	2011	2010	2009	2008	2013
	(Amounts in thousands)					(unaudited)
Balance Sheet Data:
Total assets	$1,478	$1,645	$2,358	$4,316	$3,056	$1,961
Total stockholders’ equity	1,151	704	1,836	3,744	2,710	1,736

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with the discussion under “Selected Financial Data” and our consolidated financial statements and notes thereto included in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties because they are based on current expectations and relate to future events and our future financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many important factors, including those set forth under “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” and elsewhere in this prospectus.

Overview

GeoVax is a biotechnology company developing vaccines for the prevention and treatment of HIV infections. We have exclusively licensed from Emory University vaccine technology which was developed in collaboration with the NIH and the CDC.

Our most advanced vaccines under development address the clade B subtype of the HIV virus that is most prevalent in the United States and the developed world. Our vaccines are being evaluated to determine their potential to (a) prevent HIV infection and (b) to serve as a therapy for individuals who are already infected with HIV. These vaccines are currently being evaluated in human clinical trials.

We have neither received regulatory approval for any of our vaccine candidates, nor do we currently have any commercialization capabilities; therefore, it is possible that we may never successfully derive significant product revenues from any of our existing or future development programs or product candidates.

We expect for the foreseeable future our operations will result in a net loss on a quarterly and annual basis. As of September 30, 2013, we had an accumulated deficit of approximately $26.2 million.

Critical Accounting Policies and Estimates

This discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates and adjusts the estimates as necessary. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions.

Our significant accounting policies are summarized in Note 2 to our consolidated financial statements for the year ended December 31, 2012. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future net cash flows expected to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the discounted expected future net cash flows from the assets.

Revenue Recognition

We recognize revenue in accordance with the SEC’s Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, as amended by Staff Accounting Bulletin No. 104, Revenue Recognition (“SAB 104”). SAB 104 provides guidance in applying U.S. generally accepted accounting principles to revenue recognition issues, and specifically addresses revenue recognition for upfront, non-refundable fees received in connection with research collaboration agreements. Our revenue consists solely of grant funding received from the NIH. Revenue from this arrangement is approximately equal to the costs incurred and is recorded as income as the related costs are incurred.

Stock-Based Compensation

We account for stock-based transactions in which the Company receives services from employees, directors or others in exchange for equity instruments based on the fair value of the award at the grant date. Compensation cost for awards of common stock is estimated based on the price of the underlying common stock on the date of issuance. Compensation cost for stock options or warrants is estimated at the grant date based on each instrument’s fair-value as calculated by the Black-Scholes option pricing model. The Company recognizes stock-based compensation cost as expense ratably on a straight-line basis over the requisite service period for the award.

Liquidity and Capital Resources

At September 30, 2013, we had cash and cash equivalents of $1,720,616 and total assets of $1,961,338, as compared to $1,035,925 and $1,477,970, respectively, at December 31, 2012. Working capital totaled $1,568,362 at September 30, 2013, compared to $1,017,439 at December 31, 2012.

Sources and Uses of Cash

We are a development-stage company as defined by Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 915, “Development Stage Entities” and do not have any products approved for sale. Due to our significant research and development expenditures, we have not been profitable and have generated operating losses since our inception in 2001. Our primary sources of cash are from sales of our equity securities and from government grant funding.

Cash Flows from Operating Activities

Net cash used in operating activities was $872,040 for the nine-month period ended September 30, 2013 as compared to $1,893,353 for the comparable period in 2012. Net cash used in operating activities was $2,441,247, $303,621, and $2,437,571 for the years ended December 31, 2012, 2011 and 2010, respectively. Generally, the differences between periods are due to fluctuations in our net losses, offset by non-cash charges such as depreciation and stock-based compensation expense, and by net changes in our assets and liabilities. Our net losses generally fluctuate based on expenditures for our research activities, offset by government grant revenues. During 2011, net cash used in operating activities was lower (as compared to 2010 and 2012) due mostly to higher than usual offsets for net changes in assets and liabilities (primarily a $430,402 change in deferred offering costs and a $419,927 change in accounts payable and accrued expenses).

Our second-generation preventive HIV vaccines are currently being tested in a Phase 1 human clinical trial by the HVTN with funding from the NIH. The NIH has funded the costs of conducting all of our human clinical trials (Phase 1 and Phase 2a) to date for our preventive vaccines, with GeoVax incurring costs associated with manufacturing the clinical vaccine supplies and other study support. We are also engaged in discussions with the HVTN and NIH with regard to the conduct of a Phase 2 trial of our second-generation preventive vaccine which we expect will begin in 2014 and we anticipate the NIH will provide financial support for this trial as well. Various study designs are currently being contemplated by the HVTN, but we currently anticipate the trial to involve approximately 240 patients under a Phase 2a protocol. Until this trial begins, however, we cannot be fully assured of the level of support, if any, we will receive from the HVTN or the NIH for this clinical trial.

Our HIV vaccines for the treatment of HIV infection are currently being tested in a Phase 1 human clinical trial (treatment interruption protocol) being funded by GeoVax. We expect to complete this trial during 2013. We also plan to investigate the use of our vaccines for the treatment of HIV-positive young adults in combination with standard-of-care drug therapy. Previously, we were in discussions with the International Maternal Pediatric Adolescent AIDS Clinical Trial Group (IMPAACT) regarding a potential Phase 1 clinical trial, with funding from the NIH. IMPAACT recently conducted a review of its core resources in light of governmental budget constraints and has informed us that it will be unable to support this trial. We intend to explore other options for financing our therapeutic vaccine program, which may include use of our equity capital, if available. There can be no assurance, however, that we will be successful in obtaining the necessary financing to advance this program.

In addition to clinical trial support from the NIH, our operations are partially funded by NIH research grants. We record the funding we receive pursuant to these grants as revenue at the time the related expenditures are incurred. In September 2007, the NIH awarded us an Integrated Preclinical/Clinical AIDS Vaccine Development (IPCAVD) grant to support our HIV/AIDS vaccine program. We are utilizing this funding to further our HIV/AIDS vaccine development, optimization and production. The aggregate award (including subsequent amendments) totaled $20.4 million, and there is approximately $773,000 remaining and available for use as of September 30, 2013. In September 2012, the NIH awarded us an additional grant of $1.9 million to support development of versions of our HIV/AIDS vaccines to address the clade C subtype of the HIV virus prevalent in the developing world. All funding pursuant to this grant has been utilized as of September 30, 2013. In July 2013, the NIH awarded us a Small Business Innovative Research (SBIR) grant for approximately $277,000 to support preclinical studies evaluating the ability of protein boosts to augment antibody responses. The grant award of approximately $277,000 is for the first year of a two year project period beginning August 1, 2013, and there is approximately $249,000 remaining and available for use as of September 30, 2013.

We intend to pursue additional grants from the federal government but cannot be assured of success. As we progress to the later stages of our vaccine development activities, government financial support may be more difficult to obtain, or may not be available at all. Therefore, it will be necessary for us to look to other sources of funding in order to finance our clinical trials and other vaccine development activities.

Cash Flows from Investing Activities

Our investing activities have consisted predominantly of capital expenditures. During the nine months ended September 30, 2013, we incurred $86,602 of capital expenditures; there were no capital expenditures during the comparable period of 2012. Capital expenditures for the years ended December 31, 2012, 2011 and 2010, were $0, $11,896, and $4,706, respectively, and during 2010, we received $5,580 in proceeds from the sale of equipment.

Cash Flows from Financing Activities

Net cash provided by financing activities was $1,643,334 for the nine-month period ended September 30, 2013, as compared to $2,309,192 for the comparable period in 2012. Net cash provided by financing activities was $2,309,192, $404,410, and $0 for the years ended December 31, 2012, 2011 and 2010, respectively.

The cash generated by our financing activities during the nine-month period ended September 30, 2013 relates to the exercise of an aggregate of 2,933,333 stock purchase warrants. The cash generated by our financing activities during the nine-month period ended September 30, 2012 includes approximately $310,000 received from the sale of common stock and warrants pursuant to a private placement offering which commenced in December 2011, and approximately $2.0 million of net proceeds from the sale of our Series A Convertible Preferred Stock and stock purchase warrants in March 2012, as discussed below.

In March 2012, we sold 2,200 shares of Series A Convertible Preferred Stock to a group of institutional investors for an aggregate purchase price of $2.2 million, and five-year Class A warrants to purchase an aggregate of 2,933,333 shares of our common stock at $1.00 per share. The preferred stock is convertible at any time into shares of our common stock at $0.75 per share (originally 2,933,333 shares in the aggregate). We also granted to the investors one-year Class B warrants to purchase up to 2,933,333 of our common stock with an exercise price of $0.75 per share, and five-year Class C warrants to purchase up to 2,933,333 shares of our common stock at $1.00 per share. The Class B warrants were immediately exercisable upon issuance; the Class C warrants only become exercisable at the time, and to the extent, that the Class B warrants are exercised. During 2012 a total of 1,412 preferred shares were converted into 1,882,667 shares of common stock; as of December 21, 2012, there were 788 shares of preferred stock outstanding, convertible into 1,050,667 shares of common stock.

In January 2013, we reduced the exercise price of our then-outstanding Series B Common Stock Purchase Warrants. The exercise price for all the Series B Warrants was reduced from $0.75 to $0.60 per share. In consideration for the reduction of the exercise price, the holders of the Series B Warrants immediately exercised 1,766,667 of the Series B Warrants for cash, resulting in total proceeds to the Company of $1,060,000. The expiration date of the remaining Series B Warrants with respect to 1,166,667 shares was extended from March 21, 2013 to May 21, 2013. In May 2013, we reduced the exercise price of the remaining Series B Common Stock Purchase Warrants from $0.60 to $0.50 per share. In consideration for the reduction of the exercise price, the holders of the Series B Warrants immediately exercised all 1,166,666 of the remaining Series B Warrants for cash, resulting in total proceeds to the Company of $583,333.

The cash generated by our financing activities during 2011 relates to the sale of our common stock to individual accredited investors in a private placement offering initiated during December 2011. During January 2012, we received an additional $310,160 from stock sales pursuant to this offering (including $36,800 received in payment of a stock subscription receivable from December 2011).

As described in this prospectus, in December 2013, we sold 1,650 shares of Series B Convertible Preferred Stock to a group of institutional investors for an aggregate purchase price of $1.65 million. The preferred stock is convertible at any time into shares of our common stock at $0.35 per share.

Our capital requirements, particularly as they relate to our research and development activities, have been and will continue to be significant. We anticipate incurring additional losses for several years as we expand our clinical programs and proceed into higher cost human clinical trials. Conducting clinical trials for our vaccine candidates in development is a lengthy, time-consuming and expensive process. We will not generate revenues from the sale of our technology or products for at least several years, if at all. For the foreseeable future, we will be dependent on obtaining financing from third parties in order to maintain our operations, including our clinical program. Such capital may not be available on terms acceptable to the Company or at all. If we fail to obtain additional funding when needed, we would be forced to scale back or terminate our operations, or to seek to merge with or to be acquired by another company.

We expect that our current working capital combined with the remaining available funds from the NIH grants will be sufficient to support our planned level of operations into the first quarter of 2015. We anticipate raising additional capital during 2014, although there can be no assurance that we will be able to do so. While we believe that we will be successful in obtaining the necessary financing to fund our operations through government grants and clinical trial support, exercise of stock purchase warrants, and/or other sources, there can be no assurances that such additional funding will be available to us on reasonable terms or at all. Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, the consequences could have a material adverse effect on our business, operating results, financial condition and prospects.

We have no off-balance sheet arrangements that are likely or reasonably likely to have a material effect on our financial condition or results of operations.

Contractual Obligations

Contractual obligations represent future cash commitments and liabilities under agreements with third parties, and exclude contingent liabilities for which we cannot reasonably predict future payment. Additionally, the expected timing of payment of the obligations presented below is estimated based on current information. Timing of payments and actual amounts paid may be different depending on the timing of receipt of goods or services or changes to agreed-upon terms or amounts for some obligations.

As of September 30, 2013, we had firm purchase obligations of approximately $60,000, as compared to approximately $510,000 at December 31, 2012. We have no committed lines of credit and no other committed funding or long-term debt. The following table represents our contractual obligations as of December 31, 2012, aggregated by type (in thousands):

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 years
Operating Lease Obligations (1)	$254	$125	$129	$--	$--
Firm Purchase Commitments (2)	$510	$510	$--	$--	$--
Emory University – License Agreement (3)	--	--	--	--	--
Total	$764	$635	$129	$--	$--

(1)

Our operating lease obligations relate to the facility lease for our 8,430 square foot facility in Smyrna, Georgia, which houses our laboratory operations and our administrative offices. The lease, which was effective November 1, 2009, expires on December 31, 2014.

(2)	Firm purchase commitments relate to contracts for production and testing of our vaccine products, conduct of clinical trials, and other research-related activities.
(3)

Pursuant to the Emory License, we have committed to make potential future milestone and royalty payments which are contingent upon the occurrence of future events. Such events include development milestones, regulatory approvals and product sales. Because the achievement of these milestones is currently neither probable nor reasonably estimable, the contingent payments have not been included in the table above or recorded on our Consolidated Balance Sheets. The aggregate total of all potential milestone payments included in the Emory License (excluding royalties on net sales) is approximately $3.5 million.

As of December 31, 2012, except as disclosed in the table above, we had no other material firm purchase obligations or commitments for capital expenditures and no committed lines of credit or other committed funding or long-term debt. We have employment agreements with our senior management team (amended in October 2013), each of which may be terminated with 30 days advance notice. The table also excludes budgeted expenses under our a research agreements with Emory University which are fully reimbursable to us pursuant to the IPCAVD grant from the NIH and cover a period of less than one year.

Net Operating Loss Carryforwards

At December 31, 2012, we had consolidated net operating loss carryforwards for income tax purposes of $69.8 million, which will expire in 2013 through 2032 if not utilized. Approximately $51.9 million of our net operating loss carryforwards relate to the operations of our predecessor, Dauphin Technology, Inc. prior to the 2006 merger between Dauphin Technology, Inc. and GeoVax, Inc. We also have research and development tax credits of approximately $764,000 available to reduce income taxes, if any, which will expire in 2022 through 2031 if not utilized. The amount of net operating loss carryforwards and research tax credits available to reduce income taxes in any particular year may be limited in certain circumstances. Based on an assessment of all available evidence including, but not limited to, our limited operating history in our core business and lack of profitability, uncertainties of the commercial viability of our technology, the impact of government regulation and healthcare reform initiatives, and other risks normally associated with biotechnology companies, we have concluded that it is more likely than not that these net operating loss carryforwards and credits will not be realized and, as a result, a 100% deferred tax valuation allowance has been recorded against these assets.

Results of Operations – Nine Months Ended September 30, 2013 Compared to Nine Months Ended September 30, 2012

Net Loss

We recorded a net loss of $190,148 for the three months ended September 30, 2013, as compared to a net loss of $296,779 for the three months ended September 30, 2012. For the nine months ended September 30, 2013, we recorded a net loss of $1,413,229, as compared to a net loss of $1,525,055 for the nine months ended September 30, 2012. Our net losses will typically fluctuate due to the timing of activities and related costs associated with our vaccine research and development activities and our general and administrative costs, as described in more detail below.

Grant Revenue

During the three- and nine-month periods ended September 30, 2013 we recorded grant revenue of $1,004,211 and $2,242,812, respectively, as compared to $638,000 and $2,197,761, respectively, during the comparable periods of 2012. Grant revenues relate to grants from the NIH in support of our HIV vaccine development activities (see discussion under “Liquidity and Capital Resources” above). We record revenue associated with these grants as the related costs and expenses are incurred. The difference in our grant revenues from period to period is directly related to our expenditures for activities supported by the grants, and can fluctuate significantly based on the timing of the related expenditures. There is an aggregate of approximately $1,022,000 in approved grant funds remaining and available for use as of September 30, 2013.

Research and Development

During the three- and nine-month periods ended September 30, 2013, we incurred $879,104 and $2,314,291, respectively, of research and development expense as compared to $601,690 and $2,386,460, respectively, during the three- and nine-month periods ended September 30, 2012. Research and development expense for the three- and nine-month periods of 2013 includes stock-based compensation expense of $9,048 and $32,789, respectively, while the comparable periods of 2012 include stock-based compensation expense of $20,468 and $61,355, respectively (see discussion under “Stock-Based Compensation Expense” below). Our research and development costs do not include costs incurred by the HVTN in conducting clinical trials of our vaccines; those costs are funded directly by the NIH.

Our research and development expenses can fluctuate considerably on a period-to-period basis, depending on our need for vaccine manufacturing by third parties, the timing of expenditures related to our grants from the NIH, and the timing of costs associated with clinical trials being funding directly by us. Our ongoing Phase 1 clinical trial of our second generation preventive vaccine is being conducted by the HVTN with funding from the NIH, but we are responsible for the manufacture of vaccine product to be used in the trials. We are not currently receiving any government support for the ongoing Phase 1 clinical trial of our therapeutic vaccine (treatment interruption protocol). We cannot predict the level of support we may receive from HVTN or other federal agencies (or divisions thereof) for our future clinical trials. We expect that our research and development costs will increase in the future as we progress into the later stage human clinical trials.

Our vaccine candidates still require significant, time-consuming and costly research and development, testing and regulatory clearances. Completion of clinical development will take several years or more, but the length of time generally varies substantially according to the type, complexity, novelty and intended use of a product candidate. The NIH has funded the costs of conducting all of our human clinical trials to date, except for our ongoing Phase 1 therapeutic trial (treatment interruption protocol), with GeoVax incurring costs associated with manufacturing the clinical vaccine supplies and other study support. As discussed above under “Liquidity and Capital Resources”, we anticipate the NIH will fund the costs of additional human clinical trials, but until such trials begin we cannot be assured of the level of support, if any, we will receive from the HVTN or NIH for these trials, or any additional clinical trials.

The duration and the cost of future clinical trials may vary significantly over the life of the project as a result of differences arising during development of the human clinical trial protocols, including, among others:

●	the number of patients that ultimately participate in the clinical trial;
●	the duration of patient follow-up that seems appropriate in view of the results;
●	the number of clinical sites included in the clinical trials; and
●	the length of time required to enroll suitable patient subjects.

Due to the uncertainty regarding the timing and regulatory approval of clinical trials and preclinical studies, our expenditures are likely to be highly volatile in future periods depending on the outcomes of the trials and studies. From time to time, we will make determinations as to how much funding to direct to these programs in response to their scientific, clinical and regulatory success, anticipated market opportunity and the availability of capital to fund our programs.

In developing our product candidates, we are subject to a number of risks that are inherent in the development of products based on innovative technologies. For example, it is possible that our vaccines may be ineffective or toxic, or will otherwise fail to receive the necessary regulatory clearances, causing us to delay, extend or terminate our product development efforts. Any failure by us to obtain, or any delay in obtaining, regulatory approvals could cause our research and development expenditures to increase which, in turn, could have a material adverse effect on our results of operations and cash flows. Because of the uncertainties of clinical trials, estimating the completion dates or cost to complete our research and development programs is highly speculative and subjective. As a result of these factors, we are unable to accurately estimate the nature, timing and future costs necessary to complete the development of our product candidates. In addition, we are unable to reasonably estimate the period when material net cash inflows could commence from the sale, licensing or commercialization of such product candidates, if ever.

General and Administrative Expense

During the three- and nine-month periods ended September 30, 2013, we incurred general and administrative costs of $316,452 and $1,345,179, respectively, as compared to $334,166 and $1,339,300, respectively, during the comparable periods in 2012. General and administrative costs include officers’ salaries, legal and accounting costs, patent costs, amortization expense associated with intangible assets, and other general corporate expenses. General and administrative expense for the three- and nine-month periods of 2013 include stock-based compensation expense of $24,300 and $83,811, respectively; while the comparable periods of 2012 include stock-based compensation expense of $64,274 and $185,963, respectively (see discussion under “Stock-Based Compensation Expense” below). General and administrative expense for the nine months ended September 30, 2013 also includes $238,169 associated with the repricing and extension of Series B Warrants held by investors from a prior financing round in exchange for exercise of those warrants by the investors.

Excluding stock-based compensation expense and expense associated with investor warrant modifications, general and administrative expenses were $292,152 and $1,023,200, respectively, as compared to $269,892 and $1,153,337, respectively, during the comparable periods in 2012. The overall reduction in general and administrative expenses during the 2013 periods, as compared to the 2012, is primarily attributable to lower legal and patent costs. However, we expect that our general and administrative costs may increase in the future in support of expanded research and development activities and other general corporate activities.

Stock-Based Compensation Expense

We recorded stock-based compensation expense of $33,348 and $116,600 during the three- and nine-month periods ended September 30, 2013, respectively, as compared to $84,742 and $247,318, respectively, during the comparable periods of 2012. We allocate stock-based compensation expense to research and development expense or general and administrative expense according to the classification of cash compensation paid to the employee, consultant or director to whom the stock compensation was granted. In addition to amounts related to the issuance of stock options to employees, the figures include amounts related to common stock and stock purchase warrants issued to consultants and non-employee directors. For the three- and nine-month periods ended September 30, 2013 and 2012, stock-based compensation expense was allocated as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
Expense Allocated to:	2013	2012	2013	2012
General and Administrative Expense	$24,300	$64,274	$83,811	$185,963
Research and Development Expense	9,048	20,468	32,789	61,355
Total Stock-Based Compensation Expense	$33,348	$84,742	$116,600	$247,318

Other Income

Interest income for the three- and nine-month periods ended September 30, 2013 was $1,197 and $3,429, respectively, as compared to $1,077 and $2,944, respectively, for comparable periods of 2012. The variances between periods are primarily attributable to cash available for investment and interest rate fluctuations.

Results of Operations – Years Ended December 31, 2012, 2011 and 2010

Net Loss

We recorded net losses of $2,135,140, $2,346,826, and $2,747,328 for the years ended December 31, 2012, 2011 and 2010, respectively. Our operating results typically fluctuate due to the timing of activities and related costs associated with our vaccine research and development activities and our general and administrative costs, as described in more detail below.

Grant Revenue

We recorded grant revenues of $2,657,327, $4,899,885, and $5,185,257 for the years ended December 31, 2012, 2011 and 2010, respectively. Grant revenues for all three years relate to grants from the NIH for our vaccine development activities, except that 2010 includes $244,479 related to our receipt of a Qualified Therapeutic Discover Program (QTDP) grant.

In September 2007, the NIH awarded us an IPCAVD grant to support our HIV/AIDS vaccine development, optimization and production. The original project period for the grant covered a five year period ending in August 2012, but was extended for an additional one year period. The aggregate award totaled $20.4 million and there is approximately $1.6 million remaining and available for use as of December 31, 2012.

In September 2012, the NIH awarded us an additional grant of $1.9 million to support development of versions of our HIV/AIDS vaccines for the clade C subtype of the HIV virus prevalent in the developing world. The project period of this grant covers a one year period ending in August 2013. There is approximately $1.4 million from this grant remaining and available for use as of December 31, 2012.

Research and Development

Our research and development expenses were $3,043,522, $4,276,375, and $4,793,956 for the years ended December 31, 2012, 2011 and 2010, respectively. Research and development expense for these periods includes stock-based compensation expense of $78,140, $179,400, and $206,501 for 2012, 2011 and 2010, respectively (see discussion under “Stock-Based Compensation Expense” below). Our research and development costs do not include costs incurred by the HVTN in conducting clinical trials of our vaccines; those costs are funded directly by the NIH.

Since our inception, all of our research and development efforts have been focused on development of our HIV/AIDS vaccines, which we have managed and evaluated to date as a single project. Upon receipt of the IPCAVD grant from the NIH in late 2007, we began incurring additional costs associated with the grant, and reallocated personnel and other internal resources toward activities supported by the grant. The table below summarizes our research and development expenses for each of the years in the three year period ended December 31, 2012. The amounts shown related to NIH grants represent all direct costs associated with grant activities, including salaries and personnel-related expenses, supplies, consulting, contract services and travel. The remainder of our research and development expense is allocated to our general HIV/AIDS vaccine program.

	2012	2011	2010
R&D Project
NIH Grant Activities	$1,837,085	$3,015,812	$3,385,193
DNA/MVA Vaccines – HIV/AIDS	1,206,437	1,260,563	1,408,763
Total Research and Development Expense	$3,043,522	$4,276,375	$4,793,956

General and Administrative Expense

Our general and administrative expenses were $1,752,765, $2,972,555, and $3,162,134 for the years ended December 31, 2012, 2011 and 2010, respectively. General and administrative costs include officers’ salaries, legal and accounting costs, patent costs, amortization expense associated with intangible assets, and other general corporate expenses. General and administrative expense includes stock-based compensation expense of $231,936, $593,597, and $544,031 for 2012, 2011 and 2010, respectively (see discussion under “Stock-Based Compensation Expense” below). The decline in general and administrative expense from 2011 to 2012 is primarily due to lower legal costs, patent costs and stock-based compensation expense related to investment advisory fees and investor warrant extensions. However, we expect that our general and administrative costs may increase in the future in support of expanded research and development activities and other general corporate activities.

Stock-Based Compensation Expense

We recorded total stock-based compensation expense of $310,076, $772,997, and $750,532 during the years ended December 31, 2012, 2011 and 2010, respectively, which was allocated to research and development expense or general and administrative expense according to the classification of cash compensation paid to the employee, consultant or director to whom the stock compensation was granted. In addition to amounts related to the issuance of stock options to employees, the figures include amounts related to common stock and stock purchase warrants issued to consultants and non-employee directors. The overall decline in stock-based compensation expense during 2012, as compared to 2011 and 2010, can be attributed to expense in the prior years associated with stock issuances for investment advisory fees, warrants granted to investor relations consultants, and extensions to investor warrants. For the three years ended December 31, 2012, stock-based compensation expense was allocated as follows:

	2012	2011	2010
General and administrative expense	$231,936	$593,597	$544,031
Research and development expense	78,140	179,400	206,501
Total stock option expense	$310,076	$772,997	$750,532

Other Income

Interest income was $3,820, $2,219, and $23,505 for the years ended December 31, 2012, 2011 and 2010, respectively. The variances between years are primarily attributable to the cash available for investment and to interest rate fluctuations.

Impact of Inflation

For the three year period ended December 31, 2012, we do not believe that inflation and changing prices had a material impact on our operations or on our financial results.

Off-Balance Sheet Arrangements

We have not entered into off-balance sheet financing arrangements, other than operating leases.

Quantitative and Qualitative Disclosures about Market Risk

Our exposure to market risk is limited primarily to interest income sensitivity, which is affected by changes in the general level of United States interest rates, particularly because a significant portion of our investments are in short-term debt securities issued by the U.S. government and institutional money market funds. The primary objective of our investment activities is to preserve principal while at the same time maximizing the income received without significantly increasing risk. Due to the nature of our short-term investments, we believe that we are not subject to any material market risk exposure. We do not have any derivative financial instruments or foreign currency instruments.

SECURITY OWNERSHIP OF

PRINCIPAL STOCKHOLDERS, DIRECTORS AND OFFICERS

Based solely upon information made available to us, the following table sets forth information with respect to the beneficial ownership of our common stock as of December 27, 2013 by (1) each director; (2) each of our Named Executive Officers; (3) all executive officers and directors as a group; and (4) each additional person who is known by us to beneficially own more than 5% of our common stock. Except as otherwise indicated, the holders listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Percent of Class (2)
Directors and Executive Officers:
David A. Dodd (3)	357,124	1.5%
Dean G. Kollintzas (4)	128,712	*
Robert T. McNally (5)	231,380	1.0%
Mark W. Reynolds (6)	181,999	*
Harriet L. Robinson (7)	1,630,518	6.9%
John N. Spencer, Jr. (8)	142,412	*
All executive officers and directors as a group (6 persons) (9)	2,672,145	10.9%
Other 5% Stockholders:
Emory University (10)	4,621,405	20.0%
Sabby Healthcare Volatility Master Fund, Ltd (11) [need to update]	2,539,000	9.99%
Sabby Volatility Warrant Master Fund, Ltd (12)	2,539,000	9.99%
Welch & Forbes LLC (13)	2,046,199	9.0%

* Less than 1%

(1)	Except as otherwise indicated, the business address of each director and executive officer listed is c/o GeoVax Labs, Inc., 1900 Lake Park Drive, Suite 380, Smyrna, Georgia 30080.
(2)

This table is based upon information supplied by officers and directors, and with respect to principal stockholders, Schedules 13D and 13G filed with the SEC or information otherwise supplied to us. Beneficial ownership is determined in accordance with the rules of the SEC. Applicable percentage ownership is based on 23,156,610 shares of common stock outstanding as of December 27, 2013. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options currently exercisable, or exercisable within 60 days of December 27, 2013, are deemed outstanding.

(3)	Includes options and warrants to purchase 229,399 shares of common stock exercisable within 60 days of December 27, 2013.
(4)	Includes options and warrants to purchase 113,787 shares of common stock exercisable within 60 days of December 27, 2013.
(5)	Includes options and warrants to purchase 189,175 shares of common stock exercisable within 60 days of December 27, 2013.
(6)	Includes options and warrants to purchase 145,999 shares of common stock exercisable within 60 days of December 27, 2013.
(7)

Dr. Robinson shares voting and investment power over 1,024,472 shares with Welch & Forbes LLC, whose ownership is described below. Includes options and warrants to purchase 456,792 shares of common stock exercisable within 60 days of December 27, 2013.

(8)

Includes options and warrants to purchase 13,787 shares of common stock exercisable within 60 days of December 27, 2013. Mr. Spencer shares voting and investment power with his spouse with respect to 28,625 shares and a warrant for 22,388 shares which are owned jointly by them.

(9)	Includes options and warrants to purchase 1,248,939 shares of common stock exercisable within 60 days of December 27, 2013.
(10)	The address for this stockholder is Administration Building, 201 Dowman Drive, Atlanta, Georgia 30322.

(11)

The address for this stockholder is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands. Includes 280,000 shares of common stock, 305,714 shares of common stock issuable upon conversion of Series A Convertible Preferred Stock, 2,142,857 shares of common stock issuable upon conversion of Series B Preferred Stock, and warrants to purchase 2,666,666 shares of common stock subject to warrants exercisable within 60 days of December 27, 2013. The Series A Preferred Stock and Series B Preferred Stock, and the Series A and C Warrants owned by these stockholders contain exercise and conversion limitations providing that a holder thereof may not convert or exercise (as the case may be) to the extent (but only to the extent) that, if after giving effect to such conversion or exercise (as the case may be), the holder or any of its affiliates would beneficially own in excess of 9.99% (the “Maximum Percentage”) of the outstanding shares of common stock immediately after giving effect to such conversion or exercise (as the case may be). To the extent the above limitation applies, the determination of whether a share of preferred stock or warrant shall be exercisable or convertible (vis-à-vis other convertible, exercisable or exchangeable securities owned by the holder) shall, subject to such Maximum Percentage limitation, be determined on the basis of the first submission to the Company for conversion, exercise or exchange (as the case may be). Sabby Management, LLC shares voting and investment power with respect to these shares on behalf of this stockholder.  As manager of Sabby Management, LLC, Hal Mintz also shares voting and investment power on behalf of this stockholder.  Each of Sabby Management, LLC and Hal Mintz disclaim beneficial ownership over the securities listed except to the extent of their pecuniary interest therein.  Except as described above, none of the holders has had, within the past three years, any position, office or other material relationship with the Company or any of our predecessors or affiliates.

(12)

The address for this stockholder is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands. Includes 280,000 shares of common stock, 305,714 shares of common stock issuable upon conversion of Series A Preferred Stock, 2,142,857 shares of common stock issuable upon conversion of Series B Preferred Stock, and warrants to purchase 2,666,666 shares of common stock subject to warrants exercisable within 60 days of December 27, 2013. The Series A Preferred Stock and the Series A and C Warrants owned by these stockholders contain exercise and conversion limitations providing that a holder thereof may not convert or exercise (as the case may be) to the extent (but only to the extent) that, if after giving effect to such conversion or exercise (as the case may be), the holder or any of its affiliates would beneficially own in excess of 9.99% (the “Maximum Percentage”) of the outstanding shares of common stock immediately after giving effect to such conversion or exercise (as the case may be). To the extent the above limitation applies, the determination of whether a share of preferred stock or warrant shall be exercisable or convertible (vis-à-vis other convertible, exercisable or exchangeable securities owned by the holder) shall, subject to such Maximum Percentage limitation, be determined on the basis of the first submission to the Company for conversion, exercise or exchange (as the case may be). Sabby Management, LLC shares voting and investment power with respect to these shares on behalf of this stockholder.  As manager of Sabby Management, LLC, Hal Mintz also shares voting and investment power on behalf of this stockholder.  Each of Sabby Management, LLC and Hal Mintz disclaim beneficial ownership over the securities listed except to the extent of their pecuniary interest therein.  Except as described above, none of the holders has had, within the past three years, any position, office or other material relationship with the Company or any of our predecessors or affiliates.

(13)

The address for this stockholder is 45 School Street, Boston, Massachusetts 02108. This stockholder has sole voting power with respect to 1,006,367 of these shares and has sole dispositive power with respect to 1,006,367 of these shares. Excludes 1,024,472 shares held by Dr. Robinson as to which the stockholder shares voting and dispositive power. Ownership information has been derived in part from this stockholder’s Schedule 13G filed on January 9, 2013.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information with respect to our directors and executive officers.

Name	Age	Current Position
David A. Dodd (1)(2)(3)	64	Chairman of the Board of Directors
Robert T. McNally, Ph.D.	65	President and Chief Executive Officer, Director
Mark W. Reynolds, CPA	52	Chief Financial Officer and Corporate Secretary
Harriet L. Robinson, Ph.D.	75	Chief Scientific Officer, Director
Dean G. Kollintzas (1)(2)(3)	40	Director
John N. Spencer, Jr. CPA (1)(2)(3)	73	Director

(1)	Member of the Compensation Committee of the Board of Directors.
(2)	Member of the Nominating and Governance Committee of the Board of Directors.
(3)	Member of the Audit Committee of the Board of Directors.

David A. Dodd.  Mr. Dodd joined the Board of Directors in March 2010 and became Chairman of our Board of Directors on January 1, 2011. Since April 2013, he has served as President and Chief Executive Officer, and as a member of the Board of Directors, of Aeterna Zentaris, Inc., an oncology and endocrinology drug development company. He is also the Chief Executive Officer of RiversEdge BioVentures, an investment and advisory firm focused on the life sciences and pharmaceuticals industries, which he founded in 2009. He has more than 35 years of executive experience in the healthcare industry. From December 2007 to June 2009, Mr. Dodd was President, Chief Executive officer and Chairman of BioReliance Corporation, an organization that provided biological safety testing, viral clearance testing, genetic and mammalian technology testing and laboratory animal diagnostic services testing. From October 2006 to April 2009, he served as non-executive chairman of Stem Cell Sciences Plc. Before that, Mr. Dodd served as President, Chief Executive Officer and Director of Serologicals Corporation (Nasdaq: SERO) before it was sold to Millipore Corporation in July 2006 for $1.5 billion. For five years prior to his employment by Serologicals Corporation, Mr. Dodd served as President and Chief Executive Officer of Solvay Pharmaceuticals, Inc. and Chairman of its subsidiary Unimed Pharmaceuticals, Inc. The Board of Directors concluded Mr. Dodd should serve on the Board of Directors due to his experience in the pharmaceutical industry, as well as his background in general management, business transformation, corporate partnering, and mergers and acquisitions.

Robert T. McNally, Ph.D.  Dr. McNally joined the Board of Directors in December 2006 and was appointed as our President and Chief Executive Officer effective April 1, 2008. From 2000 to March 2008, Dr. McNally served as Chief Executive Officer of Cell Dynamics LLC, a cGMP laboratory services company. Previously, Dr. McNally was a co-founder and Senior Vice President of Clinical Research for CryoLife, Inc., a pioneering company in transplantable human tissues. He has over 34 years of experience in academic and corporate clinical investigations, management, research, business, quality and regulatory affairs Dr. McNally is a Fellow of the American Institute for Medical and Biological Engineering, serves on the advisory boards of the Petit Institute for Bioengineering and Dupree College of Management at the Georgia Institute of Technology, and is a former Chairman of Georgia Bio, a trade association. Dr. McNally graduated with a Ph.D. in biomedical engineering from the University of Pennsylvania. The Board of Directors has concluded that Dr. McNally should serve on its Board of Directors by virtue of his prior business and scientific experience, including his experience as Chief Executive Officer of Cell Dynamics, LLC and as Senior Vice President of Clinical Research for CryoLife, Inc., and due to his intimate involvement with the Company’s ongoing operations as its President and Chief Executive Officer.

Mark W. Reynolds, CPA  Mr. Reynolds joined the Company on a part-time basis in October 2006 as Chief Financial Officer and Corporate Secretary, becoming a full-time employee in January 2010. From 2003 to 2006, before being named Chief Financial Officer of GeoVax Labs, Inc., Mr. Reynolds provided financial and accounting services to GeoVax, Inc. as an independent contractor. From 2004 to 2008, Mr. Reynolds served as Chief Financial Officer for HealthWatchSystems, Inc. a privately-held company in the consumer healthcare industry. From 2004 to 2006, he served as Chief Financial Officer for Duska Therapeutics, Inc., a publicly-held biotechnology company. From 1988 to 2002, Mr. Reynolds was first Controller and later Chief Financial Officer and Corporate Secretary of CytRx Corporation, a publicly-held biopharmaceutical company. Mr. Reynolds began his career as an auditor with Arthur Andersen & Co. from 1985 to 1988. He is a certified public accountant and earned a master’s of accountancy degree from the University of Georgia.

Harriet L. Robinson, Ph.D.  Dr. Robinson joined the Company as Senior Vice President, Research and Development on a part-time basis in November 2007 and on a full-time basis in February 2008, and was elected to the Board of Directors in June 2008. She is a co-founder of GeoVax, Inc. and has served as chief of its scientific advisory board since formation of the company in 2001. From 1999 to February 2008, Dr. Robinson served as the Asa Griggs Candler Professor of Microbiology and Immunology at Emory University in Atlanta, Georgia, and from 1998 to February 2008 as Chief, Division of Microbiology and Immunology, Yerkes National Primate Center and Professor at the Emory University School of Medicine. She was Professor, Department of Microbiology & Immunology, at the University of Massachusetts Medical Center from 1988 to 1997 and Staff, then Senior, then Principal Scientist at the University of Massachusetts Worcester Foundation for Experimental Biology from 1977 to 1987. Dr. Robinson received a bachelor of arts degree from Swarthmore College and M.S. and Ph.D. degrees from the Massachusetts Institute of Technology. The Board of Directors has concluded that Dr. Robinson should serve on its Board of Directors by virtue of her extensive knowledge of the Company’s technology as its scientific founder.

Dean G. Kollintzas.  Mr. Kollintzas joined the Board of Directors upon consummation of the merger with GeoVax, Inc. in September 2006. Since 2001 Mr. Kollintzas has been an intellectual property attorney specializing in biotechnology and pharmaceutical licensing, FDA regulation, and corporate/international transactions. Mr. Kollintzas received a microbiology degree from the University of Illinois and a J.D. from Franklin Pierce Law Center. He is a member of the Wisconsin and American Bar Associations. Since 2004, Mr. Kollintzas has also owned and operated a restaurant in Joliet, Illinois called The Metro Grill. The Board of Directors has concluded that Mr. Kollintzas should serve on the Board of Directors by virtue of his experience with intellectual property matters, biotechnology and pharmaceutical licensing, and FDA regulation.

John N. (Jack) Spencer, Jr., CPA  Mr. Spencer joined the Board of Directors upon consummation of the merger with GeoVax, Inc. in September 2006. Mr. Spencer is a certified public accountant and was a partner of Ernst & Young LLP where he spent more than 38 years until he retired in 2000. Mr. Spencer also serves as a director MRI Interventions, Inc., a medical device company, where he also chairs the audit committee, and served as a director of Firstwave Technologies (Nasdaq: FSTW) from November 2003 until April 2009. He also serves as a consultant to various companies primarily relating to financial accounting and reporting matters. Mr. Spencer received a bachelor of science degree from Syracuse University, and he earned an M.B.A. degree from Babson College. He also attended the Harvard Business School Advanced Management Program. The Board of Directors has concluded that Mr. Spencer should serve on the Board of Directors by virtue of his experience at Ernst & Young LLP where he was the partner in charge of that firm’s life sciences practice for the southeastern United States, and his clients included a large number of publicly-owned and privately-held medical technology companies, together with his continuing expertise as a director of, and a consultant to, other publicly owned and privately held companies.

Compensation Committee Interlocks and Insider Participation

During 2013, Mr. Dodd, Mr. Kollintzas and Mr. Spencer served on our Compensation Committee. None of these individuals were officers or employees of the Company or any of its subsidiaries during the fiscal year ended December 31, 2013, nor at any time prior thereto. During the fiscal year ended December 31, 2013, none of the members of the Compensation Committee had any relationship with the Company requiring disclosure under Item 404 of Regulation S-K, and none of the Company’s executive officers served on the compensation committee (or equivalent), or the Board of Directors, of another entity whose executive officer(s) served on our Board of Directors or Compensation Committee.

EXECUTIVE COMPENSATION

The tables and disclosures that follow set forth the compensation and certain other information with respect to our “Named Executive Officers”. The Named Executive Officers for 2013 include our chief executive officer and the two other most highly compensated individuals who were serving as executive officers as of December 31, 2013. Our Named Executive Officers for 2013 were:

●	Robert T. McNally, Ph.D., President and Chief Executive Officer
●	Mark W. Reynolds, Chief Financial Officer
●	Harriet L. Robinson, Ph.D., Chief Scientific Officer

Employment Agreements

Robert T. McNally.  On March 20, 2008, GeoVax entered into an employment agreement with Robert T. McNally, Ph.D. to become our President and Chief Executive Officer effective April 1, 2008. The employment agreement has no specified term. The employment agreement provided for an initial annual salary of $200,000 to Dr. McNally, subject to periodic increases as determined by the Compensation Committee. The Board of Directors may also approve the payment of a discretionary bonus annually. Dr. McNally is eligible for grants of awards from our 2006 Equity Incentive Plan (the “Plan”) and is entitled to participate in any and all benefits in effect from time-to-time for employees generally. We may terminate the employment agreement, with or without cause. If we terminate the employment agreement without cause, we will be required to provide Dr. McNally at least 30 days prior notice of the termination and one week of severance pay for each full year of service as President and Chief Executive Officer ($26,442 as of December 31, 2013, paid as salary continuance). Dr. McNally may terminate the employment agreement at any time by giving us 60 days notice. In that event, he would not receive severance. In October 2013, our Board of Directors approved an amendment to the employment agreement with Dr. McNally. The 2013 amendment includes severance provisions in the event of a change in control (as defined in the amendment) and a qualifying termination of employment. See the discussion under “Potential Payments Upon Change-in-Control” below.

Mark W. Reynolds.  On February 1, 2008, GeoVax entered into an amended and restated employment agreement with Mark W. Reynolds, our Chief Financial Officer. The employment agreement has no specified term. The employment agreement provided for an initial annual salary of $115,000 to Mr. Reynolds, which was increased to $150,000 by the Compensation Committee and the Board of Directors effective January 1, 2009, commensurate with an increased time commitment provided by Mr. Reynolds (50% to 75%). The employment agreement was again amended and restated, effective January 1, 2010, to reflect a further adjustment for Mr. Reynolds time commitment (from 75% to 100%) together with a base salary increase to $212,600. The Board of Directors may also approve the payment of a discretionary bonus annually. Mr. Reynolds is eligible for grants of awards from our Plan and is entitled to participate in any and all benefits in effect from time-to-time for employees generally. We may terminate the employment agreement, with or without cause. If we terminate the employment agreement without cause, we will be required to provide Mr. Reynolds at least 30 days prior notice of the termination and one week of severance pay for each full year of service as Chief Financial Officer ($28,619 as of December 31, 2013, paid as salary continuance). Mr. Reynolds may terminate the employment agreement at any time by giving us 60 days notice. In that event, he would not receive severance. In October 2013, our Board of Directors approved an amendment to the employment agreement with Mr. Reynolds. The 2013 amendment includes severance provisions in the event of a change in control (as defined in the amendment) and a qualifying termination of employment. See the discussion under “Potential Payments Upon Change-in-Control” below.

Harriet L. Robinson.  On November 19, 2007, GeoVax entered into an employment agreement with Harriet L. Robinson, our Chief Scientific Officer. The employment agreement has no specified term. The employment agreement provided for an initial base salary of $250,000 to Dr. Robinson, subject to periodic increases as determined by the Compensation Committee. Dr. Robinson initially worked part-time for the Company, and became a full-time employee in February 2008. In April 2013, Dr. Robinson reduced her time commitment to the Company from 100% to 80%, and her base salary was adjusted proportionately. The Board of Directors may also approve the payment of a discretionary bonus annually. Dr. Robinson is eligible for grants of awards from our Plan and is entitled to participate in any and all benefits in effect from time-to-time for employees generally. We may terminate the employment agreement, with or without cause. If we terminate the employment agreement without cause, we will be required to provide Dr. Robinson at least 30 days prior notice of the termination and one week of severance pay for each full year of service ($24,531 as of December 31, 2013, paid as salary continuance). Dr. Robinson may terminate the employment agreement at any time by giving us 60 days notice. In that event, she would not receive severance. In October 2013, our Board of Directors approved an amendment to the employment agreement with Dr. Robinson. The 2013 amendment includes severance provisions in the event of a change in control (as defined in the amendment) and a qualifying termination of employment. See the discussion under “Potential Payments Upon Change-in-Control” below.

In October 2006 GeoVax Labs, Inc. and our subsidiary, GeoVax, Inc. entered into indemnification agreements with Messrs. McNally, Reynolds, Kollintzas and Spencer. Pursuant to these agreements, we have agreed to indemnify them to the full extent permitted by Illinois and Georgia law against certain liabilities incurred by these individuals in connection with specified proceedings if they acted in a manner they believed in good faith to be in or not opposed to the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe that such conduct was unlawful. The agreements also provide for the advancement of expenses to these individuals subject to specified conditions.

Potential Payments Upon Change-in-Control

Our 2006 Equity Incentive Plan contains provisions that could lead to an accelerated vesting of options or other awards. In the event of certain change-in-control transactions described in the Plan, (i) outstanding options or other awards under the Plan may be assumed, converted or replaced; (ii) the successor corporation may substitute equivalent options or other awards or provide substantially similar consideration to Plan participants as were provided to stockholders (after taking into account the existing provisions of the options or other awards); or (iii) the successor corporation may replace options or awards with substantially similar shares or other property.

In the event the successor corporation (if any) refuses to assume or substitute options or other awards as described (i) the vesting of any or all options or awards granted pursuant to the Plan will accelerate upon the change-in-control transaction, and (ii) any or all options granted pursuant to the Plan will become exercisable in full prior to the consummation of the change-in-control transaction at such time and on such conditions as the Compensation Committee determines. If the options are not exercised prior to the consummation of the change-in-control transaction, they shall terminate at such time as determined by the Compensation Committee. Subject to any greater rights granted to Plan participants under the Plan, in the event of the occurrence of a change-in-control transaction any outstanding options or other awards will be treated as provided in the applicable agreement or plan of merger, consolidation, dissolution, liquidation, or sale of assets.

If the Company experienced a change-in-control transaction described in the Plan on December 31, 2013, the value of accelerated options for each Named Executive Officer, based on the difference between the closing price of our common stock on the OTC Market on December 31, 2013, and, if lower, the exercise price per share of each option for which vesting would be accelerated for each Named Executive Officer, would be $0.

Our employment agreements with each Named Executive Officer provide for payment to each Named Executive Officer if we terminate such Named Executive Officer’s employment without cause. If each Named Executive Officer was terminated without cause on December 31, 2013, the following amounts, which represent one week of pay for each full year of service to the Company, would be payable to each Named Executive Officer as salary continuance under the terms of such Named Executive Officer’s employment agreement: Dr. McNally - $26,442; Mr. Reynolds - $28,619; and Dr. Robinson - $24,531.

In October 2013, our Board of Directors approved amendments to the employment agreements with each Named Executive Officer These 2013 amendments include severance provisions in the event of a change in control and a qualifying termination of employment. Specifically, if a Named Executive Officer is terminated at any time during the three month period which immediately precedes a change in control (as defined in the amendment) or during the one year period following a change in control, then the Company would pay an amount in cash equal to (a) a multiple of the Named Executive Officer’s then base salary and target annual bonus (3x for Dr. McNally, 2x for Mr. Reynolds, and 2x for Dr. Robinson), (b) a multiple of the cost to provide 401(k) or other deferred compensation or health and welfare benefits to the Named Executive Officer (3x for Dr. McNally, 2x for Mr. Reynolds, and 2x for Dr. Robinson), and (c) a tax gross-up payment (if an excise tax is imposed by § 4999 of the Internal Revenue Code or any related interest or penalties are incurred by the officer) pursuant to the amendment. The amendments also provide for full and complete vesting of all stock option grants held by the Named Executive Officers.

Summary Compensation Table

The following narrative, table, and footnotes set forth information concerning the total compensation earned during the fiscal years ended December 31, 2013 and 2012 by our Named Executive Officers. The individual components of the total compensation reflected in the table are broken out as follows:

Salary. Base salary earned during 2013 and 2012. The terms of the Employment Agreements governed the base salaries for Dr. McNally, Mr. Reynolds, and Dr. Robinson.

Bonus. The amount of cash bonuses paid during 2013 and 2012. No bonuses were paid to Dr. McNally, Mr. Reynolds, or Dr. Robinson during these periods.

Option Awards. The awards disclosed under the heading “Option Awards” consist of the aggregate grant date fair value of the stock option grants during 2013 and 2012 computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation – Stock Compensation (“FASB ASC Topic 718”). For a discussion of the various assumptions made and methods used for determining such amounts, see footnotes 2 and 6 to our 2012 consolidated financial statements contained elsewhere in this prospectus.

All Other Compensation. The amounts include under “All Other Compensation” are described in the footnotes to the table.

Name and Principal Position	Year	Salary($)	Bonus ($)		Option Awards ($)		All Other Compensation ($)(4)	Total ($)
Robert T. McNally President and Chief Executive Officer	2013 2012	$275,000 275,000	$	- -	$12,930 16,650	(1) (2)	$10,200 10,000	$298,130 301,650
Mark W. Reynolds Chief Financial Officer	2013 2012	212,600 212,600		- -	12,930 13,875	(1) (3)	8,504 8,238	234,034 234,713
Harriet L. Robinson Chief Scientific Officer	2013 2012	225,887 265,750		- -	12,930 13,875	(1) (3)	9,035 10,000	247,852 289,625

(1)

Grant date fair value of stock option grant on December 18, 2013 for 30,000 shares with an exercise price of $0.53 per share, vesting over a three-year period. As of December 31, 2013, none of these shares have vested and are exercisable

(2)

Grant date fair value of stock option grant on December 18, 2012 for 30,000 shares with an exercise price of $0.66 per share, vesting over a three-year period. As of December 31, 2013, 10,000 of these shares have vested and are exercisable.

(3)

Grant date fair value of stock option grant on December 11, 2012 for 25,000 shares with an exercise price of $0.66 per share, vesting over a three-year period. As of December 31, 2013, 8,333 of these shares have vested and are exercisable

(4)	Amounts shown in the “All Other Compensation” column represent employer contributions to the Company’s 401(k) retirement plan.

Outstanding Equity Awards at Fiscal Year-End

GeoVax has awarded stock options to its senior management and other employees. The terms of these awards typically provide for vesting over a defined period of time, generally three years. The options expire if not exercised within ten years from the date of grant. The Company does not have a formula for determining stock option awards. Awards are generally based on the subjective judgment of the President and Chief Executive Officer and on the Compensation Committee’s subjective judgment.

The following table sets forth certain information with respect to unexercised options previously awarded to our Named Executive Officers that were outstanding as of December 31, 2013.

Option Awards
Number of Securities Underlying Unexercised Options
Name	(#) Exercisable	(#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Robert McNally	- 10,000 20,000 10,000 10,000 48,000 10,000 26,400	30,000 20,000 10,000 - - - - -	(1) (2) (3)	$ 0.53 0.91 1.98 7.00 5.50 8.50 8.05 17.75	12/18/23 12/30/21 12/10/20 12/2/19 12/11/18 6/17/18 12/5/17 3/14/17
Mark Reynolds	- 8,333 16,666 10,000 10,000 10,000 10,000 36,000	30,000 16,667 8,334 - - - - -	(1) (2) (3)	0.53 0.66 0.91 1.98 7.00 5.50 8.05 17.75	12/18/23 12/11/22 12/30/21 12/10/20 12/2/19 12/11/18 12/5/17 3/14/17
Harriet Robinson	- 8,333 16,666 10,000 10,000 10,000 177,912	30,000 16,667 8,334 - - - -	(1) (2) (3)	0.53 0.66 0.91 1.98 7.00 5.50 2.024	12/18/23 12/11/22 12/30/21 12/10/20 12/2/19 12/11/18 2/5/14

(1)	These stock options vest and become exercisable in three equal installments on December 18, 2014, 2015 and 2016.
(2)	These stock options vest and become exercisable in two equal installments on December 11, 2014 and 2015.
(3)	These stock options vest and become exercisable on December 30, 2014.

Other Benefits Provided to Executive Officers

Dr. McNally, Mr. Reynolds and Dr. Robinson are eligible for health insurance and 401(k) benefits at the same level and subject to the same conditions as provided to all other employees. GeoVax participates in a multi-employer defined contribution retirement plan (the “401k Plan”) administered by a third party service provider; and the Company contributes to the 401k Plan on behalf of all its eligible employees based upon the same matching formula. The amounts shown in the Summary Compensation Table under the heading “Other Compensation” represent the value of the Company’s matching contributions to the 401(k) accounts of these executive officers. Executive officers did not receive any other perquisites or other personal benefits or property from the Company or any other source.

DIRECTOR COMPENSATION

The following table sets forth information concerning the compensation earned for service on our Board of Directors during the fiscal year ending December 31, 2013 by each individual who served as a director at any time during the fiscal year.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	(2)(3) Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
David A. Dodd	47,450	-	10,775	-	-	-	58,225
Dean G. Kollintzas	28,300	-	10,775	-	-	-	39,075
Robert T. McNally (1)	-	-	-	-	-	-	-
Harriet L. Robinson (1)	-	-	-	-	-	-	-
John N. Spencer, Jr.	37,450	-	10,775	-	-	-	48,225

(1)

Dr. McNally and Dr. Robinson, who were employees of the Company during the fiscal year ended December 31, 2013, received no compensation for their service as directors. All amounts related to their compensation as Named Executive Officers during the fiscal year ended December 31, 2013 and prior years are included in the “Summary Compensation Table”.

(2)

Amounts shown in the “Option Awards” column represent the aggregate grant date fair value of awards computed in accordance with FASB ASC Topic 718. For a discussion of the various assumptions made and methods used for determining such amounts, see footnotes 2 and 6 to our 2012 consolidated financial statements contained elsewhere in this registration statement. On December 18, 2013, Messrs. Dodd, Kollintzas and Spencer were each granted options to purchase 25,000 shares of our common stock with an exercise price of $0.53 per share.

(3)	The table below shows the aggregate numbers of option awards outstanding for each non-employee director as of December 31, 2013.

Name	Aggregate Option Awards Outstanding as of December 31, 2013 (#)
David A. Dodd	111,400
Dean G. Kollintzas	141,400
John N. Spencer, Jr.	141,400

Director Compensation Plan

In March 2007, the Board of Directors approved a recommendation from the Compensation Committee for director compensation, which we refer to as the “Director Compensation Plan.” It was subsequently amended in March 2008, December 2009, and in December 2010. The Director Compensation Plan applies only to non-employee directors. Directors who are employees of the Company receive no compensation for their service as directors or as members of committees.

Cash Fees

For 2013, each non-employee director received an annual retainer of $5,000 (paid quarterly) for service as a member of the Audit Committee and $3,300 for service as a member of the Compensation Committee. The Chairman of the Audit Committee received an annual retainer of $9,000, and the Chairman of each of the Compensation Committee and the Nominating and Corporate Governance Committee received an annual retainer of $6,000. These retainers were also paid quarterly. Non-employee directors also received fees for each Board of Directors or Committee meeting attended as follows: $3,000 for in person Board of Directors meetings and $1,500 for telephonic Board of Directors meetings, $1,000 per Committee meeting chaired, and $500 per Committee meeting attended as a non-chair member. Mr. Dodd, the non-employee Chairman of the Board during 2013, received an annual retainer of $30,000 (paid quarterly) and was not entitled to additional fees for Board meetings attended, but did receive additional fees for committees on which he serves.

Stock Option Grants

Each of our current non-employee directors received a grant of options to purchase 26,400 shares of common stock on the date that such non-employee director was first elected or appointed. We currently do not have a formula for determining annual stock option grants to directors (upon their re-election to the Board of Directors, or otherwise). Such option grants are currently determined by the Board of Directors, upon recommendation by the Compensation Committee based on the Compensation Committee’s annual deliberations and review of the director compensation structure of similar companies. At its meeting in December 2013, upon a recommendation of the Compensation Committee, the Board of Directors approved an annual stock option grant of 25,000 shares to its non-employee members.

Expense Reimbursement

All directors are reimbursed for expenses incurred in connection with attending meetings of the Board of Directors and committees.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Policies and Procedures for Approval of Related Party Transactions

Our Audit Committee is responsible for reviewing and approving all transactions or arrangements between the Company and any of our directors, officers, principal stockholders or any of their respective affiliates, associates or related parties, other than transactions with officers which are covered by the duties of the Compensation Committee. In determining whether to approve or ratify a related party transaction, the Audit Committee will discuss the transaction with management and will consider all relevant facts and circumstances available to it including:

•	whether the terms of the transaction are fair to the Company and at least as favorable to the Company as would apply if the transaction did not involve a related party;
•	whether there are demonstrable business reasons for the Company to enter into the transaction;
•	whether the transaction would impair the independence of a non-employee director; and
•

whether the transaction would present an improper conflict of interest for any director or executive officer, taking into account the size of the transaction, the direct or indirect nature of the related party’s interest in the transaction and the ongoing nature of any proposed relationship, and any other factors the Audit Committee deems relevant.

These policies are in writing and included in the Company’s minute book.

Our Board of Directors has made the following findings and adopted the following policies (in writing) regarding related party transactions:

●

The Company has not made and will not make loans or loan guarantees on behalf of any director, officer, beneficially owner of more than 5% of our common stock, or other person constituting a Promoter, as such term is defined in the NASAA Statement of Policy Regarding Corporate Securities Definitions.

●

The Company has not engaged and will not engage in material transactions with any director, officer, beneficial owner of more than 5% of our common stock, or other person constituting a Promoter, as such term is defined in the NASAA Statement of Policy Regarding Corporate Securities Definitions, except as described below or as otherwise approved by our Audit Committee consistent with the policies and procedures described below.

●	The Company will make any future material affiliated transactions on terms that are no less favorable to the Company than those that can be obtained from unaffiliated third parties.
●	A majority of the Company’s Audit Committee will approve all future material transactions.
●	The Company’s officers, directors, and counsel will:
o	consider their due diligence and assure that there is a reasonable basis for these representations, and
o	consider whether to embody the representations in the issuer’s charter or bylaws.

Consulting Agreement with Donald Hildebrand

In March 2008, we entered into a consulting agreement with Donald Hildebrand, our former Chairman of the Board of Directors, President and Chief Executive Officer, pursuant to which Mr. Hildebrand provided business and technical advisory services to the Company. Mr. Hildebrand served as a director until August 16, 2011, and was the beneficial owner of more than 5% of our common stock. The term of the consulting agreement, as amended, began on April 1, 2008 and ended on December 31, 2012. During 2013, 2012 and 2011, Mr. Hildebrand received $-0-, $24,000, and $24,000 respectively, for his services pursuant to the consulting agreement.

Transactions with Emory University

Emory University is a significant stockholder of the Company, and our primary product candidates are based on technology rights subject to a license agreement with Emory University, which we refer to as the Emory License. The Emory License, among other contractual obligations, requires payments based on milestone achievements, royalties on sales by the Company or on payments to the Company by our sublicensees, and payment of maintenance fees in the event certain milestones are not met within the time periods specified in the Emory License. We may terminate the Emory License upon 90 days prior written notice. In any event, the Emory License expires on the date of the latest expiration date of the underlying patents. We are also obligated to reimburse Emory University for certain ongoing costs in connection with the filing, prosecution and maintenance of patent applications subject to the Emory License. The expense associated with these ongoing patent reimbursements to Emory University amounted to $98,042, $89,885, and $249,907, for the years ended December 31, 2013, 2012, and 2011, respectively.

In connection with our IPCAVD grant from the NIH, we have entered into two research agreements with Emory University for the purpose of conducting research and development activities related to the grant. During the years ended 2013, 2012 and 2011, we recorded $252,478, $552,403, and $1,172,758, respectively, of expense associated with these contracts. All amounts paid to Emory under these agreements are reimbursable to us pursuant to the NIH grant.

Private Placements Transactions

In December 2011 and January 2012, members of our management and Board of Directors participated in a private placement offering of units of our common stock and warrants. Each unit, which was priced at $0.67 per unit, consisted of one share of our common stock and a five-year warrant to purchase 1.5 shares at $1.00 per share. The purchases by management and members of our Board of Directors were as follows: Dr. McNally $20,000 (29,850 units); Dr. Robinson $100,000 (149,254 units); Mr. Dodd $75,040 (112,000 units); Mr. Reynolds $20,100 (30,000 units); Mr. Spencer $10,000 (14,925 units); Mr. Kollintzas $10,000 (14,925 units); and Mr. Antebi (a former director) $20,100 (30,000 units).

On March 21, 2012, we completed a private placement transaction and issued to a total of 2,200 shares of Series A Preferred Stock, with a stated value of $1,000 per share and a conversion price of $0.75, to three accredited investors. Each share of Series A Preferred Stock was convertible into 1,333.33 shares of our common stock. Each purchaser of a share of Series A Preferred Stock also acquired a Series A, a Series B, and a Series C Warrant to purchase a share of our common stock. The Series A Preferred Stock and related warrants were issued in reliance upon exemptions provided by Section 4(2) of the Securities Act of 1933 (“Securities Act”) for the offer and sale of securities not involving a public offering and Regulation D promulgated thereunder.

Effective January 17, 2013, the Company reduced the exercise price of its outstanding Series B Warrants issued in connection with the March 2012 private placement, which were exercisable for an aggregate of 2,933,333 shares of common stock .  The exercise price for all of the Series B Warrants was reduced from $0.75 to $0.60 per share.  The $1.00 per share exercise price for the Series A and Series C Warrants did not change. In consideration for the reduction of the exercise price, the holders of the Series B Warrants agreed to immediately exercise 1,766,667 of the Series B Warrants for cash, and the expiration date of Warrants with respect to the remaining shares subject to the Series B Warrants was extended from March 21, 2013 to May 21, 2013. In addition, the Company, Sabby Volatility Warrant Master Fund, Ltd. (which invested $1,000,000 in the March 2012 private placement and an additional $750,000 upon exercise of the Series B Warrants) and Sabby Healthcare Volatility Master Fund, Ltd. which invested $1,000,000 in the March 2012 private placement and an additional $750,000 upon exercise of the Series B Warrants), agreed to increase the beneficial ownership limitation contained in their Series B Warrants to 9.99% from 4.99%. See “Security Ownership of Principal Stockholders, Directors and Executive Officers” for additional information.

Effective May 14, 2013, the Company reduced the exercise price of the remaining Series B Common Stock Purchase Warrants from $0.60 to $0.50 per share. In consideration for the reduction of the exercise price, the holders of the Series B Warrants immediately exercised all 1,166,666 of the remaining Series B Warrants for cash, resulting in total proceeds to the Company of $583,333.

On December 11, 2013, the Company and the holders of its Series A Preferred Stock and Series A and Series C Warrants entered into an Amendment Agreement (the “Amendment”) providing, among other things, that if the Company’s next issuance of at least $500,000 of Common Stock or Common Stock Equivalents (as defined) was for a conversion price lower than the then-current conversion price for the Series A Preferred Stock, then the conversion price for the Series A Preferred Stock would be reduced to the same price. There were 788 shares of Series A Preferred Stock outstanding as of December 11, 2013. On December 13, 2013, we implemented agreed-upon changes to the terms of the Series A Preferred Stock. Pursuant to the Amendment, the terms of the Company’s outstanding Series A and Series C Warrants were also amended to eliminate certain future reductions in the exercise price of those warrants subject to certain conditions.

On December 11, 2013, we also entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with three accredited investors providing for the issuance and sale to them of an aggregate of 1,650 shares of our Series B Preferred Stock. Sabby Volatility Warrant Master Fund, Ltd. and Sabby Healthcare Volatility Master Fund, Ltd. each acquired 750 shares of Series B Preferred Stock for $750,000. Each share of Series B Preferred Stock is initially convertible into approximately 2,857.1 shares of our common stock for an aggregate of approximately 4,714,215 shares of our common stock. The conversion price is $0.35 per share.

Upon closing of the transactions contemplated in the Securities Purchase Agreement on December 13, 2013, the conversion price for the Series A Preferred Stock was reduced to $.35 per share, and the number of shares of common stock into which each shares of Series A Preferred Stock could be converted was increased to approximately 2,857.1 shares. The exercise price for the Series A and Series C Warrants was decreased to $.35 per share. There was no increase in the number of shares that may be purchased upon exercise of those warrants.

SELLING STOCKHOLDERS

This prospectus relates to the resale by the selling stockholders named below from time to time of up to a total of 5,915,048 shares that are issuable to the selling stockholders. The number of shares is subject to adjustment as described at “Description of Securities.” The common stock offered by this prospectus is being offered by the selling stockholders for their own accounts.

Private Placement Transactions

On March 21, 2012, we completed a private placement transaction and Series A convertible preferred stock, which we refer to as Series A Preferred Stock, with a stated value of $1,000 per share and a conversion price of $0.75, to three accredited investors. 459 shares of Series A Preferred stock remain outstanding. Each share of Series A convertible preferred stock was originally convertible into 1,333.33 shares of our common stock. The Series A convertible preferred shares and related warrants were issued in reliance upon exemptions provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering and Regulation D promulgated thereunder. The resale of the common stock originally issuable upon conversion of the Series A Preferred Stock and exercise of the related warrants has been previously registered pursuant to the Securities Act.

On December 13, 2013, we amended the Certificate of Designation of the Series A Preferred Stock, which effectively reduced the conversion price to $0.35 for the remaining outstanding shares of Series A Preferred Stock at that date.

On December 13, 2013, we completed a private placement transaction and issued to a total of 1,650 shares of Series B convertible preferred stock, with a stated value of $1,000 per share and a conversion price of $0.35, to three accredited investors. Each share of Series B convertible preferred stock is convertible into approximately 2,857 shares of our common stock. The Series B Preferred Stock was issued in reliance upon exemptions provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering and Regulation D promulgated thereunder.

This prospectus covers resale of the common stock issuable upon conversion of the Series B Preferred Stock as well as the additional shares which became issuable upon conversion of the Series A Preferred Stock as a result of the change in the conversion price for the Series A Preferred Stock.

Selling Stockholders

The table below, which was prepared based on information supplied to us by the selling stockholders, sets forth information regarding the beneficial ownership of outstanding shares of our common stock owned by the selling stockholders and the shares that they may sell or otherwise dispose of from time to time under this prospectus. Each of the selling stockholders, or their respective transferees, donees or their successors, may resell, from time to time, all, some or none of the shares of our common stock covered by this prospectus, as provided in this prospectus under the section entitled “Plan of Distribution” and in any applicable prospectus supplement. However, we do not know when, in what amount, or at what specific prices the selling stockholders may offer their shares for sale under this prospectus, if any.

The number of shares disclosed in the table below as “beneficially owned” are those beneficially owned as determined under the rules of the SEC. Such information is not necessarily indicative of ownership for any other purpose. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. In computing the number of shares beneficially owned by a selling stockholder and the percentage of ownership of that selling stockholder, shares of common stock underlying shares of Series A and Series B Preferred Stock, options or warrants held by that selling stockholder that are convertible or exercisable, as the case may be, within 60 days of December 27, 2013 are included. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other selling stockholder. Each selling stockholder’s percentage of ownership in the following table is based upon 23,156,610 shares of our common stock outstanding as of December 27, 2013.

Unless otherwise indicated and subject to community property laws where applicable, the selling stockholders named in the following table have, to our knowledge, sole voting and investment power with respect to the shares beneficially owned by them. In addition, none of the selling stockholders has any family relationships with our officers, directors or controlling stockholders. Furthermore, no selling stockholder is a registered broker-dealer or an affiliate of a registered broker-dealer.

Information concerning any of the selling stockholders may change from time to time, and any changed information will be presented in a prospectus supplement as necessary. Please carefully read the footnotes located below the table in conjunction with the information presented in the table.

Selling Stockholder Name	Beneficial Ownership Prior to this Offering (1), (2)	Shares that may be Offered and Sold Hereby (2)	Beneficial Ownership After this Offering (3)	% Holding After Completion of this Offering
Sabby Volatility Warrant Master Fund, Ltd.	2,539,000 (4)	2,651,809	2,539,000	9.99%
Sabby Healthcare Volatility Master Fund, Ltd.	2,539,000 (5)	2,651,809	2,539,000	9.99%
Brio Capital LP.	736,191 (6)	182,857	553,334	2.3%
Brio Capital Master Fund Ltd.	428,572 (7)	428,572	0	0.0%

* Less than 1.0%

(1)	Includes all shares beneficially owned by the Selling Stockholders as of December 27, 2013
(2)

Includes all of the shares of common stock issuable upon exercise of the Series A Preferred Stock and Series B Preferred Stock owned by this stockholder, as well as all of the shares issuable upon exercise of the Series A and C Warrants held by this stockholder. The number of shares offered by the Selling Stockholders in the table above reflects 100% of the shares issuable upon conversion of the Series A Preferred Stock and upon exercise of the Series A and C Warrants.

The Series A Preferred Stock, Series B Preferred Stock, and the Series A and C Warrants contain exercise and conversion limitations providing that a holder thereof may not convert or exercise (as the case may be) to the extent (but only to the extent) that, if after giving effect to such conversion or exercise (as the case may be), the holder or any of its affiliates would beneficially own in excess of 4.99% or 9.99%, as applicable (the “Maximum Percentage”) of the outstanding shares of common stock immediately after giving effect to such conversion or exercise (as the case may be). To the extent the above limitation applies, the determination of whether a share of preferred stock or warrant shall be exercisable or convertible (vis-à-vis other convertible, exercisable or exchangeable securities owned by the holder) shall, subject to such Maximum Percentage limitation, be determined on the basis of the first submission to the Company for conversion, exercise or exchange (as the case may be). Accordingly, the number of shares of common stock set forth in the table as being registered for a Selling Stockholder may exceed the number of shares of common stock that the Selling Stockholder could own beneficially at any given time through its ownership of the Series A or Series B Preferred Stock and the Series A and C Warrants.

(3)	These shares have been separately registered for resale pursuant to the Securities Act and may also be sold.
(4)

Includes 280,000 shares of common stock, 305,714 shares of common stock issuable upon conversion of Series A Preferred Stock, approximately 2,142,857 shares issuable upon conversion of Series B Preferred Stock, and 2,666,666 shares issuable upon exercise of the Series A and C Warrants. Sabby Management, LLC shares voting and investment power with respect to these shares on behalf of this stockholder as well as Sabby Healthcare Volatility Master Fund, Ltd. As manager of Sabby Management, LLC, Hal Mintz also shares voting and investment power on behalf of this stockholder. Each of Sabby Management, LLC and Hal Mintz disclaim beneficial ownership over the securities covered by this prospectus except to the extent of their pecuniary interest therein.

(5)

Includes 280,000 shares of common stock, 305,714 shares of common stock issuable upon conversion of Series A Preferred Stock, approximately 2,142,857 shares issuable upon conversion of Series B Preferred Stock, and 2,666,666 shares issuable upon exercise of the Series A and C Warrants. Sabby Management, LLC shares voting and investment power with respect to these shares on behalf of this stockholder as well as Sabby Volatility Warrant Master Fund, Ltd. As manager of Sabby Management, LLC, Hal Mintz also shares voting and investment power on behalf of this stockholder. Each of Sabby Management, LLC and Hal Mintz disclaim beneficial ownership over the securities covered by this prospectus except to the extent of their pecuniary interest therein.

(6)

Includes 202,857 shares of common stock issuable upon conversion of Series A Preferred Stock, and 533,334 shares issuable upon exercise of the Series A and C Warrants. Brio Capital Management, LLC shares voting and investment power with respect to these shares. As manager of Brio Capital Management, LLC, Shaye Hirsch also shares voting and investment power on behalf of this stockholder. Each of Brio Capital Management, LLC and Shaye Hirsch disclaim beneficial ownership over the securities covered by this prospectus except to the extent of their pecuniary interest therein.

(7)

Includes approximately 428,572 shares of common stock issuable upon conversion of Series B Preferred stock. Brio Capital Management, LLC shares voting and investment power with respect to these shares. As manager of Brio Capital Management, LLC, Shaye Hirsch also shares voting and investment power on behalf of this stockholder. Each of Brio Capital Management, LLC and Shaye Hirsch disclaim beneficial ownership over the securities covered by this prospectus except to the extent of their pecuniary interest therein.

DESCRIPTION OF SECURITIES

Capital Stock

The following description of our capital stock is summarized from, and qualified in its entirety by reference to, our certificate of incorporation, as amended, including the certificates of designation, as amended, setting forth the terms of our Series A convertible preferred stock and Series B convertible preferred stock, all of which have been previously filed with the SEC and are incorporated herein by reference. This summary is not intended to give full effect to provisions of statutory or common law. We urge you to review the following documents because they, and not this summary, define the rights of a holder of shares of common stock, Series A and Series B Preferred Stock:

•	the General Corporation Law of the State of Delaware, or the “DGCL”, as it may be amended from time to time;

•	our certificate of incorporation, as it may be amended or restated from time to time, and

•	our bylaws, as they may be amended or restated from time to time.

General

Our authorized capital stock currently consists of 85,000,000 shares, which are divided into two classes consisting of 75,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

As of December 27, 2013, there were issued and outstanding 23,156,610 shares of common stock, options to purchase 1,194,044 shares of common stock and warrants to purchase 8,292,226 shares of common stock, including the 5,866,666 shares in the aggregate subject to the unexercised Series A and C Warrants. An additional 5,525,715 shares of our common stock are reserved for issuance upon conversion of the outstanding Series A and Series B Preferred Stock.

Holders of our common stock are entitled to one vote for each share held in the election of directors and in all other matters to be voted on by the stockholders. There is no cumulative voting in the election of directors. Holders of common stock are entitled to receive dividends as may be declared from time to time by our Board of Directors out of funds legally available therefor, and subject to the rights of holders of our Series A and Series B Preferred Stock. In the event of liquidation, dissolution or winding up of the Company, holders of common stock are to share in all assets remaining after the payment of liabilities, and satisfaction of the liquidation preference of our outstanding Series A and Series B Preferred Stock. Holders of common stock have no pre-emptive or conversion rights and are not subject to further calls or assessments. There are no redemption or sinking fund provisions applicable to the common stock. The rights of the holders of the common stock are subject to any rights that may be fixed for holders of preferred stock, such as the Series A and Series B Preferred Stock. All of the outstanding shares of common stock are fully paid and non-assessable.

Series A Convertible Preferred Stock

We are authorized to issue up to 2,200 shares of our Series A convertible preferred stock. As of December 27, 2013, 284 shares of our Series A Preferred Stock, $0.01 par value, were outstanding.

The Series A Preferred Stock is convertible at the option of the holder at any time into shares of common stock at a conversion ratio determined by dividing the $1,000 stated value of the Series A Preferred Stock by a conversion price of $0.35 per share. As of December 27, 2013, an aggregate of 811,429 shares of our common stock are issuable upon conversion of the 284 outstanding shares of Series A Preferred Stock. The conversion price of the Series A Preferred Stock is subject to adjustment in the case of stock splits, stock dividends, combinations of shares, similar recapitalization transactions and certain pro-rata distributions to common stockholders.

Subject to limited exceptions, a holder of the Series A Preferred Stock will not have the right to convert any portion of its Series A Preferred Stock if the holder, together with its affiliates, would beneficially own in excess of 4.99% of the number of shares of our common stock outstanding immediately after giving effect to its conversion. Two holders of the Series A Preferred Stock have increased the percentage limitation contained in their Series B Warrants to 9.99%.

The holders of Series A Preferred Stock will be entitled to receive any securities or rights to acquire securities or property granted or issued by us pro rata to the holders of our common stock to the same extent as if such holders had converted all of their shares of Series A Preferred Stock. No distribution may be made on the common stock so long as any dividend due on the Series A Preferred Stock remains unpaid. In the event of a fundamental transaction, such as a merger, consolidation, sale of substantially all assets and similar reorganizations or recapitalizations, the holders of Series A Preferred Stock will be entitled to receive, upon conversion of their shares, any securities or other consideration received by the holders of our common stock pursuant to the fundamental transaction.

Except as required by law, holders of the Series A Preferred Stock are not entitled to voting rights; provided, however, that the affirmative vote of the holders of a majority of the outstanding shares of Series A Preferred Stock is required to take certain actions that may alter or change adversely the rights or preferences of the holders of Series A Preferred Stock, increase the number of shares of Series A Preferred Stock, or authorize a new class ranking senior or pari passu to the Series A Preferred Stock. The Series A Preferred Stock has a liquidation preference equal to $1,000 per share.

The securities purchase agreement and related registration rights agreement, as well as the certificate of designation authorizing the Series A Preferred Stock include certain other agreements and covenants for the benefit of the holders of the Series A Preferred Stock, including a requirement to use our best efforts to maintain the listing or trading of our common stock on one or more specified United States securities exchanges or regulated quotation services.

Series B Convertible Preferred Stock

We are authorized to issue up to 1,650 shares of our Series B convertible preferred stock. As of December 27, 2013, 1,650 shares of our Series B convertible preferred stock, $0.01 par value, were outstanding.

The Series B Preferred Stock is convertible at the option of the holder at any time into shares of common stock at a conversion ratio determined by dividing the $1,000 stated value of the Series A convertible preferred stock by a conversion price of $0.35 per share. As of December 27, 2013, an aggregate of 4,714,286 shares of our common stock are issuable upon conversion of the 1,650 outstanding shares of Series B Preferred Stock. The conversion price of the Series B Preferred Stock is subject to adjustment in the case of stock splits, stock dividends, combinations of shares, similar recapitalization transactions and certain pro-rata distributions to common stockholders.

Subject to limited exceptions, a holder of the Series B Preferred Stock will not have the right to convert any portion of its Series B Preferred Stock if the holder, together with its affiliates, would beneficially own in excess of 9.99% of the number of shares of our common stock outstanding immediately after giving effect to its conversion.

The holders of Series B Preferred Stock will be entitled to receive any securities or rights to acquire securities or property granted or issued by us pro rata to the holders of our common stock to the same extent as if such holders had converted all of their shares of Series B Preferred Stock. No distribution may be made on the common stock so long as any dividend due on the Series B Preferred Stock remains unpaid. In the event of a fundamental transaction, such as a merger, consolidation, sale of substantially all assets and similar reorganizations or recapitalizations, the holders of Series B Preferred Stock will be entitled to receive, upon conversion of their shares, any securities or other consideration received by the holders of our common stock pursuant to the fundamental transaction.

Except as required by law, holders of the Series B Preferred Stock are not entitled to voting rights; provided, however, that the affirmative vote of the holders of a majority of the outstanding shares of Series B Preferred Stock is required to take certain actions that may alter or change adversely the rights or preferences of the holders of Series B Preferred Stock, increase the number of shares of Series B Preferred Stock, or authorize a new class ranking senior or pari passu to the Series B Preferred Stock. The Series B Preferred Stock has a liquidation preference equal to $1,000 per share.

The securities purchase agreement and related registration rights agreement, as well as the certificate of designation authorizing the Series B Preferred Stock include certain other agreements and covenants for the benefit of the holders of the Series B Preferred Stock, including restrictions on our ability to issue additional equity securities for a period of 45 days after the effective date of this prospectus, issue additional debt or equity securities with a variable conversion or exercise price for a period of nine months after the initial closing, and undertake a reverse or forward stock split or reclassification of our common stock until December 13, 2014 (unless such reverse split is made in conjunction with the listing of the common stock on a national securities exchange), and a requirement to use our best efforts to maintain the listing or trading of our common stock on one or more specified United States securities exchanges or regulated quotation services.

Undesignated Preferred Stock

Subject to the restrictions set forth in the certificate of designation for our Series A and Series B convertible preferred stock, our Board of Directors has the authority to issue up to 9,996,150 additional shares of preferred stock in one or more series and fix the number of shares constituting any such series, the voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rights, dividend rate, terms of redemption (including sinking fund provisions), redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by the stockholders. For example, the Board of Directors is authorized to issue a stockholder of preferred stock that would have the right to vote, separately or with any other stockholder of preferred stock, on any proposed amendment to our certificate of incorporation, or on any other proposed corporate action, including business combinations and other transactions.

We will not offer preferred stock unless the offering is approved by a majority of our independent directors. The independent directors will have access, at our expense, to our counsel or independent counsel.

The Series A, B and C Warrants

Pursuant to the terms of the securities purchase agreement for the sale of the Series A convertible preferred stock, each purchaser was also issued a Series A Warrant, a Series B Warrant and a Series C Warrant, each to purchase up to a number of shares of the Company’s Common Stock equal to 100% of the Common Stock underlying the preferred shares issued to such purchaser pursuant to the securities purchase agreement (up to 2,933,333 shares in the aggregate for each series of warrants, or 8,799,999 shares in total). The Series A Warrants have an exercise price of $0.35 per share, are fully exercisable, and have a term of exercise equal to five years from the date of issuance. There are currently no Series B Warrants outstanding. The Series C Warrants have an exercise price of $0.35 per share and have a term of exercise equal to five years from the date of issuance.

The exercise price of the warrants and, in some cases, the number of shares issuable upon exercise, are subject to adjustment in the case of stock splits, stock dividends, combinations of shares, similar recapitalization transactions and certain pro-rata distributions to common stockholders. The exercise price, but not the number of shares of common stock issuable upon exercise, will also be adjusted to match the lower price if we sell or grant (or announce a sale or grant) of any shares of common stock or securities convertible into, or rights to acquire, common stock at an effective price per share that is lower than the then exercise price, except in the event of certain exempt issuances. In addition, upon exercise of the warrants the warrant holders will be entitled to receive any securities or rights to acquire securities or property granted or issued by us pro rata to the holders of our common stock to the same extent as if such holders had then exercised the warrants. In the event of a fundamental transaction, such as a merger, consolidation, sale of substantially all assets and similar reorganizations or recapitalizations, the warrant holders will be entitled to receive, upon exercise of their warrants, any securities or other consideration received by the holders of common stock pursuant to the fundamental transaction. Under certain circumstance, after a fundamental transaction, holders may be entitled to receive a cash payment equal to the value of the Series A or C Warrants, computed as provided in those warrants. Any successor to us or surviving entity shall assume the obligations under the warrants.

The warrant holders must surrender payment in cash of the aggregate exercise price of the shares being acquired upon exercise of the warrants. If there is no effective registration statement registering, or no current prospectus available for the resale of the shares issuable upon exercise of the warrants, then the warrants may be exercised on a “net” or “cashless” basis. No fractional shares of common stock will be issued in connection with the exercise of a warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price.

Subject to limited exceptions, a holder of the Series A or C Warrants will not have the right to exercise the warrant if the holder, together with its affiliates, would beneficially own in excess of 4.99% of the number of shares of our common stock outstanding immediately after giving effect to its conversion. Upon 61 days’ prior notice from a holder, the 4.99% limitation may be increased to 9.99% for that holder. The Series A and Series B Warrants held by two investors have been amended to increase the beneficial ownership limitation to 9.99%.

Delaware Anti-Takeover Law

We have elected not to be subject to certain provisions of Delaware law that could make it more difficult to acquire us by means of a tender offer, a proxy contest, open market purchases, removal of incumbent directors and otherwise. These provisions, summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors.

In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in various “business combination” transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	the transaction is approved by the corporation’s board of directors prior to the date the interested stockholder obtained interested stockholder status;

•

upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the date the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2 / 3 % of the outstanding voting stock that is not owned by the interested stockholder.

A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns or within three years, did own, 15% or more of a corporation’s voting stock.

Section 203 applies to Delaware corporations that have a class of voting stock that is listed on a national securities exchange or held of record by more than 2,000 stockholders; provided, however, the restrictions of this statute will not apply to a corporation if:

•	the corporation’s original charter contains a provision expressly electing not to be governed by the statute;

•	the corporation’s board of directors adopts an amendment to the corporation’s bylaws within 90 days of the effective date of the statute expressly electing not to be governed by it;

•

the stockholders of the corporation adopt an amendment to its charter or bylaws expressly electing not to be governed by the statute (so long as such amendment is approved by the affirmative vote of a majority of the shares entitled to vote);

•

a stockholder becomes an interested stockholder inadvertently and as soon as practicable divests himself of ownership of a sufficient number of shares so that he ceases to be an interested stockholder, and during the three year period immediately prior to a business combination, would not have been an interested stockholder but for the inadvertent acquisition;

•

the business combination is proposed prior to the consummation or abandonment of a merger or consolidation, a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets of the corporation or a proposed tender or exchange offer for 50% or more of the outstanding voting shares of the corporation; or

•	the business combination is with an interested stockholder who became an interested stockholder at a time when the restrictions contained in the statutes did not apply.

Our certificate of incorporation includes a provision electing not to be governed by Section 203 of the DCGL. Accordingly, our board of directors does not have the power to reject certain business combinations with interested stockholders based on Section 203 of the DCGL.

Indemnification

Section 145 of the Delaware General Corporation Law, or DGCL, provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to an action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the corporation’s request in such a capacity for another entity against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding. The power to indemnify applies (i) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding or (ii) if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense expenses (including attorneys’ fees but excluding amounts paid in settlement), actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of his duties to the corporation, unless a court believes that in light of all the circumstances indemnification should apply.

Our bylaws provide that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that the person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. Our bylaws also provide that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

Under our bylaws, expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Company. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as we deem appropriate.

The indemnification and advancement of expenses provided by our bylaws is not exclusive, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

Our bylaws also provide that we may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Company would have the power to indemnify such person against such liability under our bylaws. The Company maintains an insurance policy providing for indemnification of its officers, directors and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions.

In October 2006, GeoVax and our subsidiary, GeoVax, Inc. entered into indemnification agreements with Messrs. McNally, Reynolds, Kollintzas and Spencer. Pursuant to these agreements, we have agreed to hold harmless and indemnify these directors and officers to the full extent authorized or permitted by applicable Illinois and Georgia law against certain expenses and other liabilities actually and reasonably incurred by these individuals in connection with certain proceedings if they acted in a manner they believed in good faith to be in or not opposed to the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe that such conduct was unlawful. The agreements also provide for the advancement of expenses to these individuals subject to specified conditions. Under these agreements, we will not indemnify these individuals for expenses or other amounts for which applicable Illinois and Georgia law prohibit indemnification. The obligations under these agreements continue during the period in which these individuals are our directors or officers and continue thereafter so long as these individuals shall be subject to any proceeding by reason of their service to the Company, whether or not they are serving in any such capacity at the time the liability or expense incurred for which indemnification can be provided under the agreements.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In the event that a claims for indemnification against such liabilities (other than our payment of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

PLAN OF DISTRIBUTION

Each selling stockholder of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the OTC Bulletin Board or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling securities:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

●	in transactions through broker-dealers that agree with the selling stockholders to sell a specified number of such securities at a stipulated price per security;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The selling stockholders may also sell securities under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the securities or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities. The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling stockholders have advised us that there is no underwriter or coordinating broker acting in connection with the proposed sale of the resale securities by the selling stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the selling stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144 (assuming a cashless exercise of each Series A, B, and C Warrant), without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M under the Securities Act, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of securities of the common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act)

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon by Womble Carlyle Sandridge & Rice LLP, Atlanta, Georgia.

EXPERTS

The audited consolidated financial statements of GeoVax, Labs, Inc. and subsidiary as of December 31, 2012 and 2011 and for the period of time considered part of the development stage from January 1, 2006 to December 31, 2012, included in the Registration Statement have been audited by Porter Keadle Moore LLC, an independent registered public accounting firm, as set forth in their report appearing herein. Such financial statements have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The audited consolidated financial statements of GeoVax Labs, Inc. and subsidiary for the year ended December 31, 2005 and for the period from inception of the development stage (June 27, 2001) to December 31, 2005, included in the Registration Statement have been audited by Tripp, Chafin & Company, LLC, an independent registered public accounting firm, as set forth in their report appearing herein. Such financial statements have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities offered by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our securities, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

We are subject to the informational requirements of the Securities Exchange Act and file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C., 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

 GEOVAX LABS, INC.

(A DEVELOPMENT-STAGE ENTERPRISE)

INDEX TO FINANCIAL STATEMENTS

2013 INTERIM FINANCIAL STATEMENTS

Condensed Consolidated Balance Sheets as of September 30, 2013 (unaudited) and December 31, 2012	F-2

Condensed Consolidated Statements of Operations for the three month and nine month periods ended September 30, 2013 and 2012 and for the period from inception (June 27, 2001) to September 30, 2013 (unaudited)

F-3

Condensed Consolidated Statements of Cash Flows for the nine month periods ended September 30, 2013 and 2012 and for the period from inception (June 27, 2001) to September 30, 2013 (unaudited)	F-4

Notes to Condensed Consolidated Financial Statements (unaudited)	F-5

2012 CONSOLIDATED FINANCIAL STATEMENTS

Reports of Independent Registered Public Accounting Firms on Financial Statements	F-8

Consolidated Balance Sheets as of December 31, 2012 and 2011	F-10

Consolidated Statements of Operations for the years ended December 31, 2012, 2011 and 2010 and for the Period from Inception (June 27, 2001) to December 31, 2012	F-11

Consolidated Statements of Stockholders’ Equity (Deficiency) for the Period from Inception (June 27, 2001) to December 31, 2012	F-12

Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010 and for the Period from Inception (June 27, 2001) to December 31, 2012	F-14

Notes to Consolidated Financial Statements	F-15

Financial Statement Schedule:
Schedule II – Valuation and Qualifying Accounts for the years ended December 31, 2012, 2011 and 2010	F-24

GEOVAX LABS, INC.

(A DEVELOPMENT-STAGE ENTERPRISE)

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2013	December 31, 2012
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,720,616	$1,035,925
Grant funds receivable	25,014	266,248
Prepaid expenses and other current assets	48,262	42,301

Total current assets	1,793,892	1,344,474

Property and equipment, net of accumulated depreciation and amortization of $474,956 and $429,804 at September 30, 2013 and December 31, 2012, respectively	143,936	102,486

Other assets:
Licenses, net of accumulated amortization of $236,355 and $228,856 at September 30, 2013 and December 31, 2012, respectively	12,500	20,000
Deposits and other assets	11,010	11,010

Total other assets	23,510	31,010

Total assets	$1,961,338	$1,477,970

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$85,291	$163,788
Accrued expenses	120,014	33,877
Amounts payable to Emory University (a related party)	20,225	129,370

Total current liabilities	225,530	327,035

Commitments (Note 4)

Stockholders’ equity:
Preferred stock, $0.01 par value, 10,000,000 shares authorized; Series A Convertible Preferred Stock, $1,000 stated value; 788 shares issued and outstanding at September 30, 2013 and December 31, 2012, respectively	312,196	312,196
Common stock, $0.001 par value, 75,000,000 shares authorized; 21,666,610 and 18,733,277 shares issued and outstanding at September 30, 2013 and December 31, 2012, respectively	21,667	18,733
Additional paid-in capital	27,582,316	25,587,148
Deficit accumulated during the development stage	(26,180,371)	(24,767,142)

Total stockholders’ equity	1,735,808	1,150,935

Total liabilities and stockholders’ equity	$1,961,338	$1,477,970

See accompanying notes to condensed consolidated financial statements.

GEOVAX LABS, INC.

(A DEVELOPMENT-STAGE ENTERPRISE)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,		From Inception (June 27, 2001) to
	2013	2012	2013	2012	September 30, 2013
Grant revenue	$1,004,211	$638,000	$2,242,812	$2,197,761	$25,211,831

Operating expenses:
Research and development	879,104	601,690	2,314,291	2,386,460	30,988,489
General and administrative	316,452	334,166	1,345,179	1,339,300	20,745,603
Total operating expenses	1,195,556	935,856	3,659,470	3,725,760	51,734,092

Loss from operations	(191,345)	(297,856)	(1,416,658)	(1,527,999)	(26,522,261)

Other income (expense):
Interest income	1,197	1,077	3,429	2,944	347,559
Interest expense	-	-	-	-	(5,669)
Total other income (expense)	1,197	1,077	3,429	2,944	341,890

Net loss	$(190,148)	$(296,779)	$(1,413,229)	$(1,525,055)	$(26,180,371)

Basic and diluted:
Loss per common share	$(0.01)	$(0.02)	$(0.07)	$(0.09)	$(2.18)
Weighted average shares outstanding	21,666,610	18,497,886	20,979,675	17,400,665	12,026,183

See accompanying notes to condensed consolidated financial statements.

GEOVAX LABS, INC.

(A DEVELOPMENT STAGE ENTERPRISE)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended September 30,		From Inception (June 27, 2001) to
	2013	2012	September 30, 2013

Cash flows from operating activities:
Net loss	$(1,413,229)	$(1,525,055)	$(26,180,371)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	52,652	70,232	711,932
Accretion of preferred stock redemption value	-	-	346,673
Stock-based compensation expense	116,600	247,318	6,634,289
Investor warrant modification expense	238,169	-	390,295
Changes in assets and liabilities:
Grant funds receivable	241,234	(65,020)	(25,014)
Prepaid expenses and other current assets	(5,961)	(17,204)	(48,262)
Deposits and other assets	-	-	(11,010)
Accounts payable and accrued expenses	(101,505)	(603,624)	314,320
Total adjustments	541,189	(368,298)	8,313,223
Net cash used in operating activities	(872,040)	(1,893,353)	(17,867,148)

Cash flows from investing activities:
Purchase of property and equipment	(86,602)	-	(625,092)
Proceeds from sale of property and equipment	-	-	5,580
Net cash used in investing activities	(86,602)	-	(619,512)

Cash flows from financing activities:
Net proceeds from sale of common stock	1,643,333	310,160	17,479,801
Net proceeds from sale of preferred stock	-	1,999,032	2,727,475
Net cash provided by financing activities	1,643,333	2,309,192	20,207,276

Net increase in cash and cash equivalents	684,691	415,839	1,720,616
Cash and cash equivalents at beginning of period	1,035,925	1,167,980	-

Cash and cash equivalents at end of period	$1,720,616	$1,583,819	$1,720,616

Supplemental disclosure of cash flow information:
Interest paid	$-	$-	$5,669

See accompanying notes to condensed consolidated financial statements.

GEOVAX LABS, INC.

(A DEVELOPMENT-STAGE ENTERPRISE)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

(unaudited)

1.            Description of Company and Basis of Presentation

GeoVax Labs, Inc. (“GeoVax” or the “Company”), is a biotechnology company developing vaccines for the prevention and treatment of Human Immunodeficiency Virus (“HIV”) infections. HIV infections result in Acquired Immunodeficiency Syndrome (“AIDS”). We have exclusively licensed from Emory University (“Emory”) vaccine technology which was developed in collaboration with the National Institutes of Health (“NIH”) and the Centers for Disease Control and Prevention (“CDC”). GeoVax is incorporated under the laws of the State of Delaware and our principal offices are located in Smyrna, Georgia (metropolitan Atlanta area).

Our most advanced vaccines under development address the clade B subtype of the HIV virus that is most prevalent in the United States and the developed world. Our vaccines are being evaluated to determine their potential to (a) prevent HIV infection and (b) to serve as a therapy for individuals who are already infected with HIV. These vaccines are currently being evaluated in human clinical trials.

GeoVax is devoting all of its present efforts to research and development and is a development stage enterprise as defined by Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) Topic 915, “Development Stage Entities”. We have funded our activities to date almost exclusively from equity financings and government grants, and we will continue to require substantial funds to continue these activities. We anticipate that our existing cash resources, combined with the proceeds from the NIH grants discussed in Note 7, will be sufficient to fund our planned activities into the second quarter of 2014. In order to meet our future operating cash flow requirements, we intend to conduct additional offerings of our equity securities, debt or convertible debt instruments. We are also seeking additional funding for our vaccine development programs through government grants and clinical trial support.

The accompanying financial statements at September 30, 2013 and for the three and nine month periods ended September 30, 2013 and 2012 are unaudited, but include all adjustments, consisting of normal recurring entries, which we believe to be necessary for a fair presentation of the dates and periods presented. Interim results are not necessarily indicative of results for a full year. The financial statements should be read in conjunction with our audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2012. We expect our operating results to fluctuate for the foreseeable future; therefore, period-to-period comparisons should not be relied upon as predictive of the results in future periods.

We disclosed in Note 2 to our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2012 those accounting policies that we consider significant in determining our results of operations and financial position. There have been no material changes to, or in the application of, the accounting policies previously identified and described in the Form 10-K.

2.            Recent Accounting Pronouncements

There have been no recent accounting pronouncements or changes in accounting pronouncements during the nine months ended September 30, 2013, as compared to the recent accounting pronouncements described in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, which we expect to have a material impact on our financial statements.

3.            Basic and Diluted Loss Per Common Share

Basic net loss per share is computed using the weighted-average number of common shares outstanding during the period. Diluted net loss per share is computed using the weighted-average number of common shares and potentially dilutive common share equivalents outstanding during the period. Potentially dilutive common share equivalents consist of convertible preferred stock, stock options and stock purchase warrants. Common share equivalents which potentially could dilute basic earnings per share in the future, and which were excluded from the computation of diluted loss per share, as the effect would be anti-dilutive, totaled approximately 10.3 million and 13.2 million shares at September 30, 2013 and 2012, respectively.

4.            Commitments

Lease Agreement

We lease approximately 8,400 square feet of office and laboratory space located in Smyrna, Georgia (metropolitan Atlanta). As of September 30, 2013, our future minimum lease payments pursuant to the 62 month operating lease total $31,760 for the remainder of 2013 and $128,920 in 2014.

Other Commitments

In the normal course of business, we may enter into various firm purchase commitments related to production and testing of our vaccine material, conduct of our clinical trials, and other research-related activities. As of September 30, 2013, we had approximately $59,985 of unrecorded outstanding purchase commitments to our vendors and subcontractors, all of which we expect will be due in 2013.

5.            Stockholders’ Equity

Increase in Authorized Shares of Common Stock

At our annual meeting of stockholders held on June 10, 2013, our stockholders approved an amendment to our certificate of incorporation to increase our authorized shares of common stock from 40,000,000 shares to 75,000,000 shares. The amendment to our certificate of incorporation was filed with the Delaware Secretary of State on August 1, 2013. In addition to the 21,666,610 shares of common stock outstanding at September 30, 2013, we have reserved the following shares of our common stock for future issuance:

Common Stock Purchase Warrants	8,292,226
Equity Incentive Plans	1,197,529
Series A Convertible Preferred Stock	1,050,667
Total	10,540,422

Common Stock Transactions

During January and May 2013, we issued an aggregate of 1,766,667 shares and 1,166,666 shares, respectively, of our common stock pursuant to the exercise of Series B Warrants, resulting in total proceeds of $1,060,000 and $583,333, respectively (see ”Stock Purchase Warrants” below).

Stock Options

The Company maintains a stock option plan that provides the Board of Directors broad discretion in creating equity incentives for employees, officers, directors and consultants. The following table presents a summary of stock option transactions during the nine months ended September 30, 2013:

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2012	1,069,141	$4.50
Granted	--	--
Exercised	--	--
Forfeited or expired	(78,429)	4.86
Outstanding at September 30, 2013	990,712	$4.47
Exercisable at September 30, 2013	679,036	$6.14

During the three month and nine month periods ended September 30, 2013, we recorded share-based compensation expense related to stock options of $33,348 and $116,600, as compared to $84,742 and $247,318 for the three month and nine month periods ended September 30, 2012, respectively. Share-based compensation expense is recognized on a straight-line basis over the requisite service period for the award and is allocated to research and development expense or general and administrative expense based upon the related employee classification. As of September 30, 2013, there was $135,418 of unrecognized compensation expense related to stock options, which is expected to be recognized over a weighted average period of 1.7 years.

Stock Purchase Warrants

We have issued stock purchase warrants in connection with financing transactions and also in exchange for services from consultants and others. The following table presents a summary of stock purchase warrant transactions during the nine months ended September 30, 2013:

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2012	11,225,559	$2.06
Issued	--	--
Exercised	(2,933,333)	0.56
Forfeited or expired	--	--
Outstanding at September 30, 2013	8,292,226	$2.53
Exercisable at September 30, 2013	8,292,226	$2.53

Effective January 17, 2013, we reduced the exercise price of our then-outstanding Series B Common Stock Purchase Warrants from $0.75 to $0.60 per share. In consideration for the reduction of the exercise price, the holders of the Series B Warrants immediately exercised 1,766,667 of the Series B Warrants for cash, resulting in total proceeds to the Company of $1,060,000. We also extended the expiration date of the unexercised Series B Warrants (1,166,667 shares in the aggregate) from March 21, 2013 to May 21, 2013. We recorded general and administrative expense of $218,551 associated with these warrant modifications, all of which was recognized during the three month period ended March 31, 2013.

Effective May 14, 2013, we reduced the exercise price of the remaining Series B Common Stock Purchase Warrants from $0.60 to $0.50 per share. In consideration for the reduction of the exercise price, the holders of the Series B Warrants immediately exercised all 1,166,666 of the remaining Series B Warrants for cash, resulting in total proceeds to the Company of $583,333. We recorded general and administrative expense of $19,617 associated with this warrant modification, all of which was recognized during the three month period ended June 30, 2013.

6.            Income Taxes

Because of our historically significant net operating losses, we have not paid income taxes since inception. We maintain deferred tax assets that reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. These deferred tax assets are comprised primarily of net operating loss carryforwards and also include amounts relating to nonqualified stock options and research and development credits. The net deferred tax asset has been fully offset by a valuation allowance because of the uncertainty of our future profitability and our ability to utilize the deferred tax assets. Utilization of operating losses and credits may be subject to substantial annual limitations due to ownership change provisions of Section 382 of the Internal Revenue Code. The annual limitation may result in the expiration of net operating losses and credits before utilization.

7.            NIH Grant Funding

In September 2007, the NIH awarded us an Integrated Preclinical/Clinical AIDS Vaccine Development (IPCAVD) grant to support our HIV/AIDS vaccine program. We are utilizing this funding to further our HIV/AIDS vaccine development, optimization and production. The aggregate award (including subsequent amendments) totaled $20.4 million, and there is approximately $773,000 remaining and available for use as of September 30, 2013.

In September 2012, the NIH awarded us an additional grant of $1.9 million to support development of versions of our HIV/AIDS vaccines to address the clade C subtype of the HIV virus prevalent in the developing world. All funding pursuant to this grant has been utilized as of September 30, 2013.

In July 2013, the NIH awarded us a Small Business Innovative Research (SBIR) grant entitled “Enhancing Protective Antibody Responses for a GM-CSF Adjuvanted HIV Vaccine.” The grant award of approximately $277,000 is for the first year of a two year project period beginning August 1, 2013, and there is approximately $249,000 remaining and available for use as of September 30, 2013.

We record revenue associated with these grants as the related costs and expenses are incurred and such revenue is reported as a separate line item in our statements of operations.

8.            Related Party Transactions

We are obligated to reimburse Emory University (a significant stockholder of the Company) for certain prior and ongoing costs in connection with the filing, prosecution and maintenance of patent applications subject to our technology license agreement from Emory. During the nine month period ended September 30, 2013, we recorded $24,115 of general and administrative expense associated with these patent cost reimbursements to Emory.

We have entered into a research agreement with Emory for the purpose of conducting research and development activities associated with our IPCAVD grant from the NIH (see Note 7). During the nine month period ended September 30, 2013, we recorded $252,478 of research and development expense associated with this contract. All amounts paid to Emory under this agreement are reimbursable to us pursuant to the NIH grant.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON FINANCIAL STATEMENTS

To the Board of Directors
GeoVax Labs, Inc.
Atlanta, Georgia

We have audited the accompanying consolidated balance sheets of GeoVax Labs, Inc. and subsidiary (a development stage company) (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012, and for the period of time considered part of the development stage from June 27, 2001 to December 31, 2012, except we did not audit the Company’s financial statements for the period from June 27, 2001 to December 31, 2005 which were audited by other auditors. Our audits also included the financial statement schedule of the Company listed in Item 15(a).  These financial statements and financial statement schedule are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GeoVax Labs, Inc. and subsidiary as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, and for the period of time considered part of the development stage from June 27, 2001 to December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/S/ PORTER KEADLE MOORE LLC

Atlanta, Georgia
March 7, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON FINANCIAL STATEMENTS

Board of Directors
GeoVax, Inc.
Atlanta, Georgia

We have audited the statements of operations, stockholders’ deficiency and cash flows of GeoVax, Inc. (a Georgia corporation in the development stage) for the period from inception (June 27, 2001) to December 31, 2005.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements of GeoVax, Inc. referred to above present fairly, in all material respects, the results of its operations, changes in stockholders’ deficiency and cash flows for the period from inception (June 27, 2001) to December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ TRIPP, CHAFIN & COMPANY, LLC

Marietta, Georgia
February 8, 2006

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)
CONSOLIDATED BALANCE SHEETS

	December 31,
	2012	2011
ASSETS
Current assets:
Cash and cash equivalents	$1,035,925	$1,167,980
Grant funds receivable	266,248	183,515
Prepaid expenses and other current assets	42,301	66,508

Total current assets	1,344,474	1,418,003

Property and equipment, net of accumulated depreciation and amortization	102,486	176,206

Other assets:
Licenses, net of accumulated amortization of $228,856 and $208,933 at December 31, 2012 and 2011 respectively	20,000	39,923
Deposits and other assets	11,010	11,010

Total other assets	31,010	50,933

Total assets	$1,477,970	$1,645,142

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$163,788	$138,339
Accrued expenses	33,877	125,869
Amounts payable to Emory University (a related party)	129,370	677,327

Total current liabilities	327,035	941,535

Commitments (Note 4)

Stockholders’ equity:
Preferred stock, $.01 par value, 10,000,000 shares authorized; Series A Convertible Preferred Stock, $1,000 stated value; 788 and -0- shares issued and outstanding at December 31, 2012 and December 31, 2011, respectively	312,196	-
Common stock, $.001 par value, 40,000,000 shares authorized; 18,733,277 and 16,442,611 shares issued and outstanding at December 31, 2012 and 2011, respectively	18,733	16,443
Additional paid-in capital	25,587,148	23,319,166
Deficit accumulated during the development stage	(24,767,142)	(22,632,002)

Total stockholders’ equity	1,150,935	703,607

Total liabilities and stockholders’ equity	$1,477,970	$1,645,142

See accompanying notes to consolidated financial statements.

GEOVAX LABS. INC.
(A DEVELOPMENT-STAGE ENTERPRISE)
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,			From Inception (June 27, 2001) to
	2012	2011	2010	December 31, 2012
Grant revenue	$2,657,327	$4,899,885	$5,185,257	$22,969,019

Operating expenses:
Research and development	3,043,522	4,276,375	4,793,956	28,674,198
General and administrative	1,752,765	2,972,555	3,162,134	19,400,424
	4,796,287	7,248,930	7,956,090	48,074,622

Loss from operations	(2,138,960)	(2,349,045)	(2,770,833)	(25,105,603)

Other income (expense):
Interest income	3,820	2,219	23,505	344,130
Interest expense	-	-	-	(5,669)
	3,820	2,219	23,505	338,461

Net loss	$(2,135,140)	$(2,346,826)	$(2,747,328)	$(24,767,142)

Basic and diluted:
Loss per common share	$(0.12)	$(0.15)	$(0.18)	$(2.09)
Weighted average shares outstanding	18,315,669	15,735,541	15,651,308	11,871,955

See accompanying notes to consolidated financial statements.

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)

	Series A Convertible Preferred Stock		Common Stock		Additional	Stock Subscription	Deficit Accumulated During the Development	Total Stockholders Equity
	Shares	Amount	Shares	Amount	Paid-in Capital	Receivable	Stage	(Deficiency)
Capital contribution at inception (June 27, 2001)	-	$-	-	$-	$10	$-	$-	$10
Net loss for the period ended December 31, 2001	-	-	-	-	-	-	(170,592)	(170,592)
Balance at December 31, 2001	-	-	-	-	10	-	(170,592)	(170,582)
Sale of common stock for cash	-	-	2,789,954	2,790	(2,320)	-	-	470
Issuance of common stock for technology license	-	-	704,534	705	148,151	-	-	148,856
Net loss for the year ended December 31, 2002	-	-	-	-	-	-	(618,137)	(618,137)
Balance at December 31, 2002	-	-	3,494,488	3,495	145,841	-	(788,729)	(639,393)
Sale of common stock for cash	-	-	1,229,278	1,229	2,458,380	-	-	2,459,609
Net loss for the year ended December 31, 2003	-	-	-	-	-	-	(947,804)	(947,804)
Balance at December 31, 2003	-	-	4,723,766	4,724	2,604,221	-	(1,736,533)	872,412
Sale of common stock for cash and stock subscription receivable	-	-	1,482,605	1,483	2,988,436	(2,750,000)	-	239,919
Cash payments received on stock subscription receivable	-	-	-	-	-	750,000	-	750,000
Issuance of common stock for technology license	-	-	49,420	49	99,951	-	-	100,000
Net loss for the year ended December 31, 2004	-	-	-	-	-	-	(2,351,828)	(2,351,828)
Balance at December 31, 2004	-	-	6,255,791	6,256	5,692,608	(2,000,000)	(4,088,361)	(389,497)
Cash payments received on stock subscription receivable	-	-	-	-	-	1,500,000	-	1,500,000
Net loss for the year ended December 31, 2005	-	-	-	-	-	-	(1,611,086)	(1,611,086)
Balance at December 31, 2005	-	-	6,255,791	6,256	5,692,608	(500,000)	(5,699,447)	(500,583)
Cash payments received on stock subscription receivable	-	-	-	-	-	500,000	-	500,000
Conversion of preferred stock to common stock	-	-	3,550,851	3,551	1,071,565	-	-	1,075,116
Common stock issued in connection with merger	-	-	4,359,891	4,360	1,708,489	-	-	1,712,849
Issuance of common stock for cashless warrant exercise	-	-	56,825	57	(57)	-	-	-
Net loss for the year ended December 31, 2006	-	-	-	-	-	-	(584,166)	(584,166)
Balance at December 31, 2006	-	-	14,223,358	14,224	8,472,605	-	(6,283,613)	2,203,216
Sale of common stock for cash	-	-	406,729	407	3,162,543	-	-	3,162,950
Sale of common stock for cash upon stock option exercise	-	-	2,471	2	4,998	-	-	5,000
Stock-based compensation expense	-	-	-	-	1,518,496	-	-	1,518,496
Net loss for the year ended December 31, 2007	-	-	-	-	-	-	(4,241,796)	(4,241,796)
Balance at December 31, 2007	-	-	14,632,558	14,633	13,158,642	-	(10,525,409)	2,647,866
Sale of common stock for cash	-	-	306,419	306	1,770,785	-	-	1,771,091
Issuance of common stock for services	-	-	10,000	10	73,990	-	-	74,000
Stock-based compensation expense	-	-	-	-	1,945,049	-	-	1,945,049
Net loss for the year ended December 31, 2008	-	-	-	-	-	-	(3,728,187)	(3,728,187)
Balance at December 31, 2008	-	-	14,948,977	14,949	16,948,466	-	(14,253,596)	2,709,819
Sale of common stock for cash	-	-	216,261	216	1,519,784	-	-	1,520,000
Sale of common stock for cash upon warrant exercise	-	-	462,826	463	1,499,537	-	-	1,500,000
Issuance of common stock for services	-	-	4,500	5	31,495	-	-	31,500
Stock-based compensation expense	-	-	-	-	1,267,165	-	-	1,267,165
Net loss for the year ended December 31, 2009	-	-	-	-	-	-	(3,284,252)	(3,284,252)
Balance at December 31, 2009	-	-	15,632,564	15,633	21,266,447	-	(17,537,848)	3,744,232

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)

	Series A Convertible Preferred Stock		Common Stock		Additional	Stock Subscription	Deficit Accumulated During the Development	Total Stockholders” Equity
	Shares	Amount	Shares	Amount	Paid-in Capital	Receivable	Stage	(Deficiency)
Balance at December 31, 2009	-	$-	15,632,564	$15,633	$21,266,447	$-	$(17,537,848)	$3,744,232
Issuance of common stock in lieu of cash payment	-	-	12,000	12	89,988	-	-	90,000
Issuance of common stock for services	-	-	10,500	10	53,803	-	-	53,813
Stock-based compensation expense	-	-	-	-	696,719	-	-	696,719
Fractional share cash payout upon reverse split	-	-	(218)	-	(1,210)	-	-	(1,210)
Net loss for the year ended December 31, 2010	-	-	-	-	-	-	(2,747,328)	(2,747,328)
Balance at December 31, 2010	-	-	15,654,846	15,655	22,105,747	-	(20,285,176)	1,836,226
Sale of common stock for cash	-	-	658,520	659	440,551	-	-	441,210
Issuance of common stock for services	-	-	129,245	129	149,871	-	-	150,000
Stock-based compensation expense	-	-	-	-	622,997	-	-	622,997
Net loss for the year ended December 31, 2011	-	-	-	-	-	-	(2,346,826)	(2,346,826)
Balance at December 31, 2011	-	-	16,442,611	16,443	23,319,166	-	(22,632,002)	703,607
Sale of common stock for cash	-	-	407,999	408	272,952	-	-	273,360
Sale of convertible preferred stock and warrants for cash	2,200	871,614	-	-	1,127,418	-	-	1,999,032
Conversion of preferred stock to common stock	(1,412)	(559,418)	1,882,667	1,882	557,536	-	-	-
Stock-based compensation expense	-	-	-	-	310,076	-	-	310,076
Net loss for the year ended December 31, 2012	-	-	-	-	-	-	(2,135,140)	(2,135,140)
Balance at December 31, 2012	788	$312,196	18,733,277	$18,733	$25,587,148	$-	$(24,767,142)	$1,150,935

GEOVAX LABS. INC.
(A DEVELOPMENT-STAGE ENTERPRISE)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,			From Inception (June 27, 2001) to
	2012	2011	2010	December 31, 2012
Cash flows from operating activities:
Net loss	$(2,135,140)	$(2,346,826)	$(2,747,328)	$(24,767,142)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	93,643	109,017	119,773	659,280
Accretion of preferred stock redemption value	-	-	-	346,673
Stock-based compensation expense, including common stock issued for services	310,076	772,997	750,532	6,669,815
Changes in assets and liabilities:
Grant funds receivable	(82,733)	290,760	(153,954)	(266,248)
Prepaid expenses and other current assets	(12,593)	19,122	(4,215)	(42,301)
Deferred offering costs	-	430,402	(430,402)	-
Deposits	-	980	(11,010)	(11,010)
Accounts payable and accrued expenses	(614,500)	419,927	39,033	415,825
Total adjustments	(306,107)	2,043,205	309,757	7,772,034
Net cash used in operating activities	(2,441,247)	(303,621)	(2,437,571)	(16,995,108)

Cash flows from investing activities:
Purchase of property and equipment	-	(11,896)	(4,706)	(538,490)
Proceeds from sale of property and equipment	-	-	5,580	5,580
Net cash provided (used) by investing activities	-	(11,896)	874	(532,910)

Cash flows from financing activities:
Proceeds from sale of common stock	310,160	404,410	-	15,836,468
Proceeds from sale of preferred stock	1,999,032	-	-	2,727,475
Net cash provided by financing activities	2,309,192	404,410	-	18,563,943

Net increase (decrease) in cash and cash equivalents	(132,055)	88,893	(2,436,697)	1,035,925
Cash and cash equivalents at beginning of period	1,167,980	1,079,087	3,515,784	-

Cash and cash equivalents at end of period	$1,035,925	$1,167,980	$1,079,087	$1,035,925

Supplemental disclosure of cash flow information Interest paid	$-	$-	$-	$5,669

Supplemental disclosure of non-cash investing and financing activities:
In connection with the Merger discussed in Note 5, all of the then outstanding shares of the Company’s mandatory redeemable convertible preferred stock were converted into shares of common stock as of September 28, 2006.

As discussed in Note 6, during 2012, an aggregate of 1,412 shares of the Company’s outstanding Series A Convertible Preferred Stock were converted into 1,882,667 shares of common stock.

See accompanying notes to consolidated financial statements.

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2012, 2011 and 2010 and
Period from Inception (June 27, 2001) to December 31, 2012

1.           Nature of Business

GeoVax Labs, Inc. (“GeoVax” or the “Company”), is a biotechnology company developing vaccines that prevent and fight Human Immunodeficiency Virus (“HIV”) infections.  HIV infections result in Acquired Immunodeficiency Syndrome (“AIDS”).  We have exclusively licensed from Emory University (“Emory”) vaccine technology which was developed in collaboration with the National Institutes of Health (“NIH”) and the Centers for Disease Control and Prevention (“CDC”).  GeoVax is incorporated under the laws of the State of Delaware and our principal offices are located in Smyrna, Georgia (metropolitan Atlanta area).

Our most advanced vaccines under development address the clade B subtype of the HIV virus that is most prevalent in the United States and the developed world.  Our vaccines are being evaluated to determine their potential to (a) prevent HIV infection and (b) to serve as a therapy for individuals who are already infected with HIV.  These vaccines are currently being evaluated in humans -- both in those infected with HIV and those who are not.

As discussed in Note 2, the Company is a development-stage enterprise and we are devoting substantially all of our present efforts to research and development.  We have funded our activities to date from government grants and clinical trial assistance, and from sales of our equity securities. We will continue to require substantial funds to continue these activities.  We anticipate that our existing cash resources, combined with the proceeds from the NIH grant discussed in Note 3 and the financing events discussed in Note 11, should be sufficient to fund our operations into the first quarter of 2014.  In order to meet our operating cash flow requirements, we intend to conduct additional offerings of our equity securities or convertible debt instruments. We are also seeking additional funding for our research programs through government grant funding mechanisms.

2.           Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

Our primary business is conducted by our wholly-owned subsidiary, GeoVax, Inc. The accompanying consolidated financial statements include the accounts of GeoVax, Inc. from inception together with those of GeoVax Labs, Inc. from September 28, 2006 (see Note 5).  All intercompany transactions have been eliminated in consolidation.

Development-Stage Enterprise

We are devoting all of our present efforts to research and development and GeoVax is a development stage enterprise as defined by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 915, Development Stage Entities.  All losses accumulated since inception (June 27, 2001) have been considered as part of our development stage activities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results may differ from those estimates.

Cash and Cash Equivalents

We consider all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.  Our cash and cash equivalents consist primarily of bank deposits and money market accounts.  The recorded values approximate fair market values due to the short maturities.

Fair Value of Financial Instruments and Concentration of Credit Risk

Financial instruments that subject us to concentration of credit risk consist primarily of cash and cash equivalents, which are maintained by a high credit quality financial institution. The carrying values reported in the balance sheets for cash and cash equivalents approximate fair values.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization.  The components of property and equipment as of December 31, 2012 and 2011 are as follows:
	2012	2011
Laboratory equipment	$388,000	$388,000
Leasehold improvements	115,605	115,605
Other furniture, fixtures & equipment	28,685	28,685
Total property and equipment	532,290	532,290
Accumulated depreciation and amortization	(429,804)	(356,084)
Property and equipment, net	$102,486	$176,206

Expenditures for maintenance and repairs are charged to operations as incurred, while additions and improvements are capitalized.  Depreciation is computed using the straight-line method over the estimated useful lives of the assets which range from three to five years.  Amortization of leasehold improvements is computed using the straight-line method over the remaining term of the related lease.  Depreciation and amortization expense was $73,720, $84,131, and $94,887 during the years ended December 31, 2012, 2011 and 2010, respectively.

Other Assets

Other assets consist principally of license agreements for the use of technology obtained through the issuance of the Company’s common stock.  These license agreements are amortized on a straight line basis over ten years.  Amortization expense related to these agreements was $19,923, $24,886, and $24,886 during years ended December 31, 2012, 2011, and 2010, respectively, and is expected to be $10,000, $10,000, $-0-, $-0-, and $-0- for each of the next five years, respectively.

Impairment of Long-Lived Assets

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future net cash flows expected to be generated by such assets.  If we consider such assets to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the expected future net cash flows from the assets.

Accrued Liabilities

As part of the process of preparing our financial statements, we estimate expenses that we believe we have incurred, but have not yet been billed by our third party vendors. This process involves identifying services and activities that have been performed by such vendors on our behalf and estimating the level to which they have been performed and the associated cost incurred for such service as of each balance sheet date in our financial statements. Examples of expenses for which we accrue include fees for professional services and fees owed to contract manufacturers in conjunction with the manufacture of vaccines for our clinical trials. We make these estimates based upon progress of activities related to contractual obligations and information received from vendors.

Net Loss Per Share

Basic and diluted loss per common share are computed based on the weighted average number of common shares outstanding. All common share equivalents (which consist of options and warrants) are excluded from the computation of diluted loss per share since the effect would be anti-dilutive. Common share equivalents which could potentially dilute basic earnings per share in the future, and which were excluded from the computation of diluted loss per share, totaled approximately 12.3 million, 2.8 million, and 2.0 million at December 31, 2012, 2011 and 2010, respectively.

Revenue Recognition

We recognize revenue in accordance with the SEC’s Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, as amended by Staff Accounting Bulletin No. 104, Revenue Recognition, (“SAB 104”). SAB 104 provides guidance in applying GAAP to revenue recognition issues, and specifically addresses revenue recognition for upfront, nonrefundable fees received in connection with research collaboration agreements.  During 2012, 2011 and 2010, our revenue consisted of grant funding received primarily from the NIH (see Note 3).  Revenue from this arrangement is approximately equal to the costs incurred and is recorded as income as the related costs are incurred.

Research and Development Expense

Research and development expense primarily consists of costs incurred in the discovery, development, testing and manufacturing of our product candidates. These expenses consist primarily of (i) fees paid to third-party service providers to perform, monitor and accumulate data related to our preclinical studies and clinical trials, (ii) costs related to sponsored research agreements, (iii) the costs to procure and manufacture materials used in clinical trials, (iv) laboratory supplies and facility-related expenses to conduct development, and (v) salaries, benefits, and share-based compensation for personnel.  These costs are charged to expense as incurred.

Patent Costs

Our expenditures relating to obtaining and protecting patents are charged to expense when incurred, and are included in general and administrative expense.

Period to Period Comparisons

Our operating results are expected to fluctuate for the foreseeable future. Therefore, period-to-period comparisons should not be relied upon as predictive of the results for future periods.  Certain prior year amounts have been reclassified to conform to the current year financial statement presentation.

Income Taxes

We account for income taxes using the liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted rates in effect for the year in which temporary differences are expected to be recovered or settled.  Deferred tax assets are reduced by a valuation allowance unless, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will be realized.

Stock-Based Compensation

We account for stock-based transactions in which the Company receives services from employees, directors or others in exchange for equity instruments based on the fair value of the award at the grant date.  Compensation cost for awards of common stock is estimated based on the price of the underlying common stock on the date of issuance.  Compensation cost for stock options or warrants is estimated at the grant date based on each instrument’s fair value as calculated by the Black-Scholes option pricing model.  We recognize stock-based compensation cost as expense ratably on a straight-line basis over the requisite service period for the award.  See Note 6 for additional stock-based compensation information.

Recent Accounting Pronouncements

There have been no recent accounting pronouncements or changes in accounting pronouncements which we expect to have a material impact on our financial statements, nor do we believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on our financial statements.

3.           Government Grants

NIH Grants

In September 2007, the NIH awarded us an Integrated Preclinical/Clinical AIDS Vaccine Development (IPCAVD) grant to support our HIV/AIDS vaccine program.  We are utilizing this funding to further our HIV/AIDS vaccine development, optimization and production.  The original project period for the grant covered a five year period ending in August 2012, but was extended for an additional one year period.  The aggregate award totaled $20.4 million, with approximately $1.6 million remaining and available for use as of December 31, 2012.

In September 2012, the NIH awarded us an additional grant of $1.9 million to support development of versions of our HIV/AIDS vaccines to address the clade C subtype of the HIV virus prevalent in the developing world.  The project period of this grant covers a one year period ending in August 2013.  There is approximately $1.4 million from this grant remaining and available for use as of December 31, 2012.

We record revenue associated with these grants as the related costs and expenses are incurred and such revenue is reported as a separate line item in our statements of operations.  During 2012, 2011, and 2010, we recorded $2,657,327, $4,899,885, and $4,940,778, respectively, of revenue associated with these grants.

QTDP Grant

In November 2010, we were awarded a one-time grant of $244,479 pursuant to the Qualifying Therapeutic Discovery Project (QTDP) program enacted as part of the Patient Protection and Affordable Care Act of 2010.  The QTDP program was intended to provide incentive to smaller companies who are focusing on innovative therapeutic discoveries.  We received the full amount of the grant during 2010, which is recorded as revenue for 2010 in the accompanying Consolidated Statement of Operations.

4.           Commitments

Lease Agreements

We lease approximately 8,400 square feet of office and laboratory space located in Smyrna, Georgia (metropolitan Atlanta). Rent expense for the years ended December 31, 2012, 2011 and 2010 was $118,801, $119,255, and $118,988, respectively.  Future minimum lease payments pursuant to the 62 month lease total $125,180 in 2013 and $128,920 in 2014.

Other Commitments

In the normal course of business, we may enter into various firm purchase commitments related to production and testing of our vaccine material, conduct of clinical trials, and other research-related activities. As of December 31, 2012, we had approximately $510,000 of unrecorded outstanding purchase commitments to our vendors and subcontractors, all of which we expect will be due in 2013.

5.           2006 Merger and Recapitalization

The Company was originally incorporated in June 1988 under the laws of Illinois as Dauphin Technology, Inc. (“Dauphin”).  Dauphin was unsuccessful and its operations were terminated in December 2003.  In September 2006, Dauphin completed a merger (the “Merger”) with GeoVax, Inc. which was incorporated under the laws of Georgia in June 2001.  As a result of the Merger, the shareholders of GeoVax, Inc. exchanged their shares of common stock for Dauphin common stock and GeoVax, Inc. became a wholly-owned subsidiary of Dauphin.  Dauphin then changed its name to GeoVax Labs, Inc. and replaced its officers and directors with those of GeoVax, Inc.  Subsequent to the Merger, the Company has not conducted any business other than GeoVax, Inc.’s business of developing human vaccines.  The Merger was accounted for under the purchase method of accounting as a reverse acquisition in accordance with GAAP. Under this method of accounting, Dauphin was treated as the acquired company and, accordingly, all financial information prior to the date of Merger presented in the accompanying consolidated financial statements, or in the notes herein, as well as any references to prior operations, are those of GeoVax, Inc.  In June 2008, the Company was reincorporated under the laws of Delaware.

6.           Stockholders’ Equity

Series A Convertible Preferred Stock

Our Certificate of Incorporation authorizes us to issue up to 10,000,000 shares of preferred stock, $.01 par value.  In March 2012, we established from the authorized preferred stock a series of preferred stock, consisting of 2,200 shares of Series A Convertible Preferred Stock, $1,000 stated value (“Series A Preferred Shares”) and entered into a Securities Purchase Agreement (“SPA”) whereby we issued to three institutional investors (“Purchasers”) the Series A Preferred Shares for gross proceeds of $2.2 million.  Net proceeds to the Company from this transaction, after deduction of placement agent fees and other expenses, were approximately $2.0 million.

The Series A Preferred Shares may be converted at any time at the option of the Purchasers into shares of our common stock at a conversion price of $0.75 per share (“Conversion Price”), for an initial aggregate total of 2,933,333 shares of our common stock (“Conversion Shares”).  The Series A Preferred Shares have a liquidation preference equal to the initial purchase price, have no voting rights, and are not entitled to a dividend.  Through December 31, 2012, a total of 1,412 Series A Preferred Shares have been converted into 1,882,667 shares of our common stock.  As of December 31, 2012, there were 788 shares of Series A Preferred Shares outstanding, convertible into 1,050,667 shares of our common stock.

Pursuant to the terms of the SPA, we issued to each Purchaser Series A, B and C Warrants (collectively, the “Warrants”), each to purchase up to a number of shares of our common stock equal to 100% of the Conversion Shares underlying the Series A Preferred Shares (up to 2,933,333 shares in the aggregate for each of the three series of warrants, or 8,799,999 shares in total) (“Warrant Shares”).  The Series A Warrants have an exercise price of $1.00 per share, are exercisable immediately, and expire on March 21, 2017.  The Series B Warrants have an exercise price of $0.75 per share, are exercisable immediately, and expire on March 21, 2013. The Series C Warrants have an exercise price of $1.00 per share and expire on March 21, 2017, but only vest and become exercisable upon, and in proportion to, the exercise of the one-year Series B Warrants.  The Warrants contain anti-dilution provisions, which may, under certain circumstances, reduce the exercise price (but have no effect on the number of shares subject to the Warrants) if we sell or grant options to purchase, including rights to reprice, our common stock or common stock equivalents at a price lower than the exercise price of the Warrants, or if we announce plans to do so.

In connection with the sale of the Series A Preferred Shares, we entered into a Registration Rights Agreement (“RRA”) with the Purchasers, pursuant to which we filed a registration statement with the Securities and Exchange Commission (“SEC”) on April 3, 2012 covering resale of the Conversion Shares and the Warrant Shares.   It was declared effective by the SEC on April 13, 2012

Accounting Treatment and Allocation of Proceeds.  We first assessed the Series A Preferred Shares under ASC Topic 480, “Distinguishing Liabilities from Equity” (“ASC 480”) and determined such preferred stock not to be a liability under ASC 480.  We next assessed the preferred stock under ASC Topic 815. “Derivatives and Hedging” (“ASC 815”).  The preferred stock contains an embedded feature allowing an optional conversion by the holder into common stock which meets the definition of a derivative.  However, we believe that the preferred stock is an “equity host” (as described by ASC 815) for purposes of assessing the embedded derivative for potential bifurcation and determined that the optional conversion feature is clearly and closely associated to the preferred stock host; we therefore determined that the embedded derivative does not require bifurcation and separate recognition under ASC 815.  We then assessed the preferred stock under ASC Topic 470, “Debt” (“ASC 470”), and determined there to be a beneficial conversion feature (“BCF”) requiring recognition at its intrinsic value.  Since the conversion option of the preferred stock was immediately exercisable, the amount allocated to the BCF was immediately accreted to preferred dividends, resulting in an increase in the carrying value of the preferred stock.  We also assessed the warrants issued in connection with the financing under ASC 815 and determined that they did not initially meet the definition of a derivative, but will require evaluation on an on-going basis.  As of December 31, 2012, we determined that the warrants still did not meet the definition of a derivative.

The following is a summary of the allocation of the net proceeds from the preferred stock financing, and reconciliation to the carrying value at December 31, 2012:
Net proceeds after transaction costs	$1,999,032
Less: Fair value of warrants (recorded to Additional Paid-in Capital)	(1,127,418)
Beneficial conversion feature (recorded to Additional Paid-in Capital)	(762,667)
Net proceeds allocated to preferred stock	108,947
Accretion of beneficial conversion feature (deemed dividend)	762,667
Initial carrying value of preferred stock	871,614
Conversions to common stock	(559,418)
Carrying value of preferred stock at December 31, 2012	$312,196

Common Stock Transactions

In February 2010, we issued 12,000 shares of our common stock in settlement of an obligation accrued at December 31, 2009 in the amount of $90,000.

During December 2011, we sold an aggregate of 658,520 shares of our common stock to a group of individual accredited investors (including members of our board of directors and management --see Note 9) for an aggregate purchase price of $441,210, $36,800 of which was received in January 2012 and is therefore reflected as a receivable (Other Current Asset) in the accompanying Consolidated Balance Sheet as of December 31, 2011.  We also issued to the investors warrants to purchase an aggregate of 987,783 shares of common stock at a price of $1.00 per share, which expire in December 2016.

During January 2012, we sold an aggregate of 407,999 shares of our common stock to a group of individual accredited investors (including members of our board of directors and management --see Note 9) for an aggregate purchase price of $273,360.  We also issued to the investors warrants to purchase an aggregate of 612,001 shares of common stock at a price of $1.00 per share, which expire in January 2017.

From time to time, we issue shares of our common stock to consultants or others in exchange for services.  During 2012, 2011 and 2010 we issued -0-, 129,245, and 10,500 shares, respectively, for such services; and we recorded general and administrative expense of $-0-, $150,000, and $53,813 during each respective period related to these issuances.

Stock Options

In 2006, we adopted the GeoVax Labs, Inc. 2006 Equity Incentive Plan (the “Stock Option Plan”) for the granting of qualified incentive stock options (“ISO’s”), nonqualified stock options, restricted stock awards or restricted stock bonuses to employees, officers, directors, consultants and advisors of the Company.  The exercise price for any option granted may not be less than fair value (110% of fair value for ISO’s granted to certain employees).  Options granted under the Stock Option Plan have a maximum ten-year term and generally vest over three years.  The Company has reserved 1,200,000 shares of its common stock for issuance under the Stock Option Plan.

A summary of activity under the Stock Option Plan as of December 31, 2012, and changes during the year then ended is presented below:
	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (yrs)	Aggregate Intrinsic Value
Outstanding at December 31, 2011	928,242	$5.43
Granted	238,500	0.70
Exercised	-	-
Forfeited or expired	(97,601)	4.02
Outstanding at December 31, 2012	1,069,141	$4.50	6.2	$-0-
Exercisable at December 31, 2012	698,995	$6.38	4.6	$-0-

Additional information concerning our stock options for the years ended December 31, 2012, 2011 and 2010 is as follows:

	2012	2011	2010
Weighted average fair value of options granted during the period	$0.59	$0.79	$2.95
Intrinsic value of options exercised during the period	-	-	-
Total fair value of options vested during the period	319,920	540,339	499,557

We use the Black-Scholes model for determining the grant date fair value of our stock option grants.  This model utilizes certain information, such as the interest rate on a risk-free security with a term generally equivalent to the expected life of the option being valued and requires certain other assumptions, such as the expected amount of time an option will be outstanding until it is exercised or expired, to calculate the fair value of stock options granted.  The significant assumptions we used in our fair value calculations were as follows:
	2012	2011	2010
Weighted average risk-free interest rates	1.1%	1.4%	2.6%
Expected dividend yield	0.0%	0.0%	0.0%
Expected life of option (yrs)	6.7	7	6.7
Expected volatility	105.2%	111.2%	112.9%

Stock-based compensation expense related to the Stock Option Plan was $310,076, $463,752, and $575,662 during the years ended December 31, 2012, 2011 and 2010, respectively.  Stock option expense is allocated to research and development expense or to general and administrative expense based on the related employee classifications and corresponds to the allocation of employee salaries.  For the three years ended December 31, 2012, stock option expense was allocated as follows:
	2012	2011	2010
General and administrative expense	$231,936	$284,352	$369,161
Research and development expense	78,140	179,400	206,501
Total stock option expense	$310,076	$463,752	$575,662

As of December 31, 2012, there was $271,901 of unrecognized compensation expense related to stock-based compensation arrangements.  The unrecognized compensation expense is expected to be recognized over a weighted average remaining period of 2.1 years.

Stock Purchase Warrants

We have issued stock purchase warrants in connection with financing transactions and also in exchange for services from consultants and others.  The following table presents a summary of stock purchase warrant transactions during the year ended December 31, 2012:
	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2011	1,870,559	$7.96
Issued – Series A Warrants (1)	2,933,333	1.00
Issued – Series B Warrants (1)	2,933,333	0.75
Issued – Series C Warrants (1)	2,933,333	1.00
Issued – Other Warrants (2)	612,001	1.00
Exercised	--	--
Forfeited or expired	(57,000)	7.00
Outstanding at December 31, 2012	11,225,559	$2.06
Exercisable at December 31, 2012	8,290,376	$2.44
(1)      See discussion under “Series A Convertible Preferred Stock” above.
(2)      See discussion under “Common Stock Transactions” above.

For stock purchase warrants issued to consultants or others in exchange for services, we record the related expense over the service period, or upon the date, that the service was rendered.  Expense associated with such compensatory warrants was $-0-, $7,119, and $121,057 during the years ended December 31, 2012, 2011 and 2010, respectively All such expense was allocated to general and administrative expense.  As of December 31, 2012, there was no unrecognized compensation expense related to compensatory warrants. .  In addition to compensatory warrant expense, during 2011 we recorded $152,126 of general and administrative expense associated with the extension of certain investor warrants which were due to expire in 2011 to 2013.  In January 2013, certain modifications were made to the terms of the Class B Warrants in exchange for the exercise of a portion of those warrants (see Note 11).

7.           Retirement Plan

We participate in a multi-employer defined contribution retirement plan (the “401k Plan”) administered by a third party service provider; and the Company contributes to the 401k Plan on behalf of its employees based upon a matching formula.  During the years ended December 31, 2012, 2011 and 2010 our contributions to the 401k Plan were $50,500, $56,928, and $52,632, respectively.

8.           Income Taxes

At December 31, 2012, we have a consolidated federal net operating loss (“NOL”) carryforward of approximately $69.8 million, available to offset against future taxable income which expires in varying amounts in 2013 through 2032.  Additionally, we have approximately $764,000 in research and development (“R&D”) tax credits that expire in 2022 through 2031 unless utilized earlier.  No income taxes have been paid to date.

As a result of the Merger discussed in Note 5, our NOL carryforward increased substantially due to the addition of historical NOL carryforwards for Dauphin Technology, Inc.  However, Section 382 of the Internal Revenue Code contains provisions that may limit our utilization of NOL and R&D tax credit carryforwards in any given year as a result of significant changes in ownership interests that have occurred in past periods or may occur in future periods.

Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of our deferred tax assets and liabilities included the following at December 31, 2012 and 2011:

	2012	2011
Deferred tax assets:
Net operating loss carryforward	$24,429,472	$24,872,082
Research and development tax credit carryforward	763,965	763,690
Stock-based compensation expense	2,097,194	1,991,769
Total deferred tax assets	27,290,631	27,627,541

Deferred tax liabilities
Depreciation	(16,125)	(36,311)
Total deferred tax liabilities	(16,125)	(36,311)

Net deferred tax assets	27,274,506	27,591,230
Valuation allowance	(27,274,506)	(27,591,230)
	$-	$-

We have established a full valuation allowance equal to the amount of our net deferred tax assets due to uncertainties with respect to our ability to generate sufficient taxable income to realize these assets in the future. A reconciliation of the income tax benefit on losses at the U.S. federal statutory rate to the reported income tax expense is as follows:

	2012	2011	2010
U.S. federal statutory rate applied to pretax loss	$(725,948)	$(797,921)	$(934,092)
Permanent differences	2,674	4,216	(77,200)
Research and development credits	-	32,675	59,959
Change in valuation allowance	723,274	761,030	951,333
Reported income tax expense	$-	$-	$-

9.           Related Party Transactions

We are obligated to reimburse Emory University (a significant stockholder of the Company) for ongoing costs in connection with the filing, prosecution and maintenance of patent applications subject to a license agreement for technology associated with the vaccines we are developing.  The expense associated with these ongoing patent cost reimbursements to Emory amounted to $89,885, $249,907, and $193,674 for the years ended December 31, 2012, 2011, and 2010, respectively.

In connection with our IPCAVD grant from the NIH (see Note 3), we have entered into two subcontracts with Emory for the purpose of conducting research and development activities related to the grant.  During 2012, 2011, and 2010, we recorded $552,403, $1,172,758, and $1,391,203, respectively, of expense associated with these subcontracts.  All amounts paid to Emory under these subcontracts are reimbursable to us pursuant to the NIH grant.

In March 2008, we entered into a consulting agreement with Donald Hildebrand, a former member of our Board of Directors and our former President & Chief Executive Officer, pursuant to which Mr. Hildebrand has provided business and technical advisory services to the Company.  The term of the consulting agreement, as amended, began on April 1, 2008 and ended on December 31, 2012.  During 2012, 2011, and 2010, we recorded $24,000, $24,000, and $57,600, respectively, of expense associated with the consulting agreement.

In December 2011 and January 2012, members of our management and Board of Directors participated in the private placement offering of our common stock and warrants (see Note 6), whereby they purchased an aggregate of 380,954 shares of our common stock for a total purchase price of $255,239 and received five-year warrants to purchase an additional 571,432 shares of our common stock exercisable at $1.00 per share.

10.           Selected Quarterly Financial Data (unaudited)

A summary of selected quarterly financial data for 2012 and 2011 is as follows:

	2012 Quarter Ended
	March 31	June 30	September 30	December 31
Revenue from grants	$854,063	$705,698	$638,000	$459,566
Net loss	(730,513)	(497,763)	(296,779)	(610,085)
Net loss per share	(0.04)	(0.03)	(0.02)	(0.03)

	2011 Quarter Ended
	March 31	June 30	September 30	December 31
Revenue from grants	$893,002	$1,753,033	$1,297,006	$956,844
Net loss	(606,282)	(211,344)	(375,852)	(1,153,348)
Net loss per share	(0.04)	(0.01)	(0.02)	(0.08)

11.           Subsequent Events

Warrant Modification and Exercise

Effective January 17, 2013, we reduced the exercise price of our then-outstanding Series B Common Stock Purchase Warrants (see Note 6).  The exercise price for all the Series B Warrants was reduced from $0.75 to $0.60 per share.  The exercise price for the Series A Warrants and Series C Warrants that were issued concurrently with the Series B Warrants did not change.  In consideration for the reduction of the exercise price, the holders of the Series B Warrants immediately exercised 1,766,667 of the Series B Warrants for cash, resulting in total proceeds to the Company of $1,060,000.  The expiration date of Series B Warrants with respect to the remaining 1,166,667 shares was extended from March 21, 2013 to May 21, 2013.  In January 2013, we recorded general and administrative expense of $218,551 associated with the warrant modifications.

GEOVAX LABS, INC.
SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

For the Years Ended December 31, 2012, 2011 and 2010

		Additions
Description	Balance at Beginning Of Period	Charged to Costs and Expenses	Charged to Other Accounts	(1) Deductions	Balance at End Of Period
Reserve Deducted in the Balance Sheet From the Asset to Which it Applies:

Allowance for Deferred Tax Assets
Year ended December 31, 2012	$27,591,230	$796,237	$-	$(1,112,961)	$27,274,506
Year ended December 31, 2011	27,576,253	888,561	-	(873,584)	27,591,230
Year ended December 31, 2010	27,091,338	1,160,405	-	(675,490)	27,576,253

(1)	Deductions represent the effect of expiring NOL carryforwards from prior years.